Exhibit 99.2

Execution Version

U.S. $900,000,000

SENIOR UNSECURED SUSTAINABILITY-LINKED REVOLVING CREDIT FACILITY

AMENDED AND RESTATED CREDIT AGREEMENT

Among

ENERPLUS CORPORATION

as Borrower

- and -

THOSE FINANCIAL INSTITUTIONS WHICH ARE OR

HEREAFTER BECOME LENDERS UNDER THIS AGREEMENT

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent and Sustainability Structuring Agent

November 3, 2022

CANADIAN IMPERIAL BANK OF COMMERCE

as Sole Lead Arranger and Sole Bookrunner

- and -

ROYAL BANK OF CANADA AND BANK OF MONTREAL

as Co-Syndication Agents

- and -

THE BANK OF NOVA SCOTIA

as Documentation Agent

Norton Rose Fulbright Canada LLP

Blake, Cassels & Graydon LLP

6.2	Notice Provisions	49
6.3	Irrevocability	50
6.4	Rollover or Conversion of Advances	50
6.5	Agent's Obligations	50
6.6	Lenders' Obligations	50
6.7	Currency Fluctuation	51
6.8	Excess Relating to SOFR Loans, LCs and BAs	51

ARTICLE 7 DRAWDOWN UNDER THE CREDIT FACILITY		51

7.1	Conditions Precedent to all Drawdowns	51
7.2	Hostile Acquisitions	51
7.3	Adjustment of Rateable Portion	52
7.4	Subsequent Drawdowns	52
7.5	Prepayment	52

ARTICLE 8 CALCULATION OF INTEREST AND FEES		52

8.1	Records	52
8.2	Payment of Interest and Fees	53
8.3	Payment of Stamping Fee	53
8.4	Calculation and Payment of Issuance Fees and Fronting Fees	54
8.5	Standby Fees	54
8.6	Debit Authorization	54
8.7	Conversion to Another Currency	54
8.8	Maximum Rate of Return	54
8.9	Waiver of Judgment Interest Act (Alberta)	54
8.10	Deemed Reinvestment Not Applicable	55
8.11	Interest Act (Canada)	55
8.12	Conforming Changes	55

ARTICLE 9 GENERAL PROVISIONS RELATING TO SOFR LOANS		55

9.1	General	55
9.2	Early Termination of Interest Periods	56
9.3	Temporary Disruption Respecting SOFR Loans	56
9.4	Effect of a Benchmark Transition Event	56

ARTICLE 10 BANKERS' ACCEPTANCES		58

10.1	General	58
10.2	Terms of Acceptance by the Lenders	58
10.3	General Mechanics	59
10.4	BA Equivalent Advance	60
10.5	Execution of Bankers' Acceptances	60
10.6	Escrowed Funds	60
10.7	Temporary Market Disruption	61
10.8	CDOR Discontinuation	62

ARTICLE 11 LETTERS OF CREDIT		63

11.1	General	63
11.2	Records	67
11.3	Certain Notices to the Agent with Respect to Letters of Credit	68

ARTICLE 12 INCREASED COSTS		68

12.1	Changes in Law	68
12.2	Changes in Circumstances	69
12.3	Application of Sections 12.1 and 12.2	69
12.4	Limitations on Additional Compensation	69

ARTICLE 13 REPRESENTATIONS AND WARRANTIES OF THE BORROWER		70

13.1	Representations and Warranties	70
13.2	Acknowledgement	74
13.3	Survival and Inclusion	74

ARTICLE 14 COVENANTS OF THE BORROWER		74

14.1	Affirmative Covenants	74
14.2	Financial Covenants	77
14.3	Negative Covenants	77

ARTICLE 15 DESIGNATION OF RESTRICTED SUBSIDIARIES		79

15.1	Designation of Non-Restricted/Restricted Subsidiaries	79

ARTICLE 16 INDEMNITIES OF BORROWER		80

16.1	Environmental Indemnity	80
16.2	General Indemnity	80
16.3	Right to Defend	81

ARTICLE 17 REORGANIZATION		81

17.1	Successor Entity	81

ARTICLE 18 EVENTS OF DEFAULT		82

18.1	Event of Default	82
18.2	Remedies	84
18.3	Non-Deliverability of Sustainability Certificate, etc. and No Pricing Adjustment	84
18.4	Adjustments	84
18.5	Waivers	86
18.6	Set-off	86
18.7	Application of Proceeds	87

ARTICLE 19 CONFIDENTIALITY		87

19.1	Non-Disclosure	87
19.2	Exceptions	87
19.3	Permitted Disclosures by Agent and Lenders	87
19.4	Survival	88

ARTICLE 20 ASSIGNMENT		88

20.1	Assignment of Interests	88
20.2	Assignment by the Lenders	88
20.3	Effect of Assignment	88

20.4	Participations	89

ARTICLE 21 ADMINISTRATION OF THE CREDIT FACILITY		89

21.1	Authorization and Action	89
21.2	Procedure for Making Advances	90
21.3	Remittance of Payments	91
21.4	Redistribution of Payment	91
21.5	Duties and Obligations	92
21.6	Prompt Notice to the Lenders	92
21.7	Agent and Agent Authority	92
21.8	Lenders' Credit Decisions	93
21.9	Indemnification	93
21.10	Successor Agent	93
21.11	Taking and Enforcement of Remedies	94
21.12	Reliance Upon Agent	94
21.13	Agent May Perform Covenants	94
21.14	No Liability of Agent	94
21.15	Nature of Obligations under this Agreement	94
21.16	Lender Consent	95
21.17	Removal of Lenders	96
21.18	Defaulting Lenders	97
21.19	Erroneous Payments by the Agent	99
21.20	Sustainability Structuring Agent Liabilities, Duties and Obligations	101

ARTICLE 22 MISCELLANEOUS		102

22.1	Notices	102
22.2	Telephone Instructions	104
22.3	No Partnership, Joint Venture or Agency	104
22.4	Judgment Currency	104
22.5	Further Assurances	105
22.6	Expenses	105
22.7	Waiver of Laws	105
22.8	Attornment and Waiver of Jury Trial	105
22.9	Interest on Out-of-Pocket Payments	105
22.10	Payments Due on Banking Day	106
22.11	Anti-Money Laundering Legislation	106
22.12	Whole Agreement	107
22.13	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	107
22.14	Acknowledgement Regarding Any Supported QFCs	107
22.15	Counterparts; Integration; Effectiveness; Electronic Execution	108

AMENDED AND RESTATED

CREDIT AGREEMENT

THIS AGREEMENT dated as of November 3, 2022,

AMONG:

ENERPLUS CORPORATION,

as Borrower

- and -

THOSE FINANCIAL INSTITUTIONS WHICH

ARE OR HEREAFTER BECOME LENDERS

UNDER THIS AGREEMENT, as Lenders

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent

WHEREAS the Borrower has requested and the Lenders have agreed to amend and restate the Existing Credit Agreement and CIBC has agreed to continue to act as Agent for the Lenders, all on the terms and conditions and for the purposes set out in this Agreement.

NOW THEREFORE in consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1Definitions

Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in this Section 1.1, unless otherwise defined in any of the Documents.

"2019 Freshwater Used For Well Completion" means the percentage obtained by dividing (a) the Freshwater used by the Borrower and its Subsidiaries for their well completion program during the 2019 fiscal year for wells over which the Borrower and its Subsidiaries had operational control during the 2019 fiscal year by (b) the total volume of water used by the Borrower and its Subsidiaries for their well completion program during the 2019 fiscal year for wells over which the Borrower and its Subsidiaries had operational control, it being acknowledged that such percentage is 100%.

"Absolute GHG Emissions" means, for any period, the consolidated and absolute amount of operated Scope 1 Emissions and Scope 2 Emissions of the Borrower and its Subsidiaries for the most recently completed fiscal year as reported in the Annual ESG Report and calculated in accordance with (a) in the case of assets located in the United States of America, the American Petroleum Institute Compendium of Greenhouse Gas Emissions Methodology for the Oil and Natural Gas Industry (2009), and (b) in the case of assets located in Canada, the Canadian Association of Petroleum Producers Calculating Greenhouse Gas Emissions (2003), and the US Environmental Protection Agency Mandatory Greenhouse Gas

Reporting Rule which, in each case, for greater certainty, will not include the purchase or sale of carbon offsets.

"Accounting Change" means:

(a)	a material change in GAAP;
(b)	the adoption by the Borrower of a material change in an accounting policy required or permitted by GAAP in order to more appropriately present events or transactions in its financial statements; and
(c)

the conversion by the Borrower from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles or the conversion by the Borrower from U.S. generally accepted accounting principles to Canadian generally accepted accounting principles, if any such change would cause an amount required to be determined for the purposes of any financial covenant in Section 14.2 or any other financial calculation hereunder (each a "Financial Calculation") to be materially different than the amount that would be determined without giving effect to such change.

"Accounting Change Notice" has the meaning attributed to it in Section 1.15(a).

"Additional Compensation" has the meaning attributed to it in Section 12.1(a).

"Adjusted Daily Simple SOFR" means, for any day, an interest rate per annum equal to (a) the Daily Simple SOFR for such day plus (b) the Daily Simple SOFR Adjustment provided that, if Adjusted Daily Simple SOFR as so determined shall ever be less than the Floor on any day, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor on such day for the purposes of this Agreement and the other Documents.

"Adjusted Term SOFR" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Interest Period with respect to the applicable SOFR Loan is a Non-Standard Interest Period, then the Adjusted Term SOFR shall be the SOFR Interpolated Rate, and provided further that if the Adjusted Term SOFR as so determined shall ever be less than the Floor on any day, then the Adjusted Term SOFR shall be deemed to be the Floor on such day for the purposes of this Agreement and the other Documents.

"Adjustment in Applicable Margin" has the meaning set out in the definition of Applicable Sustainability Adjustment.

"Administrative Body" means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

"Advance" means:

(a)	except for Bankers' Acceptances and Letters of Credit, the disbursement or credit of funds to, or to the credit of, the Borrower;
(b)

in respect of Bankers' Acceptances, the acceptance by the Lenders (including the Swing Line Lender, if applicable) of drafts issued under the Agreement by the Borrower or a BA Equivalent Advance, as applicable; or

(c)	in respect of Letters of Credit, the issuance by the LC Issuer of a Letter of Credit,

and in each case shall include each Drawdown, Rollover or Conversion thereof.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affected Lender" has the meaning attributed to it in Section 21.17.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "common control with" have correlative meanings as the meaning attributed to it in the Securities Act (Alberta).

"Agent" means initially CIBC or any successor to CIBC appointed as agent pursuant to Section 21.10.

"Aggregate Principal Amount" means:

(a)

where the context requires, the aggregate of the principal amounts outstanding from time to time under the Credit Facility, including the face amount of all unmatured Bankers' Acceptances and the undrawn face amount of all Letters of Credit, and

(b)

where the context requires, the aggregate of the principal amount of all Swing Line Loans outstanding from time to time, including the face amount of all unmatured Bankers' Acceptances and the undrawn face amount of all Letters of Credit issued thereunder.

"Agreement" or "this Agreement" means this amended and restated credit agreement dated as of the date first written above among the Borrower, the Lenders and the Agent inclusive of all Schedules, including this Schedule, as amended, confirmed, replaced or restated from time to time and "hereto", "hereof", "herein", "hereby" and "hereunder", and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

"Alternative SPT Metric" has the meaning attributed to it in Section 3.10(b).

"AML Legislation" has the meaning attributed to it in Section 22.11.

"Annual ESG Report" means, for any period, the annual ESG report and data tables published by the Borrower on its website and relating to environmental, social and governance factors relevant to the business and stakeholders of the Borrower and its Subsidiaries and may include disclosure of GHG Intensity, Average Reduction of Freshwater Use and LTIF.

"Anti-Corruption Laws" means all laws, rules and regulations of any Sanctions Authority that apply to the Borrower and the other Loan Parties and their respective Subsidiaries from time to time concerning or relating to bribery of government officials or public corruption.

"Applicable Margin" means the applicable margin as indicated in the table set forth in Section 4.2(i).

"Applicable Sustainability Adjustment" means, for any fiscal year, with reference to the reported values of the SPT Metrics in the Sustainability Certificate delivered for the end of the most recently ended fiscal year (commencing with the fiscal year ending December 31, 2021), the "Adjustment in Applicable Margin" for each SPT Metric set forth in the row opposite such SPT Metric (subject to adjustment in accordance with Section 3.10):

SPT Metric	SPT Metric Level			Adjustments in Applicable Margin
				Margin on SOFR Loans, Canadian Prime Rate Loans, U.S. Base Rate Loans and Acceptance Fees for Bankers' Acceptances	Standby Fee on Credit Facility
GHG Intensity	2021	L1	≤32.9	Decrease of 2.5 bps	Decrease of 0.5 bps
		L2	>32.9 and <40.3	No change	No change
		L3	≥40.3	Increase of 2.5 bps	Increase of 0.5 bps
	2022	L1	≤31.3	Decrease of 2.5 bps	Decrease of 0.5 bps
		L2	>31.3 and <38.3	No change	No change
		L3	≥38.3	Increase of 2.5 bps	Increase of 0.5 bps
	2023	L1	≤31.1	Decrease of 2.5 bps	Decrease of 0.5 bps
		L2	>31.1 and <38.0	No change	No change
		L3	≥38.0	Increase of 2.5 bps	Increase of 0.5 bps
	2024	L1	≤29.2	Decrease of 2.5 bps	Decrease of 0.5 bps
		L2	>29.2 and <36.8	No change	No change
		L3	≥36.8	Increase of 2.5 bps	Increase of 0.5 bps
	2025	L1	≤28.3	Decrease of 2.5 bps	Decrease of 0.5 bps
		L2	>28.3 and <36.1	No change	No change
		L3	≥36.1	Increase of 2.5 bps	Increase of 0.5 bps
Average Reduction of Freshwater Use	L1		≥45%	Decrease of 1.25 bps	Decrease of 0.25
	L2		>35% and <45%	Decrease of 0.625 bps	Decrease of 0.125
	L3		≥15% and ≤35%	No change	No change
	L4		>10% and <15%	Increase of 0.625 bps	Increase of 0.125 bps
	L5		≤10%	Increase of 1.25 bps	Increase of 0.25 bps
Average 3-year LTIF	L1		≤0.18	Decrease of 1.25 bps	Decrease of 0.25
	L2		>0.18 and <0.24	No change	No change
	L3		≥0.24	Increase of 1.25 bps	Increase of 0.25 bps

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Approved Securities" means obligations maturing within one (1) year from their date of purchase or other acquisition by the Borrower or a Material Restricted Subsidiary and which are, directly or indirectly (including through a money market fund administered by the Agent):

(a)

issued by the Government of Canada or the United States of America or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada or the United States of America;

(b)

issued by a province of Canada or a state of the United States of America, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moody's, or A by DBRS; or

(c)

term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes, in each case, of any Canadian chartered bank or other Canadian financial institution or any bank or other financial institution incorporated under the laws of the United States of America or any state thereof which has a long term debt rating of at least A+ by S&P, A1 by Moody's, or A (high) by DBRS.

"Arranger" means CIBC in its capacity as lead arranger and bookrunner, and includes its successors and permitted assigns in such capacity.

"Assignment" means an agreement whereby a financial institution becomes a Lender, substantially in the form of Schedule D with the blanks completed.

"Available Cash" means, at any time the same is to be determined, the aggregate available amount (expressed as the Equivalent Amount in U.S. Dollars) of unrestricted and unencumbered:

(a)

cash in Canadian Dollars or U.S. Dollars (and excluding, for certainty, any such cash which is held in or under any escrow arrangements pursuant to this Agreement or otherwise) maintained by the Loan Parties on deposit in accounts located in Canada or the United States; plus

(b)

Approved Securities (and excluding, for certainty, any Approved Securities which are held in or under any escrow arrangements pursuant to this Agreement or otherwise) maintained by the Loan Parties on deposit in accounts located in Canada or the United States

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or any component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 9.4(d).

"Average 3-year LTIF" means, as at any date of determination, the arithmetic average of the LTIFs of the most recent fiscal year and the two immediately preceding fiscal years and which shall be (a) disclosed by the Borrower in its Annual ESG Report and verified by the applicable SPT Metric Auditor on a limited assurance basis and (b) certified by the Borrower in the applicable Sustainability Certificate; provided that, the Average 3-year LTIF for the fiscal year ending December 31, 2021 shall not be verified by such SPT Metric Auditor.

"Average Freshwater Use for Well Completion" means, as at any date of determination, the amount (expressed as a percentage) obtained by dividing (a) the sum of the Percentage of Freshwater Per Well Completion for all well completions during the most recently completed fiscal year and the immediately preceding fiscal year over which the Borrower and its Subsidiaries had operational control by (b) the total number of completed wells during the most recently completed fiscal year and the immediately preceding fiscal year over which the Borrower and its Subsidiaries had operational control.

"Average Reduction of Freshwater Use" means, as at any date of determination, the 2019 Freshwater Used For Well Completion less the Average Freshwater Use for Well Completion as at such date (expressed as a percentage) in each case, (a) as disclosed by the Borrower in its Annual ESG Report and verified by the applicable SPT Metric Auditor on a limited assurance basis and (b) certified by the Borrower in the applicable Sustainability Certificate; provided that the Average Reduction of Freshwater Use for the fiscal year ending December 31, 2021 shall not be verified by such SPT Metric Auditor.

"BA Equivalent Advance" means a disbursement or credit of funds in Canadian Dollars provided hereunder by a Non-BA Lender in lieu of Bankers' Acceptances, pursuant to Section 10.4.

"BA Lender" means any Lender which is a bank chartered under the Bank Act (Canada) and which has not notified the Agent that it is unwilling or unable to accept Drafts as provided in Section 10.2.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulations, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation, rule or requirement applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Bankers' Acceptance" means a bankers' acceptance draft of the Borrower denominated in Canadian Dollars, accepted by a Lender pursuant to the Agreement, payable in Canada, for a term selected by the Borrower in accordance with Article 10 (as reduced or extended by the Agent, acting reasonably, to allow the maturity thereof to fall on a Banking Day).

"Banking Day" means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Calgary, Alberta, Montreal, Quebec and Toronto, Ontario; provided that: (a) when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term "Banking Day" means any such day that is also a U.S. Government Securities Business Day and (b) if any Lender notifies the Agent and the Borrower in writing that such Lender will be administering and/or funding any of its obligations under this Agreement from the United States of America, the term "Banking Day" means any such day that is also a day on which commercial banks are generally open for business in New York, New York.

"Bankruptcy and Insolvency Act (Canada)" means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

"Basis Point" means one one-hundredth of 1%.

"Benchmark" means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 9.4(a).

"Benchmark Replacement" means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(a)	Adjusted Daily Simple SOFR; or
(b)

the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment, provided that if the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor on any day, the Benchmark Replacement will be deemed to be the Floor on such day for the purposes of this Agreement and the other Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and/or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Date" means a date determined by the Agent, which date shall be no later than the earlier to occur of the following events with respect to the then-current Benchmark:

(a)

in the case of clause (a) or (b) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)

in the case of clause (c) of the definition of "Benchmark Transition Event," the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Document in accordance with Section 9.4) and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Document in accordance with Section 9.4.

"Borrower" means Enerplus Corporation and its successors and permitted assigns.

"Borrower's Account" means one or more current accounts maintained by the Borrower at a branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

"Borrower's Counsel" means Blake, Cassels & Graydon LLP or another firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Enerplus Parties or employed by the Enerplus Parties.

"Business Corporations Act (Alberta)" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations made, from time to time, in force under that Act.

"Canadian Dollars" or "Canadian $" or "Cdn. $" each means lawful currency of Canada.

"Canadian Prime Rate" means the variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in Canadian Dollars to its customers in Canada and which it designates as its prime rate, provided that if such rate of interest is less than the then applicable rate quoted by the Agent for its thirty (30) day Canadian Dollar bankers' acceptances plus 100 Basis Points per annum (the "Floor Rate"), then the Canadian Prime Rate will equal the Floor Rate.

"Canadian Prime Rate Loan" means an Advance under the Credit Facility in Canadian Dollars which bears interest at a rate based on the Canadian Prime Rate (including Swing Line Cdn. $ Loans).

"Capital Adequacy Guidelines" means the capital adequacy guidelines from time to time specified by the Office of the Superintendent of Financial Institutions and published by it as guidelines for banks in Canada.

"Capital Lease Obligations" means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is characterized as a finance lease or a capital lease. The Borrower may exclude a lease to the extent that it would not have been characterized as a Capital Lease Obligation in accordance with GAAP as in effect on December 31, 2017.

"Cash Management Agreements" means, collectively, all agreements, instruments and other documents which evidence, establish, govern or relate to any or all of the Cash Management Services.

"Cash Management Lender" means a Lender or an Affiliate of a Lender which provides Cash Management Services to an Enerplus Party.

"Cash Management Obligations" means all indebtedness, liabilities and obligations of an Enerplus Party to a Cash Management Lender under any Cash Management Services.

"Cash Management Services" means cash or treasury management services (including controlled disbursement, automated clearinghouse transactions, return items, overdrafts, wire payments, account netting and pooling services and the operation of centralized banking arrangements (whether notional or physical)) or any similar services which the Borrower and/or any other Enerplus Party maintains with a Cash Management Lender.

"CDOR Page" means the display referred to as the "Refinitiv Screen Canadian Dollar Offered Rate (CDOR) Page" (or any display substituted thereof) of Reuters Monitor Money Rates Service (or any successor thereto or Affiliate thereof).

"CDOR Rate" means, on any day when Bankers' Acceptances are to be issued pursuant hereto, the per annum rate of interest which is the rate determined as being the arithmetic average of the annual yield rates applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the CDOR Page as at approximately 10:15 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent in good faith after 10:15 a.m. (Toronto time) to reflect any error in a posted rate or in the posted average annual rate); provided that: (a) if such a rate does not appear on such CDOR Page or is not otherwise available for any reason, then the CDOR Rate, on any day, shall be the Discount Rate quoted by the Agent (determined as of 10:15 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers' acceptances in a comparable amount and with comparable maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day; and (b) if the rate determined as aforesaid shall ever be less than the Floor for any purpose, such rate shall be deemed to be the Floor for such purpose.

"CDOR Scheduled Unavailability Date" has the meaning given to it in Section 10.8.

"CDOR Successor Rate" has the meaning given to it in Section 10.8.

"Change of Control" means any circumstance arising after the date hereof in which a Person or a combination of Persons, acting jointly or in concert, (within the meaning of the Securities Act (Alberta)) acquires Voting Securities of the Borrower which, together with all other Voting Securities of the Borrower held by such Persons, constitute in the aggregate more than 50% of all outstanding Voting Securities of the Borrower which have or represent votes entitled to be cast by shareholders for an election of the board of directors of the Borrower.

"CIBC" means Canadian Imperial Bank of Commerce, a Canadian chartered bank, and its successors and permitted assigns.

"Civil Enforcement Act (Alberta)" means the Civil Enforcement Act, R.S.A. 2000, c.C-15, including the regulations made and from time to time in force under that Act.

"Claim" has the meaning given to it in Section 16.1.

"Closing Certificate" means the certificate from an officer of the Borrower dated as of the Restatement Date, in form and substance satisfactory to the Agent, acting reasonably and which, for certainty, shall include certified copies of constating documents and required resolutions of directors and the incumbency of those Persons executing Documents on behalf of the Borrower.

"Closing Opinion" means the opinion of the Borrower's Counsel dated as of the Restatement Date addressed to the Agent, the Lenders and Lenders' Counsel, in form and substance satisfactory to the Agent, acting reasonably.

"Commitment Amount" means U.S. $900,000,000, as such amount may be increased pursuant to Section 3.2 or decreased pursuant to this Agreement.

"Compliance Certificate" means the certificate of the Borrower, substantially in the form of Schedule F with the blanks completed.

"Conforming Changes" means, with respect to either the use or administration of Adjusted Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Banking Day," the definition of "U.S. Base Rate Loan," the definition of "U.S. Government Securities Business Day," the definition of "Interest Period" or any similar or analogous definition, the definition of "Interest Period" or any similar or analogous definition (or the addition of a concept of "interest period"), timing and frequency of determining rates and making payments of interest, timing of Notice of Borrowing or notices of prepayment, or Notices of Rollover or Notices of Conversion, the applicability and length of lookback periods, the applicability of Section 9.2 and other technical, administrative or operational matters) that the Agent decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Documents).

"Consolidated EBITDA" means, on a consolidated basis for any period and without duplication, the aggregate of the net income of the Borrower for any such period determined in accordance with GAAP,

(a)	plus, to the extent deducted in the determination of such net income, the sum of:
(i)

depletion, amortization, accretion and depreciation (excluding any depreciation, depletion or amortization expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);

(ii)	interest expense (excluding any interest expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);
(iii)	the all-in costs of funds of any accounts receivable securitization program;
(iv)	all provisions for any taxes;
(v)	all non-cash amounts;
(vi)	any losses resulting from extraordinary or nonrecurring items; and
(vii)	net losses attributable to minority interests; and
(b)	minus, to the extent added in the determination of such net income, the sum of:
(i)	all non-cash amounts;
(ii)	gains resulting from any extraordinary or nonrecurring items;
(iii)	all amounts attributable to any Non-Recourse Assets except to the extent distributed to any Enerplus Party free and clear of any claim from the lender of the associated Non-Recourse Debt; and
(iv)	net income attributable to minority interests.

Consolidated EBITDA will be adjusted for any acquisition or disposition (the net purchase price or net proceeds, as applicable, of which are greater than U.S. $37,500,000 or the Equivalent Amount thereof) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period, with all such adjustments to be made in a manner consistent with the foregoing and supported by such back-up information as may be reasonably requested by the Lenders.

"Consolidated Senior Debt" means in respect of the Borrower, all indebtedness and obligations in respect of amounts borrowed which, in accordance with GAAP, on a consolidated basis, would be recorded in the Borrower's consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a)

the undrawn face value of letters of credit and letters of guarantee supporting obligations which would otherwise constitute Consolidated Senior Debt within the meaning of this definition or indemnities issued in connection therewith;

(b)	proceeds from any accounts receivable securitization program;
(c)	Purchase Money Obligations;
(d)	Capital Lease Obligations;
(e)	obligations in respect of Sale-Leasebacks;
(f)

obligations which would otherwise constitute Consolidated Senior Debt within the meaning of this definition secured by any Security Interest (whether or not a Permitted Encumbrance) existing on property owned, to the extent such obligations secured thereby have not been assumed; and

(g)	guarantees in respect of obligations of another Person included in the types of obligations described in (a) through (f) above,

but excluding, in any event, Subordinated Debt, Convertible Debentures and Non-Recourse Debt.

"Consolidated Senior Debt to Capitalization" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Debt to Total Capitalization.

"Consolidated Senior Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the twelve (12) months ending on the last day of such fiscal quarter.

"Consolidated Senior Net Debt" means Consolidated Senior Debt less the amount of Available Cash.

"Consolidated Senior Net Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Net Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the twelve (12) months ending on the last day of such fiscal quarter.

"Consolidated Tangible Assets" means, with respect to the Borrower, the total consolidated assets of the Borrower, less any value attributed to Non-Recourse Assets, intangible assets (such as, but not limited to, goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges) and minority interests, as shown on the consolidated balance sheet of the Borrower and determined in accordance with GAAP, and, in all cases, without giving effect to the reduction in the aggregate of U.S. $1,681,552,500 as at December 31, 2012 as a consequence of the adoption of U.S. GAAP, except for the purposes of the definition of Material Restricted Subsidiary and Section 14.1(w) where, in each such case, the calculation of Consolidated Tangible Assets shall be made in accordance with U.S. GAAP and the foregoing reduction shall be given effect to.

"Consolidated Total Debt" means Consolidated Senior Debt plus the Borrower's consolidated Subordinated Debt.

"Consolidated Total Debt to EBITDA Ratio" means at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Total Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"Contaminants" means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Laws, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCBs).

"Conversion" means in relation to an Advance under the Credit Facility, a conversion of an Advance into another type of Advance made pursuant to the Agreement, and "Convert" and "Converted" have similar meanings.

"Convertible Debentures" means any convertible subordinated debentures or notes issued (or assumed) by the Borrower which have all of the following characteristics:

(a)

the obligations under, pursuant or relating to such debentures or notes and the indenture or agreement governing such debentures or notes shall be unsecured obligations of the Borrower, and no Subsidiary thereof shall have provided a guarantee or any financial assistance in respect of any such obligations;

(b)

an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(c)

no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of securities of the Borrower as contemplated in (f) below and other than on a change of control of the Borrower where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the latest Maturity Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(d)

upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Agreement or Cash Management Obligations or any Hedge Obligations which has not been rescinded,

(i)

all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Indebtedness, Cash Management Obligations and Hedge Obligations and

(ii)	no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;
(e)

upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Borrower, or otherwise), all Indebtedness under this Agreement and all Cash Management Obligations and Hedge Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(f)

the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Indebtedness under this Agreement or any Cash Management Obligations or any Hedge Obligations or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Document or under any Hedging Agreement with a Hedge Provider or under any agreement with respect to Cash Management Services shall not in and of themselves:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or
(ii)	cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof;

provided however that, notwithstanding the foregoing provisions of this subparagraph (f), (but, for certainty, without limiting or affecting in any manner whatsoever the provisions of this definition), such debentures or notes and the indenture or agreement governing the same may provide that an event of default under another indenture, agreement or instrument evidencing indebtedness for borrowed money of the Borrower or a Material Restricted Subsidiary which has resulted in:

(A)	indebtedness for borrowed money thereunder in excess of U.S. $15,000,000 (or the Equivalent Amount in any other currency) being accelerated; and
(B)

the holders of such indebtedness being entitled to commence, and such holders having commenced, the enforcement of the security they hold for such indebtedness (if any) or the exercise of any other creditors' remedies to collect such indebtedness, may constitute an "event of default" under and as defined in such debentures or notes and indenture or agreement governing the same; and

(g)

except during an "event of default" under and as defined in such debentures or notes and the indenture or agreement governing same, payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Borrower, by delivering Voting Securities of the Borrower in accordance with the indenture or agreement governing such debentures or notes (whether such Voting Securities of the Borrower are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes).

"Credit Facility" means the credit facility established in favour of the Borrower pursuant to Section 3.1.

"Criminal Code (Canada)" means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

"Daily Simple SOFR" means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its discretion, acting reasonably, and in consultation with the Borrower.

"Daily Simple SOFR Adjustment" means, with respect to Daily Simple SOFR, 0.10% (10 Basis Points) per annum.

"DBRS" means DBRS Limited and its successors.

"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Defaulting Lender" means any Lender:

(a)

that has failed to fund any payment or its portion of any Advances required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Documents where such failure is not remedied within one (1) Banking Day of the date such payment or purchase was required;

(b)

that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)

that has failed, within three (3) Banking Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Advances;

(d)

that has otherwise failed to pay over to the Borrower, the Agent or any other Lender any other amount required to be paid by it hereunder within three (3) Banking Days of the date when due, unless the subject of a good faith dispute;

(e)	in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent;
(f)	that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit; or
(g)	that becomes the subject of a Bail-In Action.

"Depository Bills and Notes Act (Canada)" or "DBNA" means the Depository Bills and Notes Act (Canada), R.S.C. 1998, c. 13, including the regulations made and, from time to time, in force under that Act.

"Discount Proceeds" means, in respect of any Bankers' Acceptance an amount (rounded to the nearest whole cent with one-half of one cent being rounded up) determined as of the applicable Drawdown Date or date of a Conversion or Rollover which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

1
1 + (Rate x Term)

where the "Rate" is the applicable Discount Rate expressed as a decimal on the Drawdown Date or the date of a Conversion or Rollover, as the case may be; the "Term" is the term of such Bankers' Acceptance expressed as a number of days divided by 365; the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up; and the annual rate of interest to which the "Rate" used in the foregoing determination of Discount Proceeds is equal, is the "Rate" multiplied by the actual number of days in a period of one (1) year commencing on the day such Discount Proceeds are determined and divided by 365.

"Discount Rate" means on any day:

(a)

for purposes of Section 10.2(e) where the Borrower has elected to make its own arrangements for the sale of Bankers' Acceptances in the market place, but, as part of the same issue, there are Bankers' Acceptances being purchased by a Lender for its own account or a BA Equivalent Advance is being made by a Non-BA Lender in conjunction therewith, the arithmetic average of the rates established for Lenders listed in Schedule I to the Bank Act (Canada) for the Bankers' Acceptances of such Lenders sold in the market as part of such issue of Bankers' Acceptances, plus 10 Basis Points; and

(b)

for purposes of Section 10.2(d), with respect to Bankers' Acceptances being accepted by a Lender on any date or a BA Equivalent Advance made by a Non-BA Lender pursuant to Section 10.4 made in conjunction therewith, (i) for a Lender that is listed in Schedule I to the Bank Act (Canada), the CDOR Rate and (ii) for any other Lender, the CDOR Rate plus either 10 Basis Points or such other lesser amount as such other Lender and the Borrower may agree provided that the Agent receives written notice thereof.

"Distribution" means:

(a)

the declaration or payment of any dividend or other distribution on or in respect of any shares in the capital of the Borrower or any Restricted Subsidiary which is not a wholly owned Restricted Subsidiary (including any return of capital);

(b)

the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of the Borrower or any Restricted Subsidiary which is not a wholly owned Restricted Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital thereof, including options, warrants, conversion or exchange privileges and similar rights, but excluding equity compensation plans for directors, officers and employees and related equity hedges;

(c)	the making of any loan or advance or any other provision of credit to any shareholder of the Borrower or any Restricted Subsidiary which is not a wholly owned Restricted Subsidiary;
(d)

the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other debt for borrowed money owing at any time by the Borrower to any shareholder of the Borrower, Affiliates of the Borrower or shareholders of Affiliates of the Borrower, other than to a wholly owned Restricted Subsidiary; or

(e)(i)the payment of any amount;

(ii)	the sale, transfer, lease or other disposition of any property or assets; or
(iii)	any granting or creation of any rights or interests, at any time,

by the Borrower or any Restricted Subsidiary to or in favour of any Affiliate of the Borrower or any other shareholder of the Borrower, other than to or in favour of the Borrower or a wholly owned Restricted Subsidiary and excluding:

(A)

payments made by the Borrower in the ordinary course of business to a shareholder of the Borrower in such shareholder's capacity as a director, officer or employee of the Borrower or a Restricted Subsidiary; and

(B)	transactions entered into with an Affiliate of the Borrower or any other shareholder of the Borrower which are in compliance with Section 14.3(f).

"Documents" means this Agreement, each Guarantee Agreement and any other instruments or agreement entered into by the Parties relating to the Credit Facility or delivered by an Enerplus Party pursuant to the terms of this Agreement.

"Draft" has the meaning attributed to it in Section 10.2(a).

"Drawdown" means an Advance, other than an Advance by way of Rollover or Conversion.

"Drawdown Date" means the date specified in a Notice of Borrowing as the date on which a Drawdown will occur and which date will be a Banking Day.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a Lender Parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its Lender Parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Electing Lender" has the meaning attributed to it in Section 3.3(b).

"Election Period" has the meaning attributed to it in Section 3.3(b).

"Enerplus Parties" means the Borrower and each Restricted Subsidiary.

"Environment" means all components of the earth, including, all layers of the atmosphere, air, land (including, all underground spaces and cavities and all lands submerged under water), soil, water (including, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

"Environmental Laws" means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including related to the Release of Contaminants, occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Spot Rate for such currencies on such date of determination or, if such date of determination is not a Banking Day, on the Banking Day immediately preceding such date of determination.

"Erroneous Payment" has the meaning attributed to it in Section 21.19(a).

"Erroneous Payment Deficiency Assignment" has the meaning attributed to it in Section 21.19(d).

"Erroneous Payment Impacted Facilities" has the meaning attributed to it in Section 21.19(d).

"Erroneous Payment Return Deficiency" has the meaning attributed to it in Section 21.19(d).

"Escrow Funds" has the meaning attributed to it in Section 10.6.

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

"Event of Default" means an event specified in Section 18.1.

"Excess" has the meaning attributed to it in Section 6.7.

"Existing Credit Agreement" means the amended and restated credit agreement made effective  April 29, 2021 among the Borrower, the lenders party thereto and CIBC, as agent on behalf of such lenders, as amended prior to the Restatement Date.

“Exiting Lender” means Fédération des caisses Desjardins du Québec.

"Extension" has the meaning attributed to it in Section 3.3(a).

"Extension Acceptance Date" has the meaning attributed to it in Section 3.3(d).

"Extension Notice" has the meaning attributed to it in Section 3.3(d).

"Extension Request" has the meaning attributed to it in Section 3.3(a).

"Federal Funds Rate" means, for any day, the rate calculated by the Federal Reserve Bank of New York, based on such day's federal funds transactions by depositary institutions, as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time and as published on the next succeeding Banking Day by the Federal Reserve Bank of New York as the federal funds effective rate, or, if such day is not a Banking Day, such rate for the immediately preceding Banking Day, for which the same is published or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent, acting reasonably; provided that if the Federal Funds Rate as determined above for any purpose would be less than the Floor, then the Federal Funds Rate shall be deemed to be the Floor for such purpose.

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System of the United States.

"Financial Calculation" has the meaning attributed to it in the definition of Accounting Change.

"Financial LC" means a stand-by letter of credit or letter of guarantee if it serves as a payment guarantee of the Borrower's financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines.

"Floor" means 0.00% per annum.

"Freshwater" means any water sources from surface water (water that occurs naturally on the earth's surface in ice sheets, ice caps, glaciers, icebergs, bogs, ponds, lakes, rivers, and streams) and/or ground water (water that is being held in, and that can be recovered from, an underground formation).

"Fronted LC Commitment" has the meaning attributed to it in Section 11.1(a).

"Fronted Letter of Credit" has the meaning attributed to it in Section 11.1(a).

"Fronting Fee" has the meaning attributed to it in Section 4.2(f).

"Fronting Lender" means, each to a maximum of its respective Individual Fronted LC Commitment, (a) initially, CIBC and (b) such other Lenders as are selected by the Borrower from time to time, provided that each such Lender assumes in writing with the Agent, the Borrower and the Lenders, the obligation of issuing Fronted Letters of Credit for the account of the Lenders, and provided further that, with respect to particular usage herein and if the context requires, "Fronting Lender" shall mean the Lender which has issued the Fronted Letter of Credit in question.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in Canada or the U.S., as applicable, employed by the Borrower in its publicly filed financial statements from time to time in accordance with requirements of applicable securities regulators and which may include, for greater certainty, IFRS.

"GHG Intensity" means, as at any date of determination, the Absolute GHG Emissions per barrel of equivalent oil as reported by the Borrower and its Subsidiaries during the most recently completed fiscal year and which shall be (i) reported in the applicable Annual ESG Report, measured in metric tonnes/MBOE and verified by the applicable SPT Metric Auditor on a limited assurance basis and (ii) certified by the Borrower in the applicable Sustainability Certificate; provided that the GHG Intensity for the fiscal year ending December 31, 2021 shall not be verified by such SPT Metric Auditor.

"Guarantee Agreement" means the guarantee agreement to be granted by each Loan Party (other than the Borrower) substantially in the form of Schedule H in favour of the Agent on behalf of the Lenders, the Hedge Providers and the Cash Management Lender(s), as amended, supplemented or restated from time to time.

"Hedge Obligations" means all indebtedness and liabilities of an Enerplus Party to a Hedge Provider under all Hedging Agreements with any such Hedge Provider.

"Hedge Provider" means:

(a)	a Lender, or an Affiliate of a Lender, who is party to a Hedging Agreement with an Enerplus Party; or
(b)	a former Lender or an Affiliate thereof who entered into a Hedging Agreement while a Lender (or an Affiliate a Lender) hereunder.

"Hedging Agreement" means:

(a)

any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates;

(b)

any contract for the sale or future delivery of commodities (whether or not the subject commodities are to be delivered), hedging contract, forward contract, swap agreement, futures contract or other commodity pricing protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in prices of the subject commodities (which for certainty includes physically and financially settled hedges);

(c)

any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates; and

(d)	any other derivative agreement or other similar agreement or arrangements including any total return swap or other equity based derivative.

"Hostile Acquisition" means an acquisition, which is required to be reported to applicable securities regulatory authorities, of shares of a corporation where the board of directors of that corporation has not approved such acquisition nor recommended to the shareholders of the corporation that they sell their shares pursuant to the proposed acquisition or of units of a trust where the trustee or manager or administrator of that trust has not approved such acquisition nor recommended to the unitholders of the trust that they sell their units pursuant to the proposed acquisition or of units of a partnership where the board of directors of the general partner thereof has not approved such acquisition nor recommended to the partners of the partnership that they sell their units pursuant to the proposed acquisition.

"IFRS" means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

"including" means "including without limitation."

"Indebtedness" means, with respect to any Person, indebtedness, excluding current trade payables incurred by such Person in the normal course of business, created, incurred, assumed or guaranteed by such Person, whether absolute or contingent and including any actual obligation of such Person arising in respect of any Hedging Agreement.

"Indemnified Parties" has the meaning given to it in Section 16.1.

"Individual Commitment Amount" means, from time to time, that portion of the Commitment Amount which a Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

"Individual Fronted LC Commitment" means, with respect to each Fronting Lender, the maximum Aggregate Principal Amount of Fronted Letters of Credit for which such Fronting Lender is obligated to be the Fronting Lender hereunder, which limit is set forth opposite the name of such Fronting Lender on Schedule A, as the same may be amended from time to time on the direction and with the agreement in writing of such Fronting Lender and the Borrower.

"Interest Act (Canada)" means the Interest Act, R.S.C. 1985, c. I-15, including the regulations made and, from time to time, in force under that Act.

"Interest Period" means,

(a)

in relation to a SOFR Loan, the interest period selected by the Borrower hereunder and having a term of approximately one, three or six months and shall be subject to the availability of a market for SOFR Loans of such term, commencing on the relevant Drawdown Date, or date of any Rollover or Conversion, for such SOFR Loan; and

(b)

in relation to a Bankers’ Acceptance, the interest period selected by the Borrower hereunder and having a term of not less than one month and not more than three months, unless otherwise agreed to by all of the accepting Lenders, and shall be subject to the availability of a market for Bankers’ Acceptances of such term, commencing on the relevant Drawdown Date, or date of any Rollover or Conversion, for such Bankers’ Acceptance;

provided that, (i) the last day of each Interest Period shall be also the first day of the next Interest Period in the case of a Rollover; (ii) the last day of each Interest Period shall be a Banking Day and if the last day of an Interest Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day immediately preceding the last day of the Interest Period selected by the Borrower; (iii) any Interest Period that begins on the last Banking Day of a calendar month (or on a day for which there is not numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Banking Day of the relevant calendar month at the end of such Interest Period; (iv) the last day of all Interest Periods shall expire on or prior to the earliest Interest Period Maturity Date; (v) no tenor that has been removed from this definition pursuant to Section 9.4(e) shall be available for specification in such Notice of Borrowing or interest election; and (vi) in the case of Swing Line Loans, the Interest Period shall not exceed one month.

"Interest Period Maturity Date" means the date, which must be a Banking Day, on which an Advance becomes due and payable by the Borrower or on which a Bankers' Acceptance matures or a Letter of Credit expires, as applicable.

"Investment Grade" means, with respect to a successor entity in accordance with Section 17.1(d), a senior unsecured long term debt rating of no less than:

(a)	if such successor entity is rated by both S&P and Moody's, then BBB- by S&P and Baa3 by Moody's; or
(b)	if such successor entity is rated by only one of S&P or Moody's, then BBB- by S&P or Baa3 by Moody's, as applicable.

"Issuance Fees" means the issuance or renewal fees to be paid by the Borrower in respect of Letters of Credit pursuant to Section 4.2(e).

"Journey Disposition" means the disposition of certain assets by the Borrower to Journey Energy Inc. for total consideration of Cdn.$140,000,000 (prior to closing adjustments), as more particularly described in the press release of the Borrower dated July 28, 2022.

"Journey Loan" means a loan by the Borrower to Journey Energy Inc. in the aggregate amount of Cdn.$45,000,000, plus interest, made in connection with the Journey Disposition.

"Judgment Interest Act (Alberta)" means the Judgment Interest Act, R.S.A. 2000, c. J-1, including the regulations made and from time to time in force under that Act.

"Laws" means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, directives, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity.

"LC Application" means an application on the LC Issuer's standard form of letter of credit application submitted to the LC Issuer by the Borrower requesting the LC Issuer to issue a Letter of Credit hereunder subject to such reasonable changes thereto as are requested by the Borrower and agreed to by the LC Issuer, each acting reasonably, in order to make the Letter of Credit consistent with the provisions of this Agreement.

"LC Issuer" means:

(a)	the Swing Line Lender in respect of Swing Line Letters of Credit, or

(b)

the applicable Fronting Lender in respect of Fronted Letters of Credit, as applicable, and, with respect to a given Letter of Credit and unless the context otherwise requires, the Lender which issued such Letter of Credit.

"LC Payment" has the meaning attributed to it in Section 18.4(d).

"Lender BA Suspension Notice" has the meaning attributed to it in Section 10.7.

"Lender Distress Event" means, in respect of a Lender:

(a)

such Lender or its Lender Parent is subject to a liquidation, merger, sale or other change of control, in each case, forced or supported in whole or in part by guarantees or other support (including the nationalization or assumption of ownership or operating control by the Government of the United States, Canada or any other governmental authority); or

(b)

such Lender or its Lender Parent is otherwise adjudicated as, or determined to be, insolvent or bankrupt, in each case, by any governmental authority having regulatory authority over such Lender or Lender Parent or their respective assets;

provided that, for certainty, a Lender Distress Event shall not have occurred solely by virtue of the ownership or acquisition of any equity interest in such Lender or its Lender Parent by any governmental authority or the disposition thereof.

"Lender Insolvency Event" means, in respect of a Lender:

(a)	such Lender or its Lender Parent is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(b)

such Lender or its Lender Parent becomes insolvent, is deemed insolvent by applicable Law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	such Lender or its Lender Parent makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)(i)such Lender or its Lender Parent institutes, or has instituted against it by a regulator, supervisor or any similar governmental authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office:

(A)	a proceeding pursuant to which such governmental authority takes control of such Lender's or Lender Parent's assets;
(B)	a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding up law or other similar law affecting creditors' rights; or
(C)	a petition is presented for its winding up or liquidation by it or such regulator, supervisor or similar governmental authority; or
(ii)

such Lender or its Lender Parent has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding up law or other similar law affecting creditors' rights, or a petition is presented for its winding up or liquidation, and such proceeding or petition is instituted or presented by a Person or entity not described in clause (i) above and either:

(A)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding up or liquidation; or
(B)	is not dismissed, discharged, stayed or restrained in each case within fifteen (15) days of the institution or presentation thereof;
(e)	such Lender or its Lender Parent has a resolution passed for its winding up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);
(f)

such Lender or its Lender Parent seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of its assets;

(g)

such Lender or its Lender Parent has a secured party take possession of all or a substantial portion of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or a substantial portion of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within fifteen (15) days thereafter;

(h)

such Lender or its Lender Parent causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (g) above, inclusive; or

(i)	such Lender or its Lender Parent takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.

"Lender Parent" means any Person that directly or indirectly controls a Lender and, for the purposes of this definition, "control" shall have the same meaning as set forth in the definition of "Affiliate" contained herein.

"Lenders" means those financial institutions who in accordance with the provisions of the Agreement provide an Individual Commitment Amount, initially being each of the financial institutions listed in Schedule A and thereafter, those financial institutions which may become a Party to the Agreement, as a Lender, by executing and delivering to the Agent and to the Borrower an Assignment or otherwise becoming a Party hereto, in each of their respective successors and permitted assigns, and "Lender" means any one of them in such capacity.

"Lenders' Counsel" means Norton Rose Fulbright Canada LLP.

"Letter of Credit" means each letter of credit or letter of guarantee issued under the Credit Facility.

"Loan Parties" means the Borrower and each Material Restricted Subsidiary which is a party to a Guarantee Agreement.

"Lost Time Injury Frequency" or "LTIF" means, for any period and in respect of the employees and contractors of the Borrower and its Subsidiaries, any recordable injury, inclusive of fatalities and lost work day cases, as defined by Occupational Safety and Health Administration for operations in the United States and the Centre for Occupational Health and Safety for operations in Canada, multiplied by 200,000 hours and divided by total person hours.

"Majority Lenders" means the Lenders under the Credit Facility holding, in aggregate, at least 66⅔% of the Commitment Amount.

"Material Acquisition" means, at any time, an acquisition (including an acquisition which is comprised of a number of related transactions) by any Enerplus Party of (i) shares, units or other equity interests in any Person or (ii) any assets, in each case:

(a)	which is completed in the immediately preceding twelve (12) months; and
(b)	which is in respect of equity interests or properties that the applicable Enerplus Party continues to own at such time,

and which, when netted against each disposition by any Enerplus Party during the same period, increases the Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower by more than 5%.

"Material Adverse Effect" means a material adverse effect on the financial position, the property, business, operations or liabilities of the Enerplus Parties taken as a whole, or on the ability of the Enerplus Parties to perform their collective obligations under the Documents, or the validity or enforceability of any material provision thereof.

"Material Restricted Subsidiary" means any:

(a)	Restricted Subsidiary which, on a consolidated basis, owns at least 5% of Consolidated Tangible Assets;
(b)

Restricted Subsidiary which, on a consolidated basis, has gross sales (other than any attributable to Non-Recourse Assets) equal to or greater than 5% of the consolidated gross sales of the Borrower (other than any gross sales attributable to Non-Recourse Assets);

(c)	Subsidiary which is a partner of a Partnership Party which is a Material Restricted Subsidiary; and
(d)	Subsidiary that provides a guarantee of any Senior Other Indebtedness.

As of the Restatement Date, the Material Restricted Subsidiaries are as set forth in Schedule E.

"Maturity Date" means, initially, October 31, 2026, as such date may be extended pursuant to Section 3.3 with respect to an Electing Lender, or, if such date is not a Banking Day, the Banking Day immediately preceding such date; provided that, in respect of the Exiting Lender, means October 31, 2025.

"MBOE" means gross operated, produced wellhead volumes (gross operated sold volumes plus fuel plus flare volumes) in one thousand barrels of oil equivalent using a standard of six thousand cubic feet of natural gas per one barrel of oil equivalent when converting natural gas to BOE.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Proceeds" means the Discount Proceeds less the applicable stamping fee as provided hereunder in respect of Bankers' Acceptances.

"Non-BA Lender" means any Lender which is not a BA Lender.

"Non-Electing Lender" has the meaning attributed to it in Section 3.3(b).

"Non-Financial LC" means any Letter of Credit that is not a Financial LC.

"Non-Participating Lender" has the meaning attributed to it in Section 7.3.

"Non-Paying Lender" has the meaning attributed to it in Section 18.4(f).

"Non-Recourse Assets" has the meaning attributed to it in the definition of Non-Recourse Debt.

"Non-Recourse Debt" means (a) any indebtedness or other obligations (including Purchase Money Obligations), and (b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations which, in each case, are incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse (collectively, the "Non-Recourse Assets" which, for certainty, shall include the shares and other equity interests of any special purpose Subsidiary which incurs Non-Recourse Debt where its only assets are the Non-Recourse Assets securing any such Non-Recourse Debt).

"Non-Restricted Subsidiary" means any Subsidiary which is not a Restricted Subsidiary.

"Non-Standard Interest Period" means, with respect to a SOFR Loan, an Interest Period which is for a term other than one, three or six months.

"Notice of Borrowing" means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule B.

"Notice of Rollover", "Notice of Conversion" or "Notice of Repayment" means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule C.

"Obligations" means all obligations, indebtedness and liabilities of the Enerplus Parties, or any of them, to the Agent and the Lenders, or any of them, arising out of or contemplated by this Agreement, any other Document, any Hedging Agreement entered into with a Hedge Provider and any Cash Management Services and including all Hedge Obligations and Cash Management Obligations of any Enerplus Party, and whether present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether such Enerplus Parties or any of them be bound alone or with others and whether as principal or surety.

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

"Participant" has the meaning attributed to it in Section 20.4.

"Parties" means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and "Party" means any one of the Parties.

"Partnership Parties" means, collectively, but only to the extent any of the following is a Restricted Subsidiary, each Enerplus Party that is a partnership, and each of their respective successors and permitted assigns.

"Payment Recipient" has the meaning attributed to it in Section 21.19(a).

"Pension Plan" means any retirement or pension benefit plan that is established by a Person for the benefit of its employees that requires such Person to make periodic payments or contributions including, for certainty, any such plan created by any Enerplus Party domiciled and carrying on business in the United States and which is subject to the Employee Retirement Income Security Act of 1974, as amended from time to time and any regulations thereunder.

"Percentage of Freshwater Per Well Completion" means, for any well completion, the percentage obtained by dividing (a) the Freshwater used for such well completion by (b) the total volume of water used for such well completion.

"Permitted Encumbrances" means:

(a)

undetermined or inchoate Security Interests arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Enerplus Parties in respect of which no steps or proceedings to enforce such Security Interests have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any Security Interest which such Enerplus Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Enerplus Parties taken as a whole;

(b)

Security Interests incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Security Interests relate, for any of the Enerplus Parties' portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any Security Interest which such Enerplus Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Enerplus Parties taken as a whole;

(c)

a sale or disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Enerplus Parties' reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, such Enerplus Party's resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than such Enerplus Party's interest in such oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)

to the extent a Security Interest is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Enerplus Parties' oil and gas properties that are or were entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound industry practice;

(e)

Security Interests for penalties arising under non-participation provisions of operating agreements in respect of any of the Enerplus Parties' oil and gas properties, if such Security Interests do not materially detract from the value of any material part of the property of the Enerplus Parties taken as a whole;

(f)

easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any of the Enerplus Parties' (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Enerplus Parties taken as a whole;

(g)	any Security Interest or trust arising in connection with worker's compensation, employment insurance, pension and employment Laws;
(h)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Enerplus Parties, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;
(j)	any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Enerplus Parties;
(k)	any claim or Security Interest from time to time disclosed by the Enerplus Parties to the Agent and which is consented to by the Lenders;
(l)	public and statutory Security Interests not yet due and similar Security Interests arising by operation of Law;
(m)

any Security Interest in favour of a landlord of leased real property in respect of the leasehold improvements made to, and other personal property of the tenant located on, such leased real property; and

(n)

any other Security Interest not referred to in paragraphs (a) through (m), inclusive, provided that such Security Interests (i) which secure Purchase Money Obligations, comply with the definition thereof and (ii) do not attach generally to all or substantially all of the property of the Borrower or any Restricted Subsidiary, as the case may be, (except for any special purpose Restricted Subsidiary which incurs Non-Recourse Debt where all of the assets of such Restricted Subsidiary are Non-Recourse Assets) and provided further that the aggregate of the principal amounts secured by all of the Security Interests permitted under this paragraph (n) and the aggregate principal amount of all outstanding Consolidated Total Debt of Restricted Subsidiaries permitted by Section 14.3(i) does not at any time exceed, in the aggregate, 5% of the Consolidated Tangible Assets as at the end of the Borrower's previous fiscal quarter.

"Person" means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a limited liability company, an unlimited liability company, a union, a government or any department or agency thereof (collectively an "entity") and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

"Personal Property Security Act (Alberta)" means the Personal Property Security Act, R.S.A. 2000, c. P-7, as amended, including the regulations made and, from time to time, in force under that Act.

"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

"Principal Amount" means, in relation to a Lender, that portion of the Aggregate Principal Amount which has been advanced by such Lender and which remains outstanding.

"Purchase Money Obligations" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured and any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof and any Permitted Encumbrance described in paragraphs (c) and (d) of the definition thereof shall not be included as a Purchase Money Obligation.

"Rateable Portion" means, at any time and from time to time with respect to each Lender the proportion from time to time of the Individual Commitment Amount of a Lender relative to the Commitment Amount, subject to adjustment pursuant to Sections 3.9, 7.3, 7.4, 7.5 and 21.18; provided that, the Rateable Portion after an Event of Default has occurred and is continuing shall be the portion of the Aggregate Principal Amount owing to a Lender relative to the Aggregate Principal Amount owing to all Lenders.

"Refunded Swing Line Loan" has the meaning attributed to it in Section 18.4(a).

"Release" includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

"Relevant Governmental Body" means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

"Request Period" has the meaning attributed to it in Section 3.3(a).

"Resignation Notice" has the meaning attributed to it in Section 21.10.

"Resolution Authority" means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Restatement Date" means the date upon which all of the conditions precedent to effectiveness of this Agreement in Section 2.1 are satisfied or waived in accordance with Section 2.2.

"Restricted Subsidiary" means each Subsidiary of the Borrower, other than any Subsidiary of the Borrower which has been designated to be a Non-Restricted Subsidiary. As of the Restatement Date, the Restricted Subsidiaries and the Non-Restricted Subsidiaries are as set forth in Schedule E.

"Rollover" means, with respect to an Advance under the Credit Facility:

(a)

in relation to a SOFR Loan, the continuation of all or any portion of such SOFR Loan for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto; and

(b)	in relation to maturing Bankers' Acceptances, the issuance of new Bankers' Acceptances in respect of all or any portion of such Bankers' Acceptances at their Interest Period Maturity Date,

and "Rolled Over" has a similar meaning.

"S&P" means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors.

"Sale-Leaseback" means an arrangement under which title to any property or asset, or an interest therein, is transferred by a Person (the "First-Mentioned Person") to some other Person which leases or otherwise gives or grants the right to use such property or asset or interest therein to the First-Mentioned Person, whether or not in connection therewith the First Mentioned Person also acquires a right or is subject to an obligation to re-acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

"Sanctioned Country" means, at any time, a country, region or territory which is the subject or target of any Sanctions.

"Sanctioned Person" means:

(a)	a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;
(b)

a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of countrywide or territory-wide Sanctions;

(c)

a Person that is otherwise a target of Sanctions ("target of Sanctions" signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)	any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with Sanctions, or otherwise deal with pursuant to Sanctions.

"Sanctions" means, solely in respect of the business activities of each of the Loan Parties or their respective Subsidiaries, economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by a Sanctions Authority that are applicable to each Loan Party or its respective Subsidiaries; provided however that, with respect to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority outside of Canada (or in the case of Loan Parties who are resident, or otherwise carry on business, in the United States, the United States), only to the extent such sanctions or trade embargoes would not violate Law in Canada (or in the case of Loan Parties who are incorporated or formed, or otherwise carry on business, in the United States, Law in the United States).

"Sanctions Authority" means any of: (a) the Canadian federal government; (b) the United States federal government; (c) the United Nations Security Council (to the extent it would not violate Law in Canada); (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty's Treasury of the United Kingdom and "Sanctions Authorities" means all of the foregoing, collectively.

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

"Scope 1 Emissions" means, for any period, the gross direct greenhouse gas emissions or equivalent CO2 emissions occurring from sources that are owned and operated by the Borrower and its Subsidiaries in the operation of their business, measured in metric tonnes.

"Scope 2 Emissions" means, for any period, indirect greenhouse gas emissions or equivalent CO2 emissions occurring from the generation of purchased and imported electricity consumed by the Borrower and its Subsidiaries in the operation of their business, measured in metric tonnes.

"Securities Act (Alberta)" means the Securities Act, R.S.A. 2000, c. S-4, as amended, including the regulations made and, from time to time, in force under that Act.

"Security Interest" means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute which, in each case, secures payment or performance of an obligation but excludes operating leases, any right of set-off arising in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of indebtedness.

"Senior Other Indebtedness" means the Borrower's:

(a)	4.40% Senior Notes, Series C, due May 15, 2024;
(b)	3.79% Senior Notes, due September 3, 2026; and
(c)

any additional senior notes of the Borrower or any Restricted Subsidiary or any other Consolidated Senior Debt of the Borrower or any Restricted Subsidiary, which individually or in the aggregate exceeds the Threshold Amount.

"Shareholders' Equity" means, at any time, the shareholders' equity as shown on the consolidated balance sheet of the Borrower plus, to the extent not included in the foregoing, the amount of any Convertible Debentures issued by the Borrower which remain outstanding, and without giving effect to the reduction in the aggregate of U.S. $823,735,500 as at December 31, 2012 as a consequence of the adoption of U.S. GAAP.

"SOFR" means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Interpolated Rate" means, for any SOFR Loan for a Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term SOFR for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that is shorter than the Non-Standard Interest Period of such SOFR Loan and (b) Adjusted Term SOFR for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that exceeds the Non-Standard Interest Period of such SOFR Loan, at such time; provided that when determining the SOFR Interpolated Rate for a Non-Standard Interest Period which is less than one month, the SOFR Interpolated Rate shall be deemed to be Adjusted Term SOFR for an Interest Period of one month's duration.

"SOFR Loan" means an Advance in, or Conversion into, U.S. Dollars made by the Lenders to the Borrower with respect to which the Borrower has specified that interest is to be calculated by reference to Adjusted Term SOFR, other than pursuant to clause (b)(i) of the definition of "U.S. Base Rate Loan".

"Specified SPT Metric" has the meaning attributed to it in Section 3.10(b).

"Spot Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Banking Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Banking Day, then at the close of business on the immediately preceding Banking Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent on the Banking Day such conversion is to be made in accordance with its normal practice.

"SPT Metric Auditor" means an independent public accountant or environmental consultant (applicable only for GHG Intensity) of recognized national standing designated from time to time by the Borrower, in each case, acting in its capacity as an independent auditor of the Borrower for the purposes of determining any of the SPT Metrics.

"SPT Metrics" means, subject to adjustment in accordance with Section 3.10, the sustainability performance target metrics relating to GHG Intensity, Average Reduction of Freshwater Use and Average 3-year LTIF.

"Subordinated Debt" means all indebtedness for borrowed money created, incurred, assumed or guaranteed by an Enerplus Party and which is owing to a Person or Persons other than another Enerplus Party, provided the holders of such debt enter into a subordination and postponement agreement with the Agent, which indebtedness has all of the following characteristics:

(a)

an initial final maturity in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(b)

no scheduled cash principal payments thereunder prior to the latest Maturity Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(c)	such indebtedness shall be unsecured;
(d)

upon the occurrence and during the continuance of any Default or Event of Default or the commencement of any proceedings in relation to dissolution, winding up, liquidation, receivership, insolvency or bankruptcy of the applicable Enerplus Party, such indebtedness shall be postponed, subordinate and junior in right of payment to all payment obligations under this Agreement and in respect of Hedge Obligations and Cash Management Obligations or any guarantee of any thereof;

(e)	upon the occurrence of any Default or Event of Default, such indebtedness shall have a standstill period of not less than six (6) months; and
(f)	such indebtedness shall not have any covenants, events of default or other terms and conditions (except for pricing) which are more restrictive than those contained in this Agreement,

but does not in any event include Convertible Debentures.

"Subsidiary" means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by or for the Borrower, provided that the ownership of such Voting Securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles or in respect of a partnership or trust if more than a 50% interest in the profits or capital thereof is directly or indirectly owned by such Person, and includes any legal entity in like relationship to a Subsidiary.

"Successor Agent" has the meaning attributed to it in Section 21.10.

"Sustainability Certificate" means a certificate signed by an officer on behalf of the Borrower substantially in the form annexed hereto as Schedule I, certifying (a) a true and correct copy of the Annual ESG Report for the immediately preceding fiscal year, and (b) setting forth each of the Applicable Sustainability Adjustments, for the immediately preceding fiscal year and computations in reasonable detail.

"Sustainability Pricing Adjustment Date" has the meaning set out in Section 3.10(a)(i).

"Sustainability Structuring Agent" means CIBC in its capacity as sustainability structuring agent, and includes its successors and permitted assigns in such capacity.

"Swing Line Cdn. $ Loan" means any disbursement or credit of funds in Canadian Dollars made by the Swing Line Lender to the Borrower in accordance with Section 3.9.

"Swing Line Lender" means CIBC, and includes its successors and permitted assigns in such capacity.

"Swing Line Letter of Credit" has the meaning attributed to it in Section 3.9.

"Swing Line Loan Limit" means, initially, U.S. $90,000,000, or the Equivalent Amount thereof in Canadian Dollars, as such amount may be increased or decreased from time to time pursuant to Section 3.9.

"Swing Line Loans" means, collectively, Swing Line Cdn. $ Loans, Swing Line U.S. $ Loans, Bankers' Acceptances with terms to maturity of no more than 30 days and Swing Line Letters of Credit, and "Swing Line Loan" means any one of the same.

"Swing Line U.S. $ Loan" means any disbursement or credit of funds in U.S. Dollars made by the Swing Line Lender to the Borrower in accordance with Section 3.9.

"Syndicated Advance" means an Advance that is not a Swing Line Loan.

"Taxes" means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof.

"Term SOFR" means, for any Interest Period for a SOFR Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the "Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day. If such first preceding U.S. Government Securities Business Day is more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day, Section 9.4 will apply.

"Term SOFR Adjustment" means, with respect to Term SOFR, 0.10% (10 Basis Points) per annum for an Interest Period of one-months' duration, 0.10% (10 Basis Points) per annum for an Interest Period of three-months' duration, and 0.10% (10 Basis Points) per annum for an Interest Period of six-months' duration.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).

"Term SOFR Determination Day" has the meaning assigned to it under the definition of Term SOFR.

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Threshold Amount" means the greater of:

(a)	U.S. $60,000,000; and
(b)	1.5% of Consolidated Tangible Assets.

"Total Capitalization" means the aggregate of Consolidated Total Debt and Shareholders' Equity but excluding from Shareholders' Equity any amounts included therein attributable to Non-Recourse Assets.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"U.S. Base Rate" means the greater of:

(a)

variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its "U.S. Base Rate", and

(b)	the Federal Funds Rate plus 100 Basis Points per annum;

provided that, that to the extent such greater rate as calculated above shall ever be less than the Floor for any purpose, such rate shall be deemed to be the Floor for such purpose.

"U.S. Base Rate Loan" means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate (including Swing Line U.S. $ Loans); provided, that if on any day (a) the sum of (i) the U.S. Base Rate on such day and (ii) the Applicable Margin for a U.S. Base Rate Loan on such day is less than (b) the sum of (i) Adjusted Term SOFR for such day based on an Interest Period of 1 month and (ii) the Applicable Margin for a SOFR Loan on such day, then any U.S. Base Rate Loan shall bear interest for such day at a rate equal to the rate applicable to any such SOFR Loan on such day.

"U.S. Dollars" or "U.S. $" or "$"each means lawful currency of the United States of America.

"U.S. Government Securities Business Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Voting Securities" means shares or units of capital stock of any class of any corporation, partnership or trust carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares or units which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any shares or units be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

"Write-Down and Conversion Powers" means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2Headings

Headings, subheadings and the table of contents contained in any of the Documents are inserted for convenience of reference only and will not affect the construction or interpretation of any of the Documents.

1.3Subdivisions

Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement. Reference in Section 1.1 to a Schedule or to an Article, Section, paragraph or other subdivision of "this Agreement" is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4Number

Wherever the context in any of the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5Statutes, Regulations and Rules

Any reference in any of the Documents to all or any Section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant Section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6Monetary References

Whenever an amount of money is referred to in any of the Documents, such amount will, unless otherwise expressly stated, be in U.S. Dollars.

1.7Time

Time will be of the essence of the Documents.

1.8Governing Law

The Documents will be governed by and construed in accordance with the Laws in force in the Province of Alberta from time to time.

1.9Enurement

The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10Amendments

No Document may be amended orally and, subject to Sections 1.11(a) and 21.16, any amendment may only be made by way of an instrument in writing signed by the Parties.

1.11No Waiver

(a)

Subject to Sections 1.11(c) and 21.16(a), no waiver by a Party of any provision or of the breach of any provision of any of the Documents will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party. Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)

The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfilment of any provision of any of the Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)

Acceptance of payment by a Party after a breach or non-fulfilment of any provision of any of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Documents.

1.12Severability

If the whole or any portion of the Documents or the application thereof to any circumstance is found to be invalid or unenforceable to an extent that does not affect the operation of the Document in question in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by Law.

1.13Inconsistency

To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.14Accounting Terms and Principles

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facility will be interpreted, applied and calculated, as the case may be, in accordance with GAAP. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis and will not be changed for the purposes of this Agreement unless agreed to by the Agent in writing, such agreement not to be unreasonably withheld.

1.15Accounting Change

(a)

In the event that any Accounting Change occurs, the Borrower will provide notice thereof to the Agent (an "Accounting Change Notice") together with a description of the nature of such Accounting Change. Any Accounting Change Notice shall be delivered within sixty (60) days after the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within one hundred twenty (120) days after the end of such period. Such Accounting Change Notice shall describe the effect and quantification (except where impracticable) of such Accounting Change on the Borrower's current and immediately prior year's financial statements. Such Accounting Change Notice shall state whether the Borrower wishes to revise the method of calculating one or more of the Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculation).

(b)

Upon receipt of an Accounting Change Notice the Agent or Majority Lenders, as applicable, will notify the Borrower within thirty (30) days after receipt of the Accounting Change Notice whether or not they agree or disagree with the Borrower's request.

(c)

Should the Agent or Majority Lenders disagree with the Borrower's request per the Accounting Change Notice, the Borrower and the Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations, provided that until such time as any such agreement has been reached, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.

(d)

If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall, as soon as reasonably possible, deliver a revised Compliance Certificate. Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.15 shall be deemed to have never occurred.

1.16Interest Rates; Benchmark Notification

The interest rate on an Advance denominated in U.S. Dollars or Canadian Dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 9.4 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including the Canadian Prime Rate, the CDOR Rate, the U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Canadian Prime Rate, the CDOR Rate, the U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR or any other Benchmark (or any component thereof) prior to its discontinuance or unavailability or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof or any other Benchmark, in each case pursuant to and in accordance with the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.17Schedules

The following are the Schedules which form part of this Agreement:

Schedule A:	List and Commitment of Lenders
Schedule B:	Form of Notice of Borrowing
Schedule C:	Form of Notice of Rollover, Notice of Conversion or Notice of Repayment
Schedule D:	Form of Assignment
Schedule E	List of Subsidiaries
Schedule F:	Form of Compliance Certificate
Schedule G:	Form of Designation of Enerplus Parties
Schedule H:	Form of Guarantee Agreement
Schedule I:	Sustainability Certificate

1.18Amendment and Restatement

(a)

The Borrower, the Agent and the Lenders agree that this Agreement is an amendment and restatement of the Existing Credit Agreement and not a novation of the Existing Credit Agreement. As a consequence, the obligations, indebtedness and liabilities outstanding under the Existing Credit Agreement shall constitute obligations, indebtedness and liabilities hereunder governed by the terms hereof. Such obligations, indebtedness and liabilities shall be continuing in all respects, and this Agreement shall not be deemed to evidence or result in a novation of such obligations, indebtedness and liabilities or a repayment and reborrowing of such obligations, indebtedness and liabilities. The Existing Credit Agreement has been amended and restated solely for the purposes of reflecting amendments to the Existing Credit Agreement which the Lenders, the Agent and the Borrower have agreed upon. All references to the "Credit Agreement" contained in any Documents delivered prior to the effectiveness of this Agreement shall be references to this Agreement without further amendment to those Documents. All deliverables made under the Existing Credit Agreement shall be deemed to have been delivered under this Agreement. Each Lender authorizes the Agent to take all actions and make such adjustments as are reasonably necessary to give effect to the foregoing.

(b)

Nothing in this Agreement shall restrict or impact the ability or right of the Agent to make any future modifications, supplements, amendments, technical, administrative or operational changes or other conforming changes that the Agent decides may be appropriate to reflect the adoption and implementation of Adjusted Term SOFR and to permit the use and administration thereof by the Agent to the extent permitted pursuant to this Agreement.

(c)

All LIBOR Based Loans outstanding on the Restatement Date under the Existing Credit Agreement ("Continuing LIBOR Based Loans") will remain outstanding under this Agreement until the end of their respective LIBOR Periods, at which time, to the extent that any Continuing LIBOR Based Loan is not repaid at the end of its applicable LIBOR Period, it will be Converted on the last day of such LIBOR Period into a SOFR Loan or U.S. Base Rate Loan as elected by the Borrower pursuant to a valid Notice of Rollover or Notice of Conversion given pursuant to the provisions of this Agreement. If the Borrower fails to deliver a valid Notice of Rollover or Notice of Conversion to the Agent for any Continuing LIBOR Based Loan, such Continuing LIBOR Based Loan shall be converted (as of the last day of the applicable LIBOR Period) to and be outstanding as a U.S. Base Rate Loan as if a valid Notice of Rollover or Notice of Conversion had been given pursuant to the provisions of this Agreement. Solely for the purposes of Continuing LIBOR Based Loans (including interest thereon and the repayment or cash collateralization thereof), all of the provisions in the Existing Credit Agreement relating to LIBOR Based Loans and LIBOR shall be deemed to continue to apply thereto. For purposes of this Section 1.18(c), the terms

"LIBOR Period", "LIBOR" and "LIBOR Based Loan" shall have the meanings set forth in the Existing Credit Agreement.

ARTICLE 2

CONDITIONS PRECEDENT TO EFFECTIVENESS

2.1Conditions Precedent to Effectiveness

This Agreement, and the amendment and restatement of the Existing Credit Agreement effected hereby, will become effective upon the following conditions being met (unless waived in writing by all Lenders) including the receipt by the Agent, for and on behalf of the Lenders, of the following:

(a)	a duly executed copy of this Agreement;
(b)	a certificate of status, good standing certificate or other similar type evidence from its jurisdiction of formation for the Borrower;
(c)	a duly executed copy of a Closing Certificate from the Borrower;
(d)	a duly executed confirmation of their respective Guarantee Agreement from each Loan Party (other than the Borrower) in form and substance satisfactory to the Agent, acting reasonably;
(e)	a duly executed copy of the Closing Opinion;
(f)	any information, including supporting documentation and other evidence, requested by any Lender or the Agent pursuant to Section 22.11; and
(g)	the payment of all fees and expenses which are payable by the Borrower to the Agent or Lenders on or prior to the Restatement Date.

2.2Waiver of Conditions

The conditions precedent set out in Section 2.1 are inserted for the sole benefit of the Lenders and may be waived only by all Lenders in whole or in part and with or without terms or conditions, in respect of any Drawdown without affecting the right of the Lenders to assert such terms and conditions in respect of any other matter contemplated by this Agreement.

ARTICLE 3

CREDIT FACILITY

3.1The Credit Facility

Subject to the terms and conditions hereof and effective on the Restatement Date, the Lenders, on a several basis, hereby establish the senior unsecured sustainability-linked revolving credit facility (the "Credit Facility") in favour of the Borrower in the Commitment Amount set forth in Schedule A, which may be drawn by the Borrower in U.S. Dollars or the Equivalent Amount thereof in Canadian Dollars, or any combination thereof, and the Swing Line Loan Limit will be made available thereunder by way of Swing Line Loans by the Swing Line Lender, all in accordance with the terms of this Agreement.

3.2Increase in Commitment Amount

The Borrower may at any time and from time to time add additional financial institutions hereunder, as Lenders or, with the consent of the applicable Lender, increase the Individual Commitment Amount of a

Lender, and, in each case, thereby increase the Commitment Amount, provided that at the time of any such addition:

(a)	no Default or Event of Default has occurred and is continuing:
(b)	the Commitment Amount (as increased) does not at any time exceed U.S. $1,000,000,000;
(c)

the Agent, the Swing Line Lender and each Fronting Lender have each consented to such financial institution becoming a Lender or, in the case of an existing Lender, increasing its Individual Commitment Amount, such consent not to be unreasonably withheld;

(d)	the Individual Commitment Amount of a new financial institution being added as a Lender pursuant to this Section 3.2 shall be no less than U.S. $15,000,000;
(e)

concurrently with the addition of a financial institution as an additional Lender or the increase of a Lender's Individual Commitment Amount, such financial institution or Lender, as the case may be, shall purchase from each Lender, such portion of the Aggregate Principal Amount owed to each Lender as is necessary to ensure that the Aggregate Principal Amount owed to all Lenders and including therein such additional financial institution and the increased Individual Commitment Amount of any Lender, are in accordance with the Lender's Rateable Portions of all such Lenders (including the new financial institution and the increased Individual Commitment Amount of any Lender) and such financial institution shall execute such documentation as is required by the Agent, acting reasonably, to novate such financial institution as a Lender hereunder; provided that with respect to any portion of such Aggregate Principal Amount which is outstanding by way of Bankers' Acceptance, the new financial institution or such Lender shall provide an indemnity to the other Lenders (provided that no such indemnity may exceed two months in duration unless agreed to by all of the affected Lenders) in order to ensure such Bankers' Acceptances are outstanding in accordance with the new Rateable Portions; and

(f)

the Borrower has provided to the Agent a certified copy of a directors' resolution of the Borrower authorizing any such increase in the Commitment Amount (which may be the original directors' resolution authorizing the Credit Facility hereunder) together with a legal opinion with respect thereto in substantially the same form as the Closing Opinion.

3.3Extension of the Credit Facility

(a)

Notice by Borrower. The Borrower may, at its option, request (an "Extension Request") that the Maturity Date be extended from the then applicable Maturity Date (an "Extension") at any time after the date that annual audited consolidated financial statements of the Borrower are delivered under Section 14.1(h) until six (6) months thereafter (the "Request Period"), provided that following the granting of such Extension, the term to maturity of the Credit Facility shall not exceed four (4) years from the Extension Acceptance Date in respect of the applicable Extension Request. The Agent will promptly after receipt thereof, provide a copy of the Extension Request to each of the Lenders. If the Borrower fails to make an Extension Request during the Request Period, the Credit Facility will no longer be capable of being extended as herein provided until the next Request Period.

(b)

Electing and Non-Electing Lenders. Each Lender may, in its sole discretion, pursuant to an Extension Request, elect to extend the current Maturity Date with respect to its Individual Commitment Amount, subject however to such conditions and amendments respecting the Credit Facility, if any, as the Electing Lenders unanimously agree upon and are acceptable to the Borrower. Each Lender will make its election by notice to the Agent on or before thirty (30) days from the date of the Extension Request (the "Election Period"). Each Lender which grants an Extension is referred to herein as an "Electing

Lender", and each Lender which elects not to grant an Extension, or fails to make such election within the Election Period, is referred to herein as a "Non-Electing Lender".

(c)

No Extension. No Extension shall occur unless those Lenders who wish to grant an Extension pursuant to an Extension Request represent at least 66⅔% of the aggregate Individual Commitment Amount of all Lenders who are not Non-Electing Lenders at the time of such Extension Request. If no Extension occurs, the then current Maturity Date of the Lenders who are not already Non-Electing Lenders will, subject to Section 3.3(e), continue for each such Lender and each such Lender's Individual Commitment Amount will remain available for Drawdown in accordance with Section 6.6 until the Maturity Date; provided that the Borrower may again make an Extension Request during the Request Period in the next calendar year in accordance with Section 3.3(a).

(d)

Extension Notice. Promptly after the expiry of the Election Period, the Agent will notify the Borrower of the decision of the Lenders with respect to its Extension Request (the "Extension Notice"). The Extension Notice will identify the Electing Lenders and Non-Electing Lenders, the term of the Extension, if granted, and a list the conditions or amendments, if any, respecting the Credit Facility as the Electing Lenders have unanimously agreed upon as a condition to the granting of the Extension. The Borrower will, within twenty (20) days of receipt of the Extension Notice from the Agent, notify the Agent as to its acceptance or rejection of the conditions or amendments, if any, stipulated by the Electing Lenders respecting the Credit Facility (the "Extension Acceptance Date"). If the Borrower accepts all such conditions or amendments requested by the Electing Lenders, the Maturity Date with respect to the Electing Lenders will be deemed to have been extended for that period of time set out in the Extension Notice and, subject to Section 3.3(e), the Maturity Date with respect to the Non-Electing Lenders shall not be extended. If the Borrower notifies the Agent that it does not accept such conditions or amendments or fails to notify the Agent within the time provided above for acceptance, the Maturity Date will not be extended as herein provided and will continue until the Maturity Date with each Lenders' Individual Commitment Amount remaining available for Drawdown until the Maturity Date; provided that the Borrower may again make an Extension Request during the next Request Period.

(e)

Replacement of Non-Electing Lender. Notwithstanding Section 3.6(b), and provided that Lenders representing more than 66⅔% of the aggregate Individual Commitment Amounts of all Electing Lenders have elected to grant an Extension, the Borrower will be entitled to exercise one of the following options, with respect to any Lender who has become a Non-Electing Lender, prior to the Maturity Date applicable to such Non-Electing Lender:

(i)

so long as no Default or Event of Default has occurred and is continuing, the Borrower may repay in full the Principal Amount under the Credit Facility owing to such Non-Electing Lender, together with all accrued but unpaid interest and fees thereon and any expenses and breakage and other costs determined in accordance with Section 9.2 and including cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit for which the Non-Electing Lender is the LC Issuer, provided that a Bankers' Acceptance will not be paid prior to its Interest Period Maturity Date (but provided that the Borrower may provide Escrow Funds in respect thereof to the Agent on behalf of such Lender in accordance with Section 10.6), and upon such payment such Lender's Individual Commitment Amount will be permanently cancelled (subject to Section 3.9(i)); or

(ii)

the Borrower may replace the Non-Electing Lender with one or more financial institutions with the consent of the Agent, the Swing Line Lender and each Fronting Lender, such consent not to be unreasonably withheld, who purchase such Lender's entire Individual Commitment Amount in accordance with Section 20.2.

(f)	Cessation as Non-Electing Lender. Any Non-Electing Lender may elect to become a Lender with the consent of the Borrower and notice to the Agent.
(g)	Exiting Lender. As at the Restatement Date, the Exiting Lender is a Non-Electing Lender.

3.4Interest Period Maturity Date

The Borrower will not be entitled to request an Advance under the Credit Facility from a Lender which has an Interest Period Maturity Date after the Maturity Date applicable to such Lender. If, at any time, there are Lenders with different Maturity Dates, all applicable Lenders will share in Advances on the basis of their Rateable Portions under the Credit Facility except to the extent the particular Advance requested has an Interest Period Maturity Date after the Maturity Date of a Lender, in which case the Borrower shall request a similar Advance to the extent permitted hereunder from such other Lenders with an Interest Period Maturity Date occurring on or before the Maturity Date of such other Lenders. Each such determination by the Agent shall be prima facie evidence of such Rateable Portion or share.

3.5Repayment of Credit Facility

The Principal Amount owing to a Lender under the Credit Facility, if any, on the Maturity Date applicable to such Lender will be paid by the Borrower to the Agent on behalf of such Lender in full, together with all accrued but unpaid interest and fees thereon and all other amounts owing to such Lender in respect thereof, if any, on such date.

3.6Revolving Facility

(a)

Revolving Nature. The Borrower may borrow, repay and re-borrow any amount of the Individual Commitment Amount of each Lender based on the Rateable Portion of such Lender's Individual Commitment Amount until the Maturity Date applicable to such Lender.

(b)

General Right to Prepay. Subject to Sections 3.3(e), 3.6(c), 8.2(e) and 9.2 and with the same notice required when the Advance to be prepaid was made, the Borrower may at any time prepay, without premium, bonus or penalty, any or all of the Aggregate Principal Amount, except that a Bankers' Acceptance will not be paid prior to its Interest Period Maturity Date and an unexpired Letter of Credit will not be prepaid prior to its Interest Period Maturity Date (except by the return of the original thereof to the LC Issuer for cancellation or by the collateralization thereof in the manner set forth in Section 11.1(e) with the consent of the LC Issuer and the Agent); provided that:

(i)	the Borrower shall deliver a Notice of Repayment to the Agent;
(ii)	each such prepayment shall be a minimum of U.S. $5,000,000 and prepayments in excess thereof shall be in multiples of U.S. $100,000; and
(iii)	each Notice of Repayment shall be irrevocable.
(c)

General Right to Cancel. Subject to Section 3.3(e), the Borrower may also at any time, upon the Borrower giving the Agent not less than three (3) Banking Days' prior notice, cancel in whole or in part any undrawn portion of the Commitment Amount, provided that any such cancellation of the Commitment Amount will be made pro rata to all Lenders on the basis of each such Lender's Rateable Portion thereof and will result in a permanent reduction of the Commitment Amount.

3.7Payments to Agent

Other than as expressly provided herein, all payments of amounts owing by the Borrower to the Lenders under the Documents will be made by the Borrower to the Agent for the account of the Lenders in accordance with their respective Rateable Portions.

3.8Use of Proceeds

The Borrower will be entitled, subject to Section 7.2, to use Advances for general corporate purposes, including acquisitions.

3.9Swing Line Loans

(a)	Availability. Notwithstanding Sections 6.2, 6.4, 6.6 and 21.2(a), the Borrower may obtain Swing Line Loans in the following manner:
(i)

in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans, on an overdraft basis or by delivering a duly executed Notice of Borrowing to the Swing Line Lender not later than noon (Toronto time) on the proposed Drawdown Date;

(ii)	in the case of Bankers' Acceptances, by delivering a duly executed Notice of Borrowing to the Swing Line Lender not later than noon (Toronto time) on the proposed Drawdown Date; and
(iii)

in the case of Swing Line Letters of Credit and subject to Section 3.9(j), by delivering a duly executed Notice of Borrowing to the Swing Line Lender at least 3 Banking Days prior to the proposed Drawdown Date (or such shorter or longer period as may be determined by the Swing Line Lender, acting reasonably).

Swing Line Loans shall be made solely by the Swing Line Lender, without assignment to or participation by other Lenders (except as provided in this Section 3.9 and Section 18.4). The making of each Swing Line Loan shall constitute a Drawdown hereunder and shall reduce the availability of the Credit Facility by the Principal Amount of such Swing Line Loan.

(b)

Individual Limits. Subject to Section 6.7, at no time shall (i) the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender exceed the Swing Line Loan Limit or (ii) the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender plus such Lender's Rateable Portion of the Aggregate Principal Amount of all Syndicated Advances exceed such Lender's Individual Commitment Amount; provided that the Agent may, in its discretion, acting reasonably, adjust each Lender's (including the Swing Line Lender's) Rateable Portion of Syndicated Advances in accordance with its customary practice if and to the extent required to ensure that, subject to Section 3.9(c), any undrawn availability of Swing Line Loans or Syndicated Advances, as applicable, is capable of being fully drawn, including deeming all or any portion of the Swing Line Loan Limit to be drawn for purposes of determining the Rateable Portion of the Swing Line Lender for each Syndicated Advance. If at any time for whatever reason the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender exceeds the Swing Line Loan Limit, the amount of such excess shall be immediately repaid by the Borrower to the Swing Line Lender either directly or by way of a conversion of such excess amount into a Syndicated Advance in accordance with Section 3.9(h).

(c)

Aggregate Limit. Subject to Section 6.7, at no time shall the Aggregate Principal Amount of all Swing Line Loans plus the Aggregate Principal Amount of all Syndicated Advances exceed the Commitment Amount.

(d)

Repayment. Each Swing Line Loan (other than a Swing Line Letter of Credit) shall be repaid by the Borrower (or converted into a Syndicated Advance in accordance with Section 3.9(h)) within 30 days after the relevant Drawdown Date (in the case of a Canadian Prime Rate Loan or a U.S. Base Rate Loan) or on the maturity date (not to exceed 30 days after the relevant Drawdown Date) selected by the Borrower in the Notice of Borrowing requesting such Swing Line Loan (in the case of Bankers' Acceptances). No Notice of Repayment shall be required to be given by the Borrower in respect of any such repayment of any Swing Line Loan nor shall Swing Line Loans be Rolled Over or Converted except for conversions into Syndicated Advances in accordance with Section 3.9(h).

(e)

Mandatory Repayment. If the Borrower requests a Syndicated Advance and the Swing Line Lender's Rateable Portion of such Syndicated Advance would cause its Rateable Portion of all Syndicated Advances then outstanding together with the Aggregate Principal Amount of all Swing Line Loans to exceed the Swing Line Lender's Individual Commitment Amount, then the Borrower shall be required to repay such Swing Line Loans (or to Convert some into a Syndicated Advance in accordance with Section 3.9(h)) to the extent of such excess on or before the requested date of such Syndicated Advance.

(f)

Prepayments. The Borrower may make prepayments of Swing Line Loans at any time and from time to time without notice or penalty; provided that: (i) any Swing Line Loan by way of Bankers' Acceptances cannot be prepaid prior to its Interest Period Maturity Date, and (ii) any Swing Line Letter of Credit may only be prepaid if the original of such Letter of Credit is returned to the Swing Line Lender for cancellation or collateralized in accordance with Section 11.1(e), subject to the consent of the Swing Line Lender and the Agent.

(g)

Sole Account. All interest payments, acceptance fees, standby fees and principal repayments of or in respect of Swing Line Loans and the Swing Line Loan Limit shall be solely for the account of the Swing Line Lender. Subject to Section 3.9(h), all costs and expenses relating to the Swing Line Loans shall be solely for the account of the Swing Line Lender.

(h)

Conversion to Syndicated Advances. Notwithstanding anything to the contrary herein contained, (i) at any time at the option of the Borrower or (ii) if an Event of Default occurs, if the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender exceeds the Swing Line Loan Limit or if any Swing Line Loan is not repaid on its Interest Period Maturity Date, then (in the case of clause (i) above) the Borrower shall give notice to the Swing Line Lender and the Agent, or (in the case of clause (ii) above) the Swing Line Lender shall give notice to the Borrower and the Agent (which notice shall in each case direct a conversion of such Swing Line Loan into a Syndicated Advance and shall specify the particulars of such Swing Line Loans), and the Agent shall forthwith provide a copy of such notice to the other Lenders and, effective on the effective date of such notice, the Borrower shall be deemed to have requested a conversion of such Swing Line Loan into a Syndicated Advance, in the same type of Syndicated Advance as the relevant Swing Line Loan (which in the case of a maturing Bankers' Acceptance, shall be a Canadian Prime Rate Loan), and in an amount sufficient to repay the relevant Swing Line Loan and accrued and unpaid interest in respect thereof. Subject to the same notice period set out in Section 6.2, and excluding any Swing Line Letters of Credit which are to be converted into Fronted Letters of Credit, such other Lenders shall disburse to the Agent for payment to the Swing Line Lender their respective Rateable Portions of such amounts and such amounts shall thereupon be deemed to have been advanced by such other Lenders to the Borrower and to constitute Syndicated Advances by way of Canadian Prime Rate Loans (if the relevant Swing Line Loan was denominated in Canadian Dollars) or U.S. Base Rate Loans (if the relevant Swing Line Loan was denominated in U.S. Dollars). Such Syndicated Advances shall be deemed to be comprised of principal and accrued and unpaid interest in the same proportions as the corresponding Swing Line Loans.

(i)

Unconditional Obligation. For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to disburse to the Agent for payment to the Swing Line Lender their respective Rateable Portions of any Syndicated Advances contemplated by Section 3.9(h) regardless of:

(i)	whether a Default or Event of Default has occurred or is then continuing or whether any other condition in Section 7.1 is met;
(ii)	whether or not the Borrower has, in fact, actually requested such conversion (by delivery of a Notice of Conversion or otherwise); and
(iii)	whether or not a Person was a Lender at the time the applicable Swing Line Loan was made.
(j)

Swing Line Letters of Credit. The Swing Line Lender may also, at the request of the Borrower, issue Letters of Credit as a Swing Line Loan in Canadian Dollars or U.S. Dollars (each, a "Swing Line Letter of Credit") in accordance with the terms set forth in Section 11.1.

(k)

Swing Line Loan Limit. The Borrower may, upon written notice to the Agent from time to time but no more than once per calendar month, change the Swing Line Loan Limit (in multiples of U.S. $1,000,000), provided that the maximum amount of the Swing Line Loan Limit shall at no time exceed U.S. $90,000,000.

3.10Sustainability Adjustment

(a)

The Applicable Margin will be increased or decreased (if applicable) by the Applicable Sustainability Adjustment as in effect from time to time. For the purposes of the foregoing, commencing with the Sustainability Certificate delivered for the fiscal year ending December 31, 2021:

(i)

the Applicable Sustainability Adjustment shall be effective on the earlier of the third Banking Day following receipt by the Agent of a Sustainability Certificate delivered in accordance with Section 14.1(i) or, if the Borrower does not deliver a Sustainability Certificate as contemplated by Section 14.1(i), the third Banking Day following the last day on which the Sustainability Certificate was required to be delivered (such day, the "Sustainability Pricing Adjustment Date");

(ii)	the Applicable Sustainability Adjustment shall be based upon the SPT Metrics set forth in the Sustainability Certificate and the Applicable Sustainability Adjustment calculations therein; and
(iii)

each change in the Applicable Margin resulting from a Sustainability Certificate shall be effective during the period commencing on, and including, the applicable Sustainability Pricing Adjustment Date and ending on the date immediately preceding the next such Sustainability Pricing Adjustment Date.

(b)

If, for any reason (subject to the proviso below), the Borrower fails to deliver a Sustainability Certificate as contemplated by Section 14.1(i), the Applicable Sustainability Adjustment shall be calculated based on:

(i)	SPT Metric Level L3 of the applicable year for the GHG Intensity SPT Metric;
(ii)	SPT Metric Level L5 for the Average Reduction of Freshwater Use SPT Metric; and

(iii)	SPT Metric Level L3 for the Average 3-year LTIF SPT Metric,

until the delivery of such Sustainability Certificate; provided that if the Borrower determines, in good faith, that it is not possible to calculate an SPT Metric for any fiscal year for whatever reason (the "Specified SPT Metric"), the Borrower and the Sustainability Structuring Agent will negotiate to agree on the selection of an alternative SPT Metric that is customarily applied by persons carrying out similar businesses or being subject to similar incentives in lieu of the Specified SPT Metric (the "Alternative SPT Metric") and if, within twenty (20) Banking Days after the day on which the Borrower was originally due to deliver a Sustainability Certificate in accordance with Section 14.1(i) (or such longer period as may be agreed to by the Agent):

(x)

the Borrower and the Sustainability Structuring Agent (with the consent of the Majority Lenders) agree on the selection of an Alternative SPT Metric, then the Applicable Sustainability Adjustment shall be calculated based on such Alternative SPT Metric and the other SPT Metrics, excluding the Specified SPT Metric; or

(y)

the Borrower and the Sustainability Structuring Agent do not agree on the selection of an Alternative SPT Metric or the Majority Lenders do not consent to the Alternative SPT Metric, then the Applicable Sustainability Adjustment shall be calculated based on the SPT Metrics, excluding the Specified SPT Metric, and the Borrower shall deliver a Sustainability Certificate containing the Applicable Sustainability Adjustment calculated on the basis of either (x) or (y) above.

(c)

If the Borrower or any of its Subsidiaries (x) acquires shares, units or other equity interests in any other Person (other than the Borrower or any Subsidiary) such that such Person becomes a Subsidiary or (y) acquires the property or assets of another Person (other than the Borrower or any Subsidiary), in each case with a gross purchase price of at least US$37,500,000 (in one or a series of related transactions), the Borrower may elect to exclude the newly-acquired Subsidiary and assets from the calculation of the GHG Intensity SPT Metric and the Average Reduction of Freshwater Use SPT Metric for a period not exceeding twenty-four (24) months following the closing of such Material Acquisition (the "Acquisition Period"). The Borrower shall provide prompt written notice to the Sustainability Structuring Agent of such acquisition, and thereafter, during the Acquisition Period, the Borrower or the Sustainability Structuring Agent may notify the other party that it wishes to negotiate an alternative GHG Intensity SPT Metric or an alternative Average Reduction of Freshwater Use SPT Metric. If the Borrower or the Sustainability Structuring Agent so notifies the other party, then, during the Acquisition Period, the Borrower and the Sustainability Structuring Agent shall negotiate to agree on the selection of an alternative GHG Intensity SPT Metric or Average Reduction of Freshwater Use SPT Metric (as applicable) which shall reflect such acquisition and the resulting new business circumstances of the Enerplus Parties. If within the Acquisition Period:

(i)

the Borrower and the Sustainability Structuring Agent (with the consent of the Majority Lenders) agree on the selection of each such alternative SPT Metric, then the Applicable Sustainability Adjustment shall be calculated based on such alternative SPT Metric(s) and the unaffected SPT Metric(s); or

(ii)

the Borrower and the Sustainability Structuring Agent do not agree on the selection of any such alternative SPT Metric or the Majority Lenders do not consent to any such alternative SPT Metric, then the Applicable Sustainability Adjustment shall be calculated based on the SPT Metrics (including any alternative SPT Metric agreed in paragraph (i) above), excluding the SPT Metric upon which no agreement for an alternative SPT Metric was reached.

(d)

If the Borrower or any of its Subsidiaries (x) disposes of shares, units or other equity interests in any Subsidiary such that such Person is no longer a Subsidiary or (y) disposes of property or assets (other than to the Borrower or any Subsidiary and other than in respect of the Journey Disposition), in each case with a gross sale price of at least US$37,500,000 (in one or a series of related transactions), then the Borrower shall provide prompt written notice to the Sustainability Structuring Agent of such disposition. Thereafter, within the twelve (12) month period following the closing of such disposition (the "Disposition Period"), the Borrower or the Sustainability Structuring Agent may notify the other party that it wishes to negotiate an alternative GHG Intensity SPT Metric or an alternative Average Reduction of Freshwater Use SPT Metric. If the Borrower or the Sustainability Structuring Agent so notifies the other party, then, within the Disposition Period, the Borrower and the Sustainability Structuring Agent shall negotiate to agree on the selection of an alternative GHG Intensity SPT Metric or Average Reduction of Freshwater Use SPT Metric (as applicable) which shall reflect such disposition and the resulting new business circumstances of the Enerplus Parties. If within the Disposition Period:

(i)

the Borrower and the Sustainability Structuring Agent (with the consent of the Majority Lenders) agree on the selection of each such alternative SPT Metric, then the Applicable Sustainability Adjustment shall be calculated based on such alternative SPT Metric(s) and the unaffected SPT Metric(s); or

(ii)

the Borrower and the Sustainability Structuring Agent do not agree on the selection of any such alternative SPT Metric, then the Applicable Sustainability Adjustment shall be calculated based on the SPT Metrics (including any alternative SPT Metric agreed in paragraph (i) above), excluding the SPT Metric upon which no agreement for an alternative SPT Metric was reached.

(e)

If (i) the Borrower or the Agent become aware of any material inaccuracy in the Applicable Sustainability Adjustment or the SPT Metrics as reported on the applicable Sustainability Certificate, or (ii) the Borrower and the Agent agree that the Applicable Sustainability Adjustment or SPT Metrics as calculated by the Borrower at the time of delivery of the relevant Sustainability Certificate was inaccurate and, in each case, (x) a proper calculation of the Applicable Sustainability Adjustment or the SPT Metrics would have resulted in an increase in the Applicable Margin for such period, the Borrower shall immediately and retroactively be obligated to pay to the Agent, for the account of the Lenders, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period, or (y) a proper calculation of the Applicable Sustainability Adjustment or the SPT Metrics would have resulted in a decrease in the Applicable Margin for such period, the Borrower shall receive a credit against subsequent interest payable on Advances or fees payable pursuant to Section 8.5, or Section 4.2, as the case may be, in an amount equal to the excess of the amount of interest and fees actually paid for such period over the amount of interest and fees that should have been paid for such period.

(f)

If any SPT Metric for the fiscal year ending December 31, 2022 or thereafter is not verified on a limited assurance basis by the applicable SPT Metric Auditor, then the Applicable Sustainability Adjustment shall be calculated based on:

(i)	SPT Metric Level L3 of the applicable year, in the case of a failure to have the GHG Intensity SPT Metric verified;
(ii)	SPT Metric Level L5, in the case of a failure to have the Average Reduction of Freshwater Use SPT Metric verified; and
(iii)	SPT Metric Level L3, in the case of a failure to have the Average 3-year LTIF SPT Metric,

until such SPT Metric has been so verified.

(g)

In connection with any Extension Request delivered pursuant to Section 3.3, the Borrower may provide notice to the Sustainability Structuring Agent of the proposed "SPT Metric Level", "Adjustments to Applicable Margin" and any amendments to any definitions or provisions directly or indirectly related thereto or to any SPT Metric for purposes of the Applicable Sustainability Adjustment (the "Additional Sustainability Adjustment") to be in effect for any of the SPT Metrics for any additional fiscal year not otherwise provided for in the definition of Applicable Sustainability Adjustment; provided that such Applicable Sustainability Adjustment shall not apply in respect of any Non-Electing Lender without the consent of any such Non-Electing Lender. After such notice has been provided to the Sustainability Structuring Agent, the Borrower and the Sustainability Structuring Agent shall negotiate in good faith to agree on the selection of such Additional Sustainability Adjustment. If within thirty (30) days following such notification:

(i)

the Borrower and the Sustainability Structuring Agent (with the consent of all of the Electing Lenders in connection with such Extension Request) agree on the selection of the Additional Sustainability Adjustment, then the Applicable Sustainability Adjustment shall be calculated accordingly, and this Agreement shall be deemed amended without any further action by any Person to give effect to such Additional Sustainability Adjustment; or

(ii)

the Borrower and the Sustainability Structuring Agent do not agree on the selection of the Additional Sustainability Adjustment, or the Electing Lenders in connection with such Extension Request do not consent to the Additional Sustainability Adjustment, then no change shall be made to this Agreement in respect of such Additional Sustainability Adjustment and Section 3.10 shall not apply to any SPT Metric in respect of any fiscal year that is not then included in the definition of Applicable Sustainability Adjustment.

ARTICLE 4

ADVANCES

4.1Types of Advances

The Borrower may from time to time obtain under the Credit Facility all or one or more of the following types of Advances:

(a)	Canadian Dollar Advances. For Advances in Canadian Dollars:
(i)

Canadian Prime Rate Loans in minimum principal amounts of not less than Cdn. $5,000,000 and in multiples of Cdn. $100,000 for any amounts in excess thereof (except no such minimum shall apply to Swing Line Cdn. $ Loans or when Swing Line Cdn. $ Loans are converted into Syndicated Advances);

(ii)

Bankers' Acceptances in minimum principal amounts of not less than Cdn.  $5,000,000 (or in the case of Bankers’ Acceptance that are Swing Line Loans, not less than Cdn. $1,000,000) and in multiples of Cdn. $100,000 for any amounts in excess thereof;

(iii)	Fronted Letters of Credit, subject to Section 11.1(a)(i); and
(iv)	Swing Line Letters of Credit, subject to Section 11.1(a)(ii).
(b)	U.S. Dollar Advances. For Advances in U.S. Dollars:

(i)

U.S. Base Rate Loans in minimum principal amounts of not less than U.S. $5,000,000 and in multiples of U.S. $100,000 for any amounts in excess thereof (except no such minimum shall apply to Swing Line U.S. $ Loans or when Swing Line U.S. $ Loans are converted into Syndicated Advances);

(ii)	SOFR Loans in minimum principal amounts of not less than U.S. $5,000,000 and in multiples of U.S. $100,000 for any amounts in excess thereof;
(iii)	Fronted Letters of Credit, subject to Section 11.1(a)(i); and
(iv)	Swing Line Letters of Credit, subject to Section 11.1(a)(ii).

4.2Interest and Fees

(a)	Canadian Prime Rate Loans. Each Canadian Prime Rate Loan will bear interest at a variable rate of interest per annum equal to the Canadian Prime Rate plus the Applicable Margin.
(b)	U.S. Base Rate Loans. Each U.S. Base Rate Loan will bear interest at a variable rate per annum equal to the U.S. Base Rate plus the Applicable Margin.
(c)	SOFR Loans. Each SOFR Loan will bear interest at a rate per annum equal to Adjusted Term SOFR plus the Applicable Margin.
(d)

Stamping Fees on Bankers' Acceptances. For each Advance by way of a Bankers' Acceptance, the stamping fee payable by the Borrower will be calculated on the face amount of the Bankers' Acceptance and adjusted for the term to maturity thereof, and will be the Applicable Margin (expressed as a rate per annum).

(e)

Issuance Fees for Letters of Credit. For each Letter of Credit, the Issuance Fee in respect thereof will be calculated based on the face amount of such Letter of Credit and the term thereof, such Issuance Fee to be equal to the Applicable Margin for Letters of Credit (expressed as a rate per annum), subject to a minimum fee to be charged by the applicable LC Issuer on each issuance or renewal of a Letter of Credit as determined in accordance with such LC Issuer's usual and customary practices. The Borrower will also pay to the LC Issuer, for its own account, its customary administrative charges in respect of such Letter of Credit, and each drawing made under such Letter of Credit.

(f)

Fronting Fee. The Borrower will pay to the Agent for distribution to the applicable Fronting Lender, in respect of each Fronted Letter of Credit issued, to be issued or renewed by such Fronting Lender and as a condition of such issuance or renewal, a non-refundable fronting fee ("Fronting Fee") for the account of such Fronting Lender, in the currency of the Fronted Letter of Credit calculated, on a basis of the face amount and term of the Fronted Letter of Credit at a rate per annum as is agreed in writing between the Borrower and the applicable Fronting Lender from time to time (as advised to the Agent in writing by such Fronting Lender from time to time).

(g)

Standby Fee. The Borrower will pay to the Agent for the benefit of each Lender a standby fee equal to the Basis Points indicated in the table set forth in Section 4.2(i), calculated on the basis of a 365 day year, multiplied by an amount equal to the Individual Commitment Amount of such Lender under the Credit Facility less the Equivalent Amount in U.S. Dollars of the Principal Amount owing to such Lender under the Credit Facility. The standby fee payable on the Swing Line Loan Limit shall be applied to the Swing Line Loan Limit less the Principal Amount of Swing Line Loans outstanding and shall accrue solely to the Swing Line Lender (provided that for the purposes of calculating standby fees on the remainder of the Swing Line's Lender's Individual Commitment Amount, the Swing Line Loan Limit shall be deducted from such Individual Commitment Amount).

(h)	Agency Fee. The Borrower will pay to the Agent on an annual basis commencing on October 11, 2012 and on each anniversary thereof, the agency fee agreed upon between the Borrower and the Agent.
(i)	Applicable Margins. (in Basis Points per annum)

Level	Consolidated Senior Net Debt to EBITDA Ratio	Canadian Prime Rate Loan/ U.S. Base Rate Loan Margin	SOFR Loan / BA Stamping Fee / Financial LC Issuance Fee	Standby Fee
1	<0.5	25	125	25
2	>0.5 <1.0	50	150	30
3	>1.0 <1.75	70	170	34
4	>1.75 <2.25	105	205	41
5	>2.25 <3.0	140	240	48
6	>3.0	215	315	63

*	Non-Financial LCs will be issued at 66⅔% of the applicable issuance fees stated in the pricing table above applicable to Financial LCs.
(j)

Change in Rates Due to Change in Ratio. The effective date on which any change in interest rates on Canadian Prime Rate Loans, U.S. Base Rate Loans and SOFR Loans, standby fees, stamping fees or Issuance Fees occurs will be the earlier of: (i) the third (3rd) Banking Day following the receipt by the Agent of the Compliance Certificate which evidences a change in the Consolidated Senior Net Debt to EBITDA Ratio: and (ii) the date such Compliance Certificate is due in accordance with Section 14.1(g). If the Borrower fails to deliver a Compliance Certificate in accordance with Section 14.1(g), then the Applicable Margin shall be deemed to be at level 6 in such table until such time as the applicable Compliance Certificate is delivered (and notwithstanding the Event of Default which arises from such failure to so deliver such Compliance Certificate). Any increase or decrease in the interest rates on SOFR Loans or Issuance Fees on Letters of Credit outstanding on the effective date of a change in such ratio will apply proportionately to each such SOFR Loan or Letter of Credit outstanding on the basis of the number of days remaining in the term to maturity thereof. The stamping fees already paid by the Borrower in respect of any Bankers' Acceptance will not be adjusted.

(k)

Event of Default. Effective immediately following receipt by the Borrower of a notice of an Event of Default (the "Effective Date"), the interest rates then applicable to Canadian Prime Rate Loans, SOFR Loans and U.S. Base Rate Loans, Issuance Fees on outstanding Letters of Credit and stamping fees on Bankers' Acceptances hereunder will each increase by 1.0% per annum and such increase will remain in effect for as long as such Event of Default subsists. An increase in stamping fees on Bankers' Acceptances hereunder and in interest rates on SOFR Loans hereunder as aforesaid arising from an Event of Default will on the Effective Date apply proportionately to each such Advance outstanding on the basis of the number of days remaining in the term to maturity of each such Advance. The Borrower will pay to the Agent for the benefit of the applicable Lenders any resulting increase in stamping fees with respect to outstanding Bankers' Acceptances and Issuance Fees on outstanding Letters of Credit on or prior to the third (3rd) Banking Day following the Effective Date. In the event that the Event of Default no longer subsists and the Borrower has paid in advance the increased rate for the term to maturity of a particular Advance, the Lenders will provide a credit to the Borrower for the amount of the increase for the remaining term to maturity of such Advance.

(l)

Restatement of Ratio. If the Borrower has delivered a Compliance Certificate certifying financial results that are subsequently found to be inaccurate in any way as a result of the Borrower's financial results having to be restated or if the Borrower's financial results were inaccurately reflected in the original financial results on which such Compliance Certificate was based or for any other reason and the result thereof is that the reported Consolidated Senior Net Debt to EBITDA Ratio was lower than it otherwise would have been in the absence of such inaccuracy or prior to such restatement, then the Borrower will, immediately upon the correction of such inaccuracy or upon such restatement, pay to the Agent for the benefit of the applicable Lenders an amount equal to the interest, stamping fees, Issuance Fees and standby fees that the Lenders should have received, but did not receive, over the applicable period had the originally reported Consolidated Senior Net Debt to EBITDA Ratio, and the underlying components thereof, been reported correctly in the first instance.

ARTICLE 5

UNSECURED CREDIT FACILITY

5.1Unsecured Credit Facility

The Credit Facility and Guarantee Agreements will be unsecured and all present and future Indebtedness of the Borrower to the Agent and the Lenders under the Credit Facility and under its Guarantee Agreement and of the other Loan Parties under the applicable Guarantee Agreements will constitute at all times senior, unsecured Indebtedness of the Borrower and the other Loan Parties, as applicable, ranking pari passu with all other senior, unsecured Indebtedness of the Borrower and the other Loan Parties, as applicable and which, for certainty, will include unsecured and unsubordinated indebtedness of the Borrower and the other Loan Parties, as applicable, under Hedging Agreements and under Cash Management Agreements.

ARTICLE 6

FUNDING AND OTHER MECHANICS APPLICABLE TO THE CREDIT FACILITY

6.1Funding of Advances

Subject to Section 6.2 and Article 9 and Article 10, all Advances (other than Letters of Credit) will be made available by deposit of the applicable funds (which in the case of Bankers' Acceptances will be the Net Proceeds) into the appropriate Borrower's Account for value on the Banking Day on which the Advance is to take place.

6.2Notice Provisions

Subject to Section 3.9, Drawdowns will be made available to the Borrower and the Borrower will be entitled to Rollover or Convert Advances under the Credit Facility where permitted hereunder, provided a Notice of Borrowing or a Notice of Rollover or Notice of Conversion, as applicable, is received from the Borrower by the Agent, as follows:

(a)

with respect to Advances, other than by way of SOFR Loans or Letters of Credit, at least one (1) Banking Day prior to such Advance provided notice is received by the Agent no later than 10:00 a.m. Calgary, Alberta time on the Banking Day immediately preceding the requested Drawdown Date or the date of Rollover or Conversion, as applicable;

(b)

with respect to a Drawdown, Rollover or Conversion of or into a SOFR Loan, at least three (3) Banking Days prior to such Advance, provided notice is received by the Agent no later than 10:00 a.m. Calgary, Alberta time on the third Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable; and

(c)	with respect to Letters of Credit, at least three (3) Banking Days prior to such Advance (or such shorter or longer period as may be determined by the LC Issuer, acting reasonably).

Any of the notices referred to in the foregoing paragraphs may, subject to Section 22.1(a), be given by the Borrower, at its sole risk, to the Agent by telephone and in such case will be followed by the Borrower delivering to the Agent on the same day the notice required hereunder confirming such instructions.

6.3Irrevocability

A Notice of Borrowing, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders under the Credit Facility to take the action contemplated herein and therein on the date specified therein, provided that any such notice will not be binding on any Lender who makes a determination under Section 12.2.

6.4Rollover or Conversion of Advances

(a)

Subject to Sections 3.9(d) and 6.2, Article 9 and Article 10, the Borrower will be entitled to Rollover one type of Advance (other than Letters of Credit) into the same type of Advance or Convert one type of Advance into another type of Advance on the terms herein provided.

(b)

If the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 6.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the Advances then maturing, the Borrower will be deemed to have irrevocably elected to Convert such maturing Advances, or that part of such maturing Advances which the Borrower has failed to provide for in such notice, as the case may be, into a Canadian Prime Rate Loan with respect to a Canadian Dollar Advance or a U.S. Base Rate Loan with respect to a U.S. Dollar Advance, except for Letters of Credit which will expire in accordance with the terms thereof.

(c)

No Conversion of a Bankers' Acceptance will be made prior to the Interest Period Maturity Date thereof and no Rollover of a Bankers Acceptance or a SOFR Loan may be made if a Default or Event of Default exists on the Interest Period Maturity Date thereof.

(d)	Subject to Section 9.2, the Borrower may elect to Convert a SOFR Loan prior to the Interest Period Maturity Date thereof into another type of Advance.
(e)	For certainty, except as provided in Section 11.1(d) and Section 18.4(d), the Borrower may not effect a Conversion of any Letter of Credit.

6.5Agent's Obligations

Upon receipt of a Notice of Borrowing, Notice of Rollover or Notice of Conversion with respect to a proposed Advance (other than by way of Bankers' Acceptances), the Agent will forthwith notify the Lenders of the proposed date on which such Advance is to take place, of each Lender's Rateable Portion of such Advance and if applicable, of the account of the Agent to which each Lender's Rateable Portion thereof is to be credited.

6.6Lenders' Obligations

Each Lender will, prior to 10:00 a.m. Calgary, Alberta time on the proposed date on which an Advance is to take place (other than by way of Bankers' Acceptances), credit the account of the Agent specified in the Agent's notice given pursuant to Section 6.5 with such Lender's Rateable Portion of such Advance, and by 11:00 a.m. Calgary, Alberta time on the same date, the Agent will make available to the Borrower the amount so credited.

6.7Currency Fluctuation

If as a result of currency fluctuations the Equivalent Amount in U.S. Dollars of the Aggregate Principal Amount exceeds the Commitment Amount (the "Excess"), the Borrower will pay the Excess to the Agent as a principal repayment for the benefit of the Lenders. If the amount of the Excess is equal to or greater than 3% of the Commitment Amount, then the repayment of the Excess to the Agent on behalf of the Lenders will be made by the Borrower within five (5) Banking Days after demand therefore by the Agent. If the amount of the Excess is less than 3% of the Commitment Amount, then the repayment of the Excess will be made on the earliest of the next Drawdown Date, date of Rollover or date of Conversion. The Agent will request repayment of any Excess forthwith upon request therefore by any Lender, provided that the Agent will not otherwise be required to monitor the Excess or to request repayment thereof.

6.8Excess Relating to SOFR Loans, LCs and BAs

If to pay an Excess, it is necessary to repay a SOFR Loan or an Advance by way of Bankers' Acceptances or a Letter of Credit prior to the Interest Period Maturity Date thereof, the Borrower will not be required to repay such Advances until the Interest Period Maturity Date thereof, provided, however, that at the request of the Agent, the Borrower will forthwith pay to the Agent for deposit into a cash collateral account maintained by and in the name of the Agent for the benefit of the Lenders the Excess, to be held by the Agent for set-off against future amounts owing by the Borrower to the Lenders under the Credit Facility in respect of such Excess and, pending such application, will bear interest for the Borrower's account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for such amount and for the period from the date of deposit to the Interest Period Maturity Date of such Advance. The Agent shall have exclusive control over all amounts at any time on deposit in such cash collateral account. The deposit of the Excess by the Borrower with the Agent as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as the Excess is actually paid to the Lenders as a principal repayment.

ARTICLE 7

DRAWDOWN UNDER THE CREDIT FACILITY

7.1Conditions Precedent to all Drawdowns

The Lenders' obligation to provide Advances under the Credit Facility will be subject to the following conditions precedent being met, unless waived in writing by the Lenders:

(a)	the appropriate Notice of Borrowing, Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 6.2, but subject to Section 3.9;
(b)	no Default or Event of Default will have occurred and be continuing and no Default or Event of Default shall occur as a result of the making of the applicable Advance;
(c)

subject to Section 13.2, each of the representations and warranties set out in Article 13 will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance; and

(d)

the notice with respect to a Hostile Acquisition if required to be given pursuant to Section 7.2 will have been provided by the Borrower and the other provisions of Section 7.2, if applicable, will have been complied with.

7.2Hostile Acquisitions

If the Borrower wishes to utilize, whether directly or indirectly, Drawdowns to facilitate, assist or participate in a Hostile Acquisition by one or more of the Enerplus Parties or any Affiliate thereof:

(a)

at least five (5) Banking Days prior to the delivery to the Agent of a Notice of Borrowing made in connection with a Hostile Acquisition, the chairman, chief executive officer, president or a senior financial officer of the Borrower will notify the Agent (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender's sole discretion, whether it will participate in a Drawdown to be utilized for such Hostile Acquisition;

(b)

if a Lender decides not to fund an Advance to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Agent and the Borrower, such Lender will have no obligation to fund such Advance notwithstanding any other provision of this Agreement to the contrary; and

(c)

each Lender will use reasonable commercial efforts to notify the Agent as soon as practicable (and in any event within three (3) Banking Days of receipt of the particulars thereof from the Agent) of its decision whether or not to fund a proposed Hostile Acquisition.

7.3Adjustment of Rateable Portion

If a Lender elects not to participate in a Drawdown for a Hostile Acquisition (a "Non-Participating Lender"), such Drawdown will be reduced by the Non-Participating Lenders' Rateable Portion thereof and the allocation among all Lenders of interest and other fees payable by the Borrower hereunder, including standby fees, will be adjusted so as to reflect the reduction in such Drawdown, and thereafter the Rateable Portion of each Lender, for such purposes only, will reflect the Aggregate Principal Amount then funded by each Lender based on the Aggregate Principal Amount of all Lenders after taking into account the amount of the requested Drawdown not funded by the Non-Participating Lender. Notwithstanding the adjustment of the Rateable Portion pursuant to this Section 7.3, there will be no reduction in the Individual Commitment Amount of each Lender.

7.4Subsequent Drawdowns

If a Lender becomes a Non-Participating Lender, subsequent Drawdowns will be funded first by the Non-Participating Lender rateably based on each Non-Participating Lender's Individual Commitment Amount, until the Principal Amounts owed to the Lenders are again in proportion to their respective Rateable Portions prior to the Hostile Acquisition.

7.5Prepayment

As an alternative to the provisions of Section 7.4, the Borrower will also be entitled, subject to the prepayment provisions herein contained but without obligation to make prepayments to all Lenders, to reduce the Principal Amount owing to the Lenders who are not Non-Participating Lenders so that the Principal Amounts of the Lenders are again in proportion to their respective Rateable Portions prior to the Hostile Acquisition.

ARTICLE 8

CALCULATION OF INTEREST AND FEES

8.1Records

The Agent will maintain records, in written or electronic form, evidencing all Advances and all other Indebtedness owing by the Borrower to the Agent and each Lender under this Agreement. The Agent will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder. In addition, each Lender will maintain records, in written and electronic form, evidencing all Advances and other Indebtedness owing by the Borrower to such Lender under this Agreement. The information entered in such records will constitute prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender under this Agreement. In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 8.1, the records of the Agent will prevail, absent manifest error.

8.2Payment of Interest and Fees

(a)

Interest. Except as expressly stated otherwise herein, all Canadian Prime Rate Loans, U.S. Base Rate Loans and SOFR Loans from time to time outstanding under the Credit Facility will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Sections 4.2 and 22.9, as applicable. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b)

Calculation of Interest. Interest under the Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans will accrue and be calculated daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest under the Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans, stamping fees under the Credit Facility on Bankers' Acceptances and Issuance Fees and Fronting Fees will be calculated on the basis of a 365 day year.

(c)

Interest Act (Canada). For the purposes of the Interest Act (Canada) and all other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest and fees applicable under the Credit Facility to Canadian Prime Rate Loans, U.S. Base Rate Loans, Bankers' Acceptances and Letters of Credit, respectively, are the rates as determined hereunder multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest or such fee is payable and divided by 365.

(d)

SOFR Loans. Interest on SOFR Loans under the Credit Facility will accrue and be calculated daily and be payable at the end of each applicable Interest Period, provided that, where the Interest Period exceeds three (3) months, interest will be calculated and payable every three (3) months during the term of the Interest Period and on the last day of the applicable Interest Period. Interest on SOFR Loans will be calculated on the basis of the actual number of days in each Interest Period divided by 360. For the purposes of the Interest Act (Canada) and other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest applicable to SOFR Loans under the Credit Facility are the rates as determined hereunder multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by 360.

(e)

Prepayments of SOFR Loans. A repayment or prepayment of a SOFR Loan may occur only on the last day of the relevant Interest Period for such SOFR Loan (unless the Borrower pays SOFR breakage costs to the Lenders in accordance with Section 9.2).

8.3Payment of Stamping Fee

The Borrower will pay to the Agent for the account of the Lenders the applicable stamping fee under Section 4.2(d) with respect to Bankers' Acceptances on the date of acceptance thereof by the applicable Lenders. Subject to Section 8.5, payment of the stamping fee may be made by way of set-off as provided in Section 10.3.

8.4Calculation and Payment of Issuance Fees and Fronting Fees

Issuance Fees and Fronting Fees will be calculated on the basis of a year of 365 days and for such period of time as the applicable Letter of Credit remains outstanding. The Issuance Fees and Fronting Fees will accrue and be calculated daily on the face amount of the applicable Letter of Credit and be payable quarterly in arrears on the first Banking Day of each calendar quarter for the immediately preceding calendar quarter, or, after notice to the Borrower, on such other Banking Day following any such preceding fiscal quarter as is customary for the Agent or the Fronting Lender having regard to its then existing practice. Notwithstanding the foregoing, the minimum Issuance Fee shall be not less than the minimum flat rate issuance fee set by the LC Issuer from time to time in accordance with its customary practice for letters of credit issued on behalf of comparable borrowers and, if the minimum issuance fee applies, the Issuance Fee shall be payable in advance at the time of issuance of the applicable Letter of Credit.

8.5Standby Fees

The standby fees payable in accordance with Section 4.2(g) will be calculated daily and will be payable in U.S. Dollars quarterly in arrears on the first Banking Day of each calendar quarter for the previous quarter and otherwise in the same manner as interest on U.S. Base Rate Loans.

8.6Debit Authorization

The Borrower authorizes and directs the Agent and the Swing Line Lender, in its discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained by it for any amounts (including principal, interest or fees) that are due and payable under this Agreement.

8.7Conversion to Another Currency

A Conversion of an Advance from one currency to another currency may be made only by the repayment of an existing Advance in the same currency as the existing Advance and the request of a new Advance in another currency.

8.8Maximum Rate of Return

Notwithstanding any provision herein to the contrary, in no event will the aggregate "interest" (as defined in Section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the "credit advanced" (as defined in that section) permitted under that Section and, if any payment, collection or demand pursuant to this Agreement in respect of "interest" (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower. For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facility on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

8.9Waiver of Judgment Interest Act (Alberta)

To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

8.10Deemed Reinvestment Not Applicable

For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

8.11Interest Act (Canada)

The Borrower:

(a)

acknowledges and confirms that: (A) this Agreement, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document; and (B) the Borrower and each other Loan Party are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 4.2 and Article 8 and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder; and

(b)

irrevocably agrees not to, and agrees to cause each other Loan Party not to, plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Documents, that the interest payable under the Documents and the calculation thereof has not been adequately disclosed to the Borrower or any other Loan Party, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

8.12Conforming Changes

In connection with the use or administration of Term SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.  The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

ARTICLE 9

GENERAL PROVISIONS RELATING TO SOFR LOANS

9.1General

(a)

If the Borrower requests a Drawdown by way of a SOFR Loan, to Rollover a SOFR Loan or to Convert an Advance into a SOFR Loan, the Borrower will specify in its Notice of Borrowing, Notice of Rollover or Notice of Conversion, as applicable, the Interest Period (which will begin and end on a Banking Day) applicable to such SOFR Loan. Subject to Section 6.4(b), if the Borrower fails, as required hereunder, to select an Interest Period for any proposed SOFR Loan, then the SOFR Loan will be deemed to have converted into a U.S. Base Rate Loan.

(b)

Any amounts owing by the Borrower in respect of any SOFR Loan which is not paid at its Interest Period Maturity Date in accordance with this Agreement will, as and from its Interest Period Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

9.2Early Termination of Interest Periods

If the Borrower requests, as herein permitted, that a Lender arrange for early termination of any SOFR Loan, the Borrower will pay to the affected Lenders all expenses and out-of-pocket costs incurred by such Lenders as a result of the early termination of the SOFR Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If in the sole discretion of such Lenders, acting reasonably, any such early termination cannot be effected, the SOFR Loan will not be terminated and the Borrower will continue to pay interest to such Lenders, at the rate per annum applicable to such SOFR Loan for the remainder of the applicable Interest Period. A written statement of the Agent as to the amount and nature of such expenses and out-of-pocket costs will be prima facie evidence of the amount thereof.

9.3Temporary Disruption Respecting SOFR Loans

Subject to Section 9.4, if, on or prior to the first day of any Interest Period for any SOFR Loan:

(a)	the Agent determines (which determination shall be conclusive and binding absent manifest error) that Adjusted Term SOFR cannot be determined pursuant to the definition thereof, or
(b)

the Agent is advised by Lenders holding at least 35% of the Commitment Amount of all Lenders hereunder by written notice that for any reason in connection with any request for a SOFR Loan or a Conversion thereto or a Rollover thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such SOFR Loan, then, in each case, the Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Agent to the Borrower, any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to Rollover SOFR Loans or to Convert U.S. Base Rate Loans to SOFR Loans, shall be suspended (to the extent of the affected SOFR Loans or affected Interest Periods) until the Agent (with respect to clause (b), at the instruction of such Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for an Advance of, Conversion to or Rollover of SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance of or Conversion to U.S. Base Rate Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into U.S. Base Rate Loans at the end of the applicable Interest Period. Upon any such Conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 9.2. Subject to Section 9.4, if the Agent determines (which determination shall be conclusive and binding absent manifest error) that "Adjusted Term SOFR" cannot be determined pursuant to the definition thereof on any given day, the interest rate on U.S. Base Rate Loans shall be determined by the Agent without reference to clause (b)(i) of the definition of "U.S. Base Rate Loan" until the Agent revokes such determination.

9.4Effect of a Benchmark Transition Event

(a)

Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of any Benchmark setting at or after 5:00 p.m. (New York

City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(b)

Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.

(c)

Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 9.4(d) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 9.4, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 9.4.

(d)

Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of "Interest Period" (or any analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of "Interest Period" (or any analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)

Benchmark Unavailability Period. Upon the Borrower's receipt of the notice of the commencement of a Benchmark Unavailability Period, (i) the Borrower may revoke any Notice of Borrowing, Notice of Rollover or Notice of Conversion requesting a Drawdown or Rollover of or Conversion to SOFR Loans to be made, Rolled Over or Converted into during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such notice into a Notice of Borrowing or Notice of Conversion requesting a Drawdown of or Conversion into a U.S. Base Rate Loan and (ii) any outstanding affected SOFR Loans will be deemed to have Converted to U.S. Base Rate Loans at the end of the applicable Interest Period. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

ARTICLE 10

BANKERS' ACCEPTANCES

10.1General

Each bankers' acceptance draft tendered by the Borrower under the Credit Facility for acceptance by a Lender will be a form acceptable to the accepting Lender.

10.2Terms of Acceptance by the Lenders

(a)

Power of Attorney. To facilitate the procedures contemplated in this Agreement, the Borrower appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts or depository bills in the form or forms prescribed by such Lender for Bankers' Acceptances denominated in Canadian Dollars (each such executed draft or depository bill which has not yet been accepted by a Lender being referred to as a "Draft"). Each Bankers' Acceptance executed and delivered by a Lender on behalf of the Borrower will be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower. The foregoing appointment will cease to be effective, in respect of any Lender, three (3) Banking Days following receipt by such Lender of a notice from the Borrower revoking such appointment (which notice will be copied to the Agent); provided that any such revocation will not affect Bankers' Acceptances previously executed and delivered by a Lender pursuant to such appointment.

(b)

Payment. The Borrower will provide for payment to the Agent for the benefit of the Lenders of each Bankers' Acceptance issued on its behalf at its maturity, either by payment of the face amount thereof or, subject to Section 8.5, through the utilization of an Advance in accordance with this Agreement, or through a combination thereof. The Borrower waives presentment for payment of Bankers' Acceptances by the Lenders and will not claim from the applicable Lenders any days of grace for the payment at maturity of Bankers' Acceptances. Any amount owing by the Borrower in respect of any Bankers' Acceptance issued which is not paid at maturity in accordance with this Agreement, will, as and from its maturity date, be deemed to be outstanding as a Canadian Prime Rate Loan.

(c)

No Liability. The Lenders will not be liable for any damage, loss or improper use of any bankers' acceptance draft endorsed in blank except for any loss arising by reason of such Lender failing to use the same standard of care in the custody of such bankers' acceptance drafts as such Lender uses in the custody of its own property of a similar nature.

(d)

Bankers' Acceptances Purchased by Lenders. Where the Borrower so elects in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, all Lenders, or those Lenders distinguished as either Schedule I, Schedule II or Schedule III banks (as listed in the Bank Act (Canada)), or any combination thereof, will purchase Bankers' Acceptances accepted by it for an amount equal to the Discount Proceeds having regard to the Discount Rate applicable to such Lender.

(e)

Marketing of BAs. Subject to Section 10.2(d), the Borrower will be responsible for, and will make its own arrangements with respect to, the sale of Bankers' Acceptances in the market place. Notwithstanding the foregoing, a Lender may purchase from the Borrower for its own account any Bankers' Acceptance issued by it at the applicable Discount Rate or as otherwise agreed by the Borrower or the applicable Lender.

(f)

Depository Bills. It is the intention of the Parties that pursuant to the DBNA, all Bankers' Acceptances accepted by the Lenders under this Agreement will be issued in the form of a "depository bill" (as defined in the DBNA), deposited with a "clearing house" (as defined in the DBNA), including The Canadian Depository for Securities Ltd. or its nominee CDS & Co. In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including:

(i)

any instrument held by the Agent for purposes of Bankers' Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the Depository Bills and Notes Act (Canada)";

(ii)	any reference to the authentication of the Bankers' Acceptance will be removed; and
(iii)	any reference to the "bearer" will be removed and such Bankers' Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

10.3General Mechanics

(a)

Notice. The Borrower may in the Notice of Borrowing, Notice of Rollover or Notice of Conversion requesting an Advance by way of Bankers' Acceptances or by subsequent notice to the Agent, provide the Agent with information as to the Discount Proceeds payable by the purchasers of the Bankers' Acceptances and the party to whom delivery of the Bankers' Acceptances is to be made against delivery of such Discount Proceeds to the Agent for the credit of the Borrower subject to Section 10.3(c), but if it does not do so, the Borrower will initiate a telephone call to the Agent by 11:00 a.m. (Toronto, Ontario time) on the Drawdown Date or the date of the Rollover or Conversion, as applicable, and provide such information to the Agent. Any such telephone advice will be at the risk of the Borrower pursuant to Section 22.2 and will be confirmed by a notice of the Borrower to the Agent prior to 3:00 p.m. (Toronto, Ontario time) on the same day.

(b)

Rollovers. In the case of a Rollover of maturing Bankers' Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to the Lender for the face amount of the maturing Bankers' Acceptances, will retain for its own account the Net Proceeds of each new Bankers' Acceptance issued by it in connection with such Rollover and the Borrower will, on the Interest Period Maturity Date of the maturing Bankers' Acceptances, pay to the Agent for the benefit of the Lenders an amount equal to the difference between the face amount of the maturing Bankers' Acceptances and the aggregate Net Proceeds of the new Bankers' Acceptances.

(c)

Conversion from Canadian Dollar Advance. In the case of a Conversion from a Canadian Prime Rate Loan into an Advance by way of Bankers' Acceptances, each Lender, in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the Canadian Prime Rate Loan being Converted, will retain for its own account the Net Proceeds of each new Bankers' Acceptance issued by it in connection with such Conversion and the Borrower will, on the date of issuance of the Bankers' Acceptances pay to the Agent for the benefit of the Lenders an amount equal to the difference between the principal amount of the Canadian Prime Rate Loan being Converted, including any accrued interest thereon, owing to the Lenders and the aggregate Net Proceeds of such Bankers' Acceptances.

(d)

Conversion to Canadian Dollar Advance. In the case of a Conversion of an Advance by way of Bankers' Acceptances into a Canadian Prime Rate Loan, in order to satisfy the liability of the Borrower to each Lender for the face amount of the maturing Bankers' Acceptances, the Agent and each applicable Lender will record the obligation of the Borrower to it as a Canadian Prime Rate Loan unless the Borrower provides for payment to the Agent for the benefit of the Lenders of the face amount of the maturing Bankers' Acceptance in some other manner acceptable to the Lenders.

(e)

Authorization. The Borrower hereby authorizes each Lender under the Credit Facility to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it pursuant to this Section 10.3 in accordance with the instructions provided by the Borrower pursuant to Section 6.3 or Section 6.4, as applicable.

(f)

Rounding. In the case of an issue of Bankers' Acceptances, the Agent may round allocations amongst the Lenders to ensure that each Bankers' Acceptance issued has a face amount which is a whole number multiple of Cdn. $1,000 (and such rounded allocations shall constitute the Lenders' respective Rateable Portions for the purposes of this Agreement).

10.4BA Equivalent Advance

Each Non-BA Lender, in lieu of accepting bankers' acceptance drafts on any Drawdown Date or date of any Conversion or Rollover, will make a BA Equivalent Advance. Any BA Equivalent Advance will be made on the relevant Drawdown Date, or any date of Rollover or Conversion, as applicable, and its Interest Period Maturity Date will be the Interest Period Maturity Date of the corresponding Bankers' Acceptances. The amount of each BA Equivalent Advance will be equal to the Discount Proceeds (with reference to the applicable Discount Rate) which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 10.4, such Lender would otherwise be required to accept. Any BA Equivalent Advance will be made on the relevant Drawdown Date or date of any Conversion or Rollover, and will remain outstanding for the term of the corresponding Bankers' Acceptances. On its Interest Period Maturity Date, such BA Equivalent Advance will be repaid in an amount equal to the face amount of a Draft that would have been accepted by such Non-BA Lender if it was a BA Lender. All provisions of this Agreement with respect to Bankers' Acceptances will apply to BA Equivalent Advances, provided that stamping fees with respect to a BA Equivalent Advances will be calculated on the basis of the amount with respect to such BA Equivalent Advances which the Borrower is required to pay on the applicable Interest Period Maturity Date.

10.5Execution of Bankers' Acceptances

Subject to Section 10.2(a), the signatures of any authorized signatory on Bankers' Acceptances may, at the option of the Borrower, be reproduced in facsimile and such Bankers' Acceptances bearing such facsimile signatures will be binding on the Borrower as if they had been manually signed by such authorized signatory. Notwithstanding that any person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature will nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers' Acceptance so signed will, subject to Section 10.2(c), be binding on and at the risk of the Borrower.

10.6Escrowed Funds

Upon the occurrence of an Event of Default, the Borrower will forthwith pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the applicable Lenders, an amount equal to such Lenders' maximum potential liability under then outstanding Bankers' Acceptances (the "Escrow Funds"). The Escrow Funds will be held by the Agent for set-off against future Indebtedness owing by the Borrower to the applicable Lenders in respect of such Bankers' Acceptances and pending such application will bear interest for the Borrower's account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for similar amounts and for similar periods of time. If such Event of Default is either waived or cured in compliance with the terms of this Agreement, then the remaining Escrow Funds if any, together with any accrued interest to the date of release, will be released to the Borrower. The deposit of the Escrow Funds by the Borrower with the Agent as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as the Escrow Funds are actually paid to the Lenders as a principal repayment.

10.7Temporary Market Disruption

If:

(a)

the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for Bankers' Acceptances accepted by the Lenders; or

(b)

the Agent is advised by Lenders holding at least 35% of the Commitment Amount of all Lenders hereunder by written notice (each, a "Lender BA Suspension Notice") that such Lenders have determined (acting reasonably and in good faith) that the Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers' Acceptances accepted by such Lenders in the market;

then:

(i)

the right of the Borrower to request Bankers' Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii)

any outstanding Notice of Borrowing requesting an Advance by way of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Borrowing requesting an Advance by way of Canadian Prime Rate Loans in the amount specified in the original Notice of Borrowing;

(iii)

any outstanding Notice of Conversion requesting a Conversion of an Advance by way of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Conversion requesting a Conversion of such Advances into an Advance by way of Canadian Prime Rate Loans; and

(iv)

any outstanding Notice of Rollover requesting a Rollover of an Advance by way of Bankers' Acceptances or BA Equivalent Advances, shall be deemed to be a Notice of Conversion requesting a Conversion of such Advances into an Advance by way of Canadian Prime Rate Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request Advances by way of Bankers' Acceptances or BA Equivalent Advances and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Notice of Borrowing, Notice of Conversion or Notice of Rollover, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Notice of Borrowing, Notice of Conversion or Notice of Rollover if received by the Agent prior to 2:00 p.m. (Toronto time) two (2) Banking Days prior to the proposed date of Advance, date of Conversion or date of Rollover (as applicable) applicable to such outstanding Notice of Borrowing, Notice of Conversion or Notice of Rollover, as applicable.

10.8CDOR Discontinuation

(a)

If the Agent (acting reasonably) determines (which determination shall be conclusive absent manifest error), or the Majority Lenders notify the Agent that the Majority Lenders (as applicable) have determined that:

(i)

adequate and reasonable means do not exist for ascertaining CDOR Rate, including because the CDOR Page is not available or published on a current basis for the applicable period, and such circumstances are unlikely to be temporary;

(ii)

the administrator of the CDOR Rate or a governmental authority having jurisdiction has made a public statement identifying a specific date after which CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(iii)

a governmental authority having jurisdiction over the Agent has made a public statement identifying a specific date after which CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a "CDOR Scheduled Unavailability Date"); or

(iv)

syndicated loans currently being executed, or that include language similar to that contained in this Section 10.8, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace CDOR Rate, then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrower may mutually agree upon a successor rate to the CDOR Rate, and the Agent and the Borrower may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein ), giving due consideration to any evolving or then existing convention for similar Canadian Dollar denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a "CDOR Successor Rate"), together with any proposed CDOR Successor Rate conforming changes agreed to by the Agent and the Borrower and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment.

(b)

If no CDOR Successor Rate has been determined and the circumstances under Section 10.8(a)(i) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to accept Bankers' Acceptances and make BA Equivalent Advances, shall be suspended (to the extent of the affected Bankers' Acceptances, BA Equivalent Advances or applicable interest periods). Upon receipt of such notice, the Borrower may revoke any pending request for an Advance of, Conversion to or Rollover of Bankers' Acceptances or BA Equivalent Advances (to the extent of the affected Bankers' Acceptances, BA Equivalent Advances, or applicable interest periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Canadian Prime Rate Loans in the amount specified therein. In addition, CDOR Rate shall not be included or referenced in the definition of Canadian Prime Rate.

(c)

Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than the Floor for the purposes of this Agreement.

ARTICLE 11

LETTERS OF CREDIT

11.1General

(a)

Each Letter of Credit will be made available by the applicable LC Issuer and each Letter of Credit (including all documents and instruments required to be presented thereunder) will be satisfactory in form and substance to such LC Issuer, acting reasonably. No Letter of Credit will be issued (or will be renewable at the option of the beneficiary thereunder other than for any Letter of Credit which has an automatic extension provision in circumstances where the Fronting Lender may provide notice to the beneficiary thereof that such automatic extension right is terminated) for a term in excess of one year, will have an expiration date after the Maturity Date, or will require payment in any currency other than Canadian Dollars or U.S. Dollars. Letters of Credit shall be issued by way of, as selected by the Borrower, either:

(i)

Letters of Credit (a "Fronted Letter of Credit") issued by a Fronting Lender on behalf of the Lenders on a "fronted" basis as contemplated by Section 11.1(i); provided that: (A) the Equivalent Amount in U.S. Dollars of the Aggregate Principal Amount of all Fronted Letters of Credit will at no time exceed U.S. $75,000,000 (the "Fronted LC Commitment"); and (B) the Equivalent Amount in U.S. Dollars of the Aggregate Principal Amount of all Fronted Letters of Credit issued by a given Fronting Lender shall not exceed the Individual Fronted LC Commitment applicable to such Fronting Lender, in each case as determined at the time of issuance of any Fronted Letter of Credit; or

(ii)

a Swing Line Letter of Credit issued by the Swing Line Lender pursuant to Section 3.9; provided that the Aggregate Principal Amount of all Swing Line Letters of Credit will at no time exceed U.S. $30,000,000 or the Equivalent Amount in U.S. Dollars thereof as determined at the time of issuance of any Swing Line Letter of Credit.

(b)

Subject to Section 8.4, as a condition of the issuance or renewal of any Letter of Credit, the Borrower will pay to the Agent the Issuance Fee, and, if applicable, the Fronting Fee, indicated in Section 4.2. The Borrower will also pay to the LC Issuer, for its own account, its customary administrative charges in respect of the issue of such Letter of Credit, the amendment or transfer of such Letter of Credit, and each drawing made under such Letter of Credit.

(c)	An LC Issuer shall only issue a Letter of Credit if the following conditions have been satisfied:
(i)

the LC Issuer shall have received a Notice of Borrowing requesting that a Letter of Credit be issued, such Notice of Borrowing to be accompanied by an originally executed LC Application, satisfactory to the LC Issuer, acting reasonably, specifying:

(A)	the proposed date of issuance (which shall be a Banking Day at least 3 Banking Days following the date of such request);
(B)	the expiry date thereof;
(C)	the name and address of the beneficiary thereof;

(D)

whether the Letter of Credit is a Financial LC or a Non-Financial LC; provided that in the case of any dispute, the LC Issuer shall determine whether a Letter of Credit is a Financial LC or a Non-Financial LC in accordance with its usual and customary practices;

(E)	the face amount and currency thereof; and
(F)	the terms and conditions of the requested Letter of Credit and other relevant details; and
(ii)	the LC Issuer shall have received such other customary administrative documents as it shall have reasonably requested as a condition to the issuance of such Letter of Credit.

In the event of any conflict or inconsistency between the terms of an LC Application and such other documents and this Agreement, the terms of this Agreement shall prevail and any liability of the Borrower in respect of Letters of Credit shall be governed by this Agreement irrespective of the provisions of any LC Application or such other documents.

(d)

If the Borrower does not pay to the LC Issuer sufficient funds in the applicable currency immediately on demand by the LC Issuer as a reimbursement to the LC Issuer for any payment made by it pursuant to such Letter of Credit, the LC Issuer, on behalf of the applicable Lenders, shall without receipt of a Notice of Borrowing and irrespective of whether any other applicable conditions precedent specified herein have been satisfied, make a Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable depending on the currency of the Letter of Credit, to the Borrower in the amount of such required payment and, in the case of Fronted Letters of Credit, shall forthwith make a demand for reimbursement from the other Lenders for the amount so paid pursuant to Section 11.1(k). The Borrower agrees to accept each such Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, and hereby irrevocably authorizes and directs the LC Issuer to apply the proceeds thereof in payment of the liability of the Borrower with respect to such required payment.

(e)

If any Letter of Credit is outstanding on the Maturity Date, at any time that an Event of Default occurs, a demand for repayment is made hereunder, or a domestic or foreign court issues any judgment or order restricting or prohibiting payment by the LC Issuer under such Letter of Credit or extending the liability of the LC Issuer to make payment under such Letter of Credit beyond the expiry date specified therein, the Borrower will forthwith upon demand by the LC Issuer deposit into a cash collateral account maintained by and in the name of the LC Issuer funds in the applicable currency in the amount of the Advance constituted by such Letter of Credit and such funds (together with interest thereon) will be held by the LC Issuer for payment of the liability of the Borrower pursuant to this Article 11 or otherwise in respect of such Letter of Credit so long as the LC Issuer has or may in any circumstance have any liability under such Letter of Credit, and, pending such payment, shall bear interest at the LC Issuer's then prevailing rate in respect of deposits of similar amounts and of similar periods of time. Any balance of such funds and interest remaining at such time as the LC Issuer does not have and may never have any liability under such Letter of Credit will nevertheless continue to be held by the LC Issuer, if and so long as any Default or Event of Default is continuing or after a demand for repayment is made or both, as security for the remaining liabilities of the Borrower hereunder. The deposit of such funds by the Borrower with an LC Issuer as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as such funds are actually paid to the relevant LC Issuer as a principal repayment.

(f)	The Borrower agrees that neither the LC Issuers, the Agent, the Lenders nor their respective officers, directors, employees or agents will assume liability for, or be responsible for, and the Borrower hereby indemnifies and holds harmless any such Person from any losses or Claims resulting from, the following: the use which may be made of any Letter of Credit; any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary; the form, validity, sufficiency, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit which on its face complies with requirements of the Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged; the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit; any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other Person other than the LC Issuer; any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher; any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; any failure by the LC Issuer to make payment under any Letter of Credit as a result of any Law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or government instrumentality; or as a result of any other cause beyond the control of the LC Issuer or its officers, directors or correspondents; or any action to compel payment by a LC Issuer under a Letter of Credit (but only to the extent that the LC Issuer was in fact not required to make such payment) or to restrain a LC Issuer from making payment under a Letter of Credit; provided that nothing in this Agreement shall exonerate an LC Issuer for its own gross negligence or wilful misconduct.

(g)

The obligations of the Borrower under this Article 11 with respect to any Letter of Credit will be absolute, unconditional and irrevocable, and will be performed strictly in accordance with the terms hereof under all circumstances including: any matter referred to in Section 11.1(e); any invalidity of any obligation secured by any Letter of Credit; any incapacity, disability or lack or limitation of status or of power of the Borrower or the beneficiary of any Letter of Credit; any lack of validity or enforceability of any Letter of Credit; the existence of any claim, set-off, defence or other right which the Borrower may have at any time against any Lender or the LC Issuer, the beneficiary of any Letter of Credit or any other Person (provided that the provisions hereof shall not be considered to be a waiver of such claim, set-off, defence or other right); or any breach of contract or other dispute between the Borrower and the Agent, any Lender or the LC Issuer, the beneficiary of any Letter of Credit or any other Person.

(h)

The LC Issuer may accept as complying with the terms of any Letter of Credit any document or instrument required by such Letter of Credit to be completed, signed, presented or delivered by or on behalf of any beneficiary thereunder which has been completed, signed, presented or delivered by a receiver, trustee in bankruptcy, assignee for the benefit of creditors, secured party or other like Person believed in good faith by the LC Issuer to be lawfully entitled to the property of such beneficiary, and the LC Issuer may make payments under such Letter of Credit to such Person. The provisions of this Article 11 are for the sole benefit of the LC Issuer and the other Parties and may not be relied on by any other Person.

(i)

Subject to the other terms and conditions of this Agreement, the Borrower may request that a Fronting Lender issue Fronted Letters of Credit; provided that at no time will a Fronting Lender be required to issue a Fronted Letter of Credit if: (A) the Equivalent Amount in U.S. Dollars of the undrawn amount all Fronted Letters of Credit issued hereunder (including the one requested to be issued) would exceed the Fronted LC Commitment; or (B) the Equivalent Amount in U.S. Dollars of the undrawn amount all Fronted Letters of Credit issued by such Fronting Lender (including the one requested to be issued) would exceed such Fronting Lender's Individual Fronted LC Commitment.

(j)

Each Fronting Lender will exercise and give the same care and attention to each Fronted Letter of Credit issued by it hereunder as it gives to its other letters of credit and similar obligations, and each Fronting Lender's sole liability to each Lender shall be to promptly return to the Agent for the account of the Lenders, each Lender's Rateable Portion of any payments made to such Fronting Lender by the Borrower hereunder where the Borrower has made a payment to such Fronting Lender hereunder. Each Lender agrees that, in paying any drawing under a Fronted Letter of Credit, a Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any Person delivering any such document. No Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Lender for:

(i)	any action taken or omitted to be taken in connection herewith at the request or with the approval of the Majority Lenders;
(ii)	any action taken or omitted to be taken in connection with any Fronted Letter of Credit in the absence of gross negligence or wilful misconduct; or
(iii)	the execution, effectiveness, genuineness, validity, or enforceability of any Fronted Letter of Credit, or any other document contemplated thereby.

(k)(i)Effective on the date of issuance of each Fronted Letter of Credit issued by it, each Fronting Lender irrevocably agrees to grant and hereby grants to each Lender, and each such Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the applicable Fronting Lender, on the terms and conditions hereinafter stated and for such Lender's own account and risk, an undivided interest equal to such Lender's Rateable Portion in such Fronting Lender's obligations and rights under each Fronted Letter of Credit issued by such Fronting Lender and the amount of each draft paid by such Fronting Lender thereunder. Each such Lender unconditionally and irrevocably agrees with each Fronting Lender that, if an amount is paid under any Fronted Letter of Credit for which a Fronting Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such Lender will pay upon demand to the Agent, for the account of the applicable Fronting Lender, an amount equal to such Lender's Rateable Portion of such amount, or any part thereof, which is not so reimbursed. On the date that any assignee becomes a Lender under this Agreement in accordance with Section 20.2, participating interests in any outstanding Fronted Letter of Credit, held by the assignor Lender from which such assignee acquired its interest hereunder will be proportionately reallocated between such assignee and such assignor Lender. Each Lender hereby agrees that its obligation to participate in each Fronted Letter of Credit, and to pay or to reimburse the applicable Fronting Lender for its participating share of the amounts drawn or amounts otherwise paid thereunder, is absolute, irrevocable and unconditional and will not be affected by any circumstances whatsoever (including the occurrence or continuance of any Default or Event of Default), and that each such payment will be made without offset, abatement, withholding or other reduction whatsoever.

(ii)

If any amount required to be paid by any Lender to a Fronting Lender pursuant to clause (i) above in respect of any unreimbursed portion of any amount paid by a Fronting Lender under any Fronted Letter of Credit is paid to the applicable Fronting Lender within three Banking Days after the date such amount is due, such Lender will pay upon demand to the Agent, for the account of such Fronting Lender, an amount equal to the product of (A) such amount multiplied by (B) the rate of interest applicable to such amount incurred by such Fronting Lender during the period from and including the date such amount payable under any Fronted Letter of Credit should have been paid to but excluding the date it is paid by the Lender to the applicable Fronting Lender, multiplied by (C) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 365. If any such amount required to be paid by any Lender pursuant to clause (i) above is not in fact made available to the Agent, for the account of the applicable Fronting Lender, by such Lender within three Banking Days after the date such payment is due, the applicable Fronting Lender will be entitled to recover from such Lender, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to Canadian Prime Rate Loans or U.S. Base Rate Loans hereunder, as the case may be, depending on the currency of such Fronted Letter of Credit. A certificate of a Fronting Lender submitted to any Lender with respect to any amounts owing under clause (i) above will be conclusive in the absence of manifest error.

(iii)

Whenever, at any time after a Fronting Lender has paid an amount under any Fronted Letter of Credit and has received from any Lender that Lender's Rateable Portion of such payment in accordance with clause (i) above, such Fronting Lender receives any reimbursement on account of such unreimbursed portion, or any payment of interest on account thereof, such Fronting Lender will pay to the Agent, for the account of such Lender that Lender's Rateable Portion thereof; provided, however, that in the event that any such a payment received by a Fronting Lender is required to be returned by such Fronting Lender, such Lender will return to the Agent for the account of such Fronting Lender the portion thereof previously distributed to it.

The foregoing provisions shall apply irrespective of whether any condition precedent to an Advance has been specified, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or any enforcement action (including any termination of the Commitment Amount) has occurred or commenced under the Documents or otherwise or whether the Maturity Date has occurred. The Borrower and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrower consents to the foregoing arrangements among such Lenders.

(l)

No LC Issuer shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex or similar writing) appearing on its face to be in compliance with the terms and conditions of the Letter of Credit.

(m)

Each Letter of Credit, except as specifically provided therein, and subject to any provision hereof to the contrary, will be subject to the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce current at the time of issuance or renewal of such Letter of Credit.

(n)

For the purpose of calculating the Aggregate Principal Amount and for any other relevant provision of this Agreement, the amount of any Advance constituted by any Letter of Credit at any time will be the maximum amount which the LC Issuer may in all circumstances be required to pay pursuant to the terms thereof at such time.

11.2Records

The Agent and, in the case of a Fronted Letter of Credit, the applicable Fronting Lender shall maintain records showing the undrawn and unexpired amount of each Letter of Credit outstanding hereunder and each Lender's share of such amount and showing for each Letter of Credit issued hereunder:

(a)	the dates issuance and expiration thereof;
(b)	the amount thereof; and
(c)	the date and amount of all payments made thereunder.

The Agent and, in the case of Fronted Letters of Credit, the applicable Fronting Lender, shall make copies of such records available to the Borrower or any Lender upon its request.

11.3Certain Notices to the Agent with Respect to Letters of Credit

(a)	Each Notice of Borrowing in respect of a Letter of Credit shall be delivered in accordance with Section 6.2(c) and, in the case of a Fronted Letter of Credit, shall specify the Fronting Lender.
(b)	If the Agent receives a Notice of Borrowing requesting the issuance of a Fronted Letter of Credit, the Agent shall forthwith forward such Notice of Borrowing to the applicable Fronting Lender.
(c)

Each Fronting Lender (if other than the Agent) shall forthwith advise the Agent of any payment under, or cancellation of (whether full or partial), any Fronted Letter of Credit issued by such Fronting Lender pursuant hereto.

ARTICLE 12

INCREASED COSTS

12.1Changes in Law

(a)	If, after the date hereof, due to either:
(i)

the introduction of, or any change in, or in the interpretation of any Law, whether having the force of law or not, resulting in the imposition or increase of reserves, deposits or similar requirements by any central bank or other Administrative Body charged with the administration thereof; or

(ii)	the compliance with any guideline or request from any central bank or other Administrative Body which a Lender, acting reasonably, determines that it is required to comply with,

there will be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining the Credit Facility, or there will be any reduction in the effective return to such Lender thereunder, then, subject to Section 12.1(b), the Borrower will, within five (5) Banking Days after being notified by such Lender of such event, pay to such Lender quarterly in arrears, that amount (the "Additional Compensation") which such Lender, acting reasonably, determines will compensate it, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender.

(b)

If Additional Compensation is payable pursuant to Section 12.1(a), the Borrower will have the option to prepay any amount of the Credit Facility owed to the Lender entitled to receive the Additional Compensation, subject always to Sections 9.2 and 10.6, without obligation to make a corresponding prepayment to any other Lender. If the Additional Compensation relates to outstanding Bankers' Acceptances under the Credit Facility, such Lender may require the Borrower to deposit in an interest bearing cash collateral account with such Lender such amount as may be necessary to fully satisfy the contingent obligations of such

Lender for all outstanding Bankers' Acceptances in accordance with the arrangements set out in Section 10.6.

(c)

Notwithstanding anything contained in this Section 12.1, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and all requests, rules, regulations, guidelines and directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority or any United States, Canadian or foreign regulatory authority) (collectively, the "New Rules") shall, in each case, be deemed a "change in Law" under Section 12.1(a)(i) regardless of the date enacted, adopted or issued but only to the extent (i) applicable to a Lender claiming Additional Compensation, (ii) materially different from that in effect on the date hereof, and (iii) such New Rules have general application to substantially all banks and their affiliates within the jurisdiction in which the Lender operates.

12.2Changes in Circumstances

Notwithstanding anything to the contrary herein or in any of the other Documents, if on any date a Lender determines in good faith, which determination will be conclusive and binding on the Parties, and provided notice is given to the other Lenders and to the Borrower that its ability to maintain, or continue to offer any Advance has become unlawful or prohibited due to:

(a)	any change in applicable Laws, or in the interpretation or administration thereof by authorities having jurisdiction in the matter; or
(b)	the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then in any such case, the Borrower will forthwith repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Advance, including any expenses resulting from the early termination of any Interest Period relating thereto in accordance with Section 9.2, without any obligation to make a corresponding prepayment to any other Lender. The Borrower may utilize other forms of Advances not so affected in order to make any required repayment and after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other Advance upon complying with applicable requirements thereof.

12.3Application of Sections 12.1 and 12.2

If a Lender exercises its discretion under either Section 12.1 or 12.2, then concurrently with a notice from such Lender to the Lenders and the Borrower requiring compliance with the applicable Section, such Lender will provide the Borrower (with a copy to the Lenders) with a certificate in reasonable detail outlining the particulars giving rise to such notice, confirming that its actions are consistent with actions concurrently taken by such Lender with respect to similar type provisions affecting other borrowers of such Lender in comparable circumstances and certifying (with reasonable supporting detail) the increased costs, if any, payable by the Borrower thereunder, which will be prima facie proof thereof and binding on the Parties.

12.4Limitations on Additional Compensation

Sections 12.1 and 12.2 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the Restatement Date. A Lender will not be entitled to Additional Compensation to the extent such increase in costs or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder (other than pursuant to Section 12.1) or relates to any period which is more than three months prior to such Lender becoming aware such Additional Compensation was owing or if such Lender is not generally collecting amounts which are the equivalent to Additional Compensation from other borrowers in similar circumstances to the Borrower where it is contractually entitled to do so.

ARTICLE 13

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

13.1Representations and Warranties

The Borrower hereby represents and warrants to the Lenders that:

(a)

Incorporation, Organization and Power. Each of the Enerplus Parties, other than the Partnership Parties, has been duly incorporated or amalgamated, as applicable, and is validly existing under the Laws of its jurisdiction of incorporation or amalgamation and is duly registered to carry on business in each jurisdiction, as applicable, in which the nature of any material business carried on by it or the character of any property owned or leased by it makes such registration necessary, and it has full corporate power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. Each of the Partnership Parties has been duly organized as a general partnership or a limited partnership, as applicable, and is validly existing under the Laws of its jurisdiction of formation and is duly registered to carry on business in each jurisdiction in which the nature of any material business carried on by it or the character of any property owned or leased by it make such registration necessary, and it has full power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted.

(b)

Authorization and Status of Agreements. Each Document has been duly authorized, executed and delivered by the Loan Party that is a party thereto and the execution and delivery thereof and the performance of its obligations thereunder does not conflict with or contravene or constitute a default or create an encumbrance, other than a Permitted Encumbrance, under:

(i)	the constating documents or by-laws of, or any resolution of the directors, the trustee or partners, as the case may be, of any Loan Party;
(ii)	any material agreement or document to which any Loan Party is a party or by which any Loan Party's property is bound; or
(iii)	any applicable Law.
(c)

Enforceability. Each of the Documents to which a Loan Party is a party constitutes legal, valid and binding obligations of such party and is enforceable against it in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors' rights generally and by general principles of equity.

(d)

Litigation. Other than as previously disclosed in writing to the Agent, there are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the Borrower's knowledge threatened, to which any of the Enerplus Parties is, or to the Borrower's knowledge is pending or threatened to be made, a party, the result of which would reasonably be expected, if successful against such party, to have a Material Adverse Effect.

(e)	Environmental Laws. Each of the Enerplus Parties has (i) obtained all permits, licenses and other authorizations which are required under Environmental Laws; and (ii) is in full compliance with Environmental Laws and with the terms and conditions of all such permits, licenses and authorizations, all except to the extent that failure to so obtain or so comply would not reasonably be expected to have a Material Adverse Effect.

(f)	Environmental Condition of Property. The property or any part thereof owned, operated or controlled by any of the Enerplus Parties:

(i)(A)other than as previously disclosed in writing to the Agent, is not, to the knowledge of the Borrower, the subject of any outstanding claim, charge or order from an Administrative Body alleging violation of Environmental Laws which would reasonably be expected to have a Material Adverse Effect; or

(B)

if subject to any such claim, charge or order, the Borrower is taking or causing to be taken, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing the Enerplus Parties, as applicable, to contest the validity thereof; and

(ii)

complies, with respect to each of its use and operation, in all respects with Environmental Laws and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained by each of them under applicable Environmental Laws, except to the extent that failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(g)

Title to Properties. Subject to Permitted Encumbrances, each of the Enerplus Parties has good and valid title to its properties, except to the extent that failure to have such title would not have or would not reasonably be expected to have a Material Adverse Effect.

(h)

Encumbrances. No Enerplus Party has created, incurred, assumed, suffered to exist, or entered into, any contract, instrument or undertaking pursuant to which, any Person may have or been entitled to any Security Interest on or in respect of its property or assets or any part thereof except for Permitted Encumbrances.

(i)

Operation of Properties. To the best of the Borrower's knowledge, information and belief, after due enquiry, all of the oil, gas and other wells of the Enerplus Parties have been drilled, completed, shut-in and abandoned (and they have abandoned such wells if they were required by applicable Law to have been abandoned), and all property owned or operated by the Enerplus Parties has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Laws, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(j)

No Adverse Change. The audited consolidated financial statements of the Borrower for its most recent fiscal year end provided to the Lenders were prepared in accordance with GAAP and such financial statements present fairly in all material respects the Borrower's consolidated financial position as at the date thereof and since that date there has been no occurrence of any event or circumstance which would reasonably be expected to have a Material Adverse Effect, other than as previously disclosed in writing to the Agent.

(k)

Information. All factual information heretofore or contemporaneously furnished by or on behalf of the Enerplus Parties to the Agent in connection with the Credit Facility or the Enerplus Parties was, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation and, in all other cases, true and accurate in all material respects at the time given and the Borrower is not aware of any omission of any material fact which renders such factual information incomplete or misleading in any material way at the time given.

(l)	No Breach of Orders, Licences or Statutes. None of the Enerplus Parties is in breach of:
(i)	any order, approval or mandatory requirement or directive of any Administrative Body;
(ii)	any governmental licence or permit; or
(iii)	any applicable Law,

the breach of which would reasonably be expected to have a Material Adverse Effect.

(m)	No Default. No Default or Event of Default has occurred and is continuing.
(n)

Approvals. All regulatory authorizations, consents, approvals, permits and licenses necessary for each of the Enerplus Parties to carry on their respective business, as currently carried on, and all authorizations, consents and approvals necessary for each of them to enter into the Documents and perform their respective obligations thereunder have, in each case, been obtained and are in good standing, except to the extent that failure to so obtain would not reasonably be expected to have a Material Adverse Effect.

(o)

Subsidiaries. As of the Restatement Date, (i) the only Subsidiaries of the Borrower are set forth in Schedule E and all of the issued shares or partnership interests of such Subsidiaries have been validly issued, are outstanding as fully paid and non assessable securities and are, directly or indirectly, owned by the Borrower as set forth in Schedule E, and (ii) the legal name, the jurisdiction of formation and its designation as a Restricted Subsidiary (including whether it is a Material Restricted Subsidiary) or a Non-Restricted Subsidiary of each of the Borrower's Subsidiaries is as set out in Schedule E.

(p)

Pension Plans. Each Enerplus Party has in all respects complied with the contractual provisions and applicable Laws relating to each Pension Plan to which it is a party or by which it is otherwise bound, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect. All amounts due and owing under any such Pension Plan have been paid in full, and to the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan that would reasonably be expected to have a Material Adverse Effect.

(q)

Insurance. Each Enerplus Party has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Enerplus Parties in accordance with Section 14.1(n).

(r)	Taxes. Except for circumstances which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect:
(i)	all tax returns required to be filed by the Enerplus Parties in any jurisdiction have been filed;
(ii)

all Taxes upon the Enerplus Parties or any of their property, which are due and payable, have been paid on a timely basis or within appropriate extension periods or are being contested in good faith by appropriate proceedings (and in respect of which adequate provision has been made on its books);

(iii)

the Enerplus Parties have collected, deducted, withheld and remitted to the proper taxing authorities when due all Taxes, worker's compensation assessments, employment insurance assessments and other similar amounts required to be collected, deducted, withheld and remitted; and

(iv)

as at the Restatement Date, the Borrower does not know of any proposed additional tax assessments against them for which adequate provision has not been made on their books which have a reasonable likelihood of being adversely determined.

(s)

Pari Passu Ranking. The Indebtedness of the Loan Parties under this Agreement and each other Document and under any Hedging Agreements entered into with a Hedge Provider or any Cash Management Agreements ranks at least pari passu in right of payment with all of their other senior unsecured and unsubordinated indebtedness which, for certainty, will include unsecured and unsubordinated indebtedness of the Borrower and the other Loan Parties, as applicable, under Hedging Agreements with counterparties which are not Hedge Providers.

(t)	Anti-Corruption Laws and Sanctions.
(i)

The Borrower and its Subsidiaries have implemented and maintain in effect policies or codes of conduct intended to ensure compliance in all material respects by their respective directors, officers and employees with, in each case, Anti-Corruption Laws and Sanctions applicable to such Persons.

(ii)	None of the Borrower or any of its Subsidiaries, or, to the knowledge of the Borrower, any of their respective directors, officers and employees is a Sanctioned Person.
(iii)

No part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used intentionally by the Borrower or any of its Subsidiaries (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person known by the Borrower to be in violation in any material respect of any Anti-Corruption Laws, (B) for the purpose of funding (including payments made to) or financing any activities, investments, business or transaction of or with any Person known to the Borrower or its Subsidiaries to be a Sanctioned Person, or in any country known to the Borrower or its Subsidiaries to be a Sanctioned Country where such Sanctions relate to the business activities of the Borrower and its Subsidiaries; or (C) in any manner that would result in the violation in any material respect of any Sanctions applicable to the Borrower and its Subsidiaries.

(u)	Interest Act (Canada).
(i)

This Agreement, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document; and

(ii)

The Borrower and each other Loan Party are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder.

13.2Acknowledgement

The Borrower acknowledges that the Lenders are relying upon the representations and warranties in this Article 13 in making the Credit Facility available to the Borrower and that each such representation and warranty (other than that made in Sections 13.1(o) and 13.1(r)(iv)) will be deemed to be restated in every respect effective on the date each and every Advance is made under the Credit Facility except for Advances which are Rollovers or Conversions in which case only Section 13.1(m) will be deemed to be restated.

13.3Survival and Inclusion

The representations and warranties in this Article 13 shall survive until all Indebtedness of the Borrower hereunder has been repaid and this Agreement has been terminated. All statements, representations and warranties contained in any Compliance Certificate and the other Documents shall constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 14

COVENANTS OF THE BORROWER

14.1Affirmative Covenants

While any Indebtedness under the Credit Facility is outstanding or the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)	Punctual Payment. The Borrower will pay or cause to be paid all Indebtedness and other amounts payable under the Documents punctually when due.
(b)

Legal Existence. Except as permitted by Section 17.1 and as otherwise permitted hereunder, the Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect the Borrower's and each other Enerplus Parties' legal existence in good standing under the Laws of its governing jurisdiction.

(c)

Notice of Default. The Borrower will promptly, and in any event within five (5) Banking Days, upon becoming aware thereof notify the Agent of the occurrence of any Default or Event of Default and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(d)

Notice of Legal Proceedings. The Borrower will promptly, and in any event within five (5)  Banking Days, upon becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against any Enerplus Party in respect of which there is a reasonable likelihood of an adverse determination and which, if adversely determined against the applicable Enerplus Party, would reasonably be expected to have a Material Adverse Effect.

(e)

Notice of Environmental Damage. The Borrower will promptly, and in any event within five (5)  Banking Days, upon becoming aware thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by any of the Enerplus Parties which would reasonably be expected to have a Material Adverse Effect.

(f)	Compliance with Law. The Borrower will, and will cause each other Enerplus Party to, comply with all applicable Laws, including Environmental Laws, except to the extent that the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(g)

Quarterly Compliance Certificate. Within forty five (45) days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within ninety (90) days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a Compliance Certificate.

(h)

Financial Statements. Within forty five (45) days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within ninety (90) days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a copy of the Borrower's quarterly unaudited consolidated financial statements and with respect to its fiscal year end, its annual audited consolidated financial statements; provided that the requirement to deliver the foregoing financial statements may be satisfied by posting such financial statements or other information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and forthwith advising the Agent that such financial statements and other information have been so posted and the details of any website on which the same have been posted.

(i)

Sustainability Certificate. Within forty-five (45) days after the end of the fiscal quarter ending on June 30 of each fiscal year of the Borrower, a Sustainability Certificate setting forth the calculations for each of the SPT Metrics, and confirming the verification of each such SPT Metric by the applicable SPT Metric Auditor on a limited assurance basis, and each corresponding Adjustment in Applicable Margin, as applicable, and the Applicable Sustainability Adjustment.

(j)	Performance. The Borrower will, and will cause each other Enerplus Party to, observe the terms of and perform its obligations under each of the Documents to which it is a party.
(k)

Inspection of Property; Books and Records; Discussions. The Borrower will, and will cause each other Enerplus Party to, maintain books and records of account in accordance with GAAP and all applicable Laws; and permit representatives of the Agent no more than once a year while no Default or Event of Default exists (at the Lenders' risk and expense) and at any time while a Default or Event of Default exists (at the Borrower's expense), subject to the Borrower's health and safety requirements, to visit and inspect any property of any Enerplus Party, including with respect to environmental matters related thereto, and to examine and make abstracts from any books and records of any Enerplus Party at any reasonable time during normal business hours and upon reasonable request and notice and to discuss the business, property, condition (financial or otherwise) and prospects of any Enerplus Party with their senior officers.

(l)

Operation of Properties. The Borrower will, and will cause each other Enerplus Party to, manage, maintain and operate their respective property, or, if it is not the operator, use reasonable efforts to ensure that such property is managed, maintained and operated, in accordance with (i) sound industry practice and (ii) all applicable Laws, except, in any case, to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

(m)

Performance of Leases. The Borrower will, and will cause each other Enerplus Party to, perform or cause to be performed all obligations under all leases relating to its property, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases in good standing in all material respects, provided that this covenant will not restrict their right to surrender leases which are uneconomic to maintain.

(n)

Insurance. The Borrower will maintain or cause to be maintained with insurers of recognized standing insurance (including deductibles which are customary and prudent for the industry) in respect of the property of the Enerplus Parties, including all wellhead equipment and other plant and equipment, according to prudent industry standards, and will provide the Agent with copies of all insurance policies relating thereto if so requested.

(o)

Pension Plans. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) to the extent required, maintain the registered status of each Pension Plan, (ii) pay or cause to be paid all material obligations of each Enerplus Party (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Pension Plan in a timely fashion, (iii) properly withhold all employee contributions to each Pension Plan by way of authorized payroll deduction or otherwise and pay into those plans in a timely manner, and (iv) cause all material reports and disclosures relating to each Pension Plan required by those plans and any applicable Laws to be filed or distributed in a timely manner.

(p)

Information. The Borrower will promptly, and in any event within ten (10) Banking Days, provide (or provide access to) copies of all documents it provides generally to its shareholders and copies of all material change reports, prospectuses and annual information statements filed by the Borrower with any securities commission concurrently with or promptly following the provision of such documents to its shareholders or the making of any such filings and any other documentation and information relating to the Enerplus Parties and their respective properties as the Agent on behalf of the Lenders may reasonably request subject to any contractual restrictions regarding confidentiality, provided that the Borrower shall use reasonable commercial efforts to overcome such restrictions and the obligation to deliver any of the foregoing may be satisfied by posting any such documents and information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and promptly advising the Agent that such documents and information have been posted and the details of any website on which the same have been posted.

(q)

Payment of Taxes. The Borrower will, and will cause each other Enerplus Party to, file all tax returns which are required to be filed and pay all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith and the applicable Enerplus Party has made all appropriate provision in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(r)

Remittances. The Borrower will, and will cause each other Enerplus Party to, make all of the remittances required to be made by each Enerplus Party to the applicable federal, provincial, municipal or state governments and keep such remittances up to date, except to the extent that a failure to do so would not reasonably be expected to have a Material Adverse Effect.

(s)	Partnership. The Borrower will ensure that the partners in the Partnership Parties will consist only of the Borrower and/or one or more Restricted Subsidiaries.
(t)	Wholly-Owned Status. The Borrower will ensure that the Restricted Subsidiaries will be direct or indirect wholly-owned Subsidiaries of the Borrower.
(u)

Guarantee Agreement. Within ten (10) Banking Days of a Subsidiary becoming a Material Restricted Subsidiary (or concurrently with a Subsidiary becoming a Material Restricted Subsidiary in accordance with a reorganization under Section 17.1 or as otherwise permitted hereunder), the Borrower will cause such Material Restricted Subsidiary to execute and deliver in favour of the Agent a Guarantee Agreement together with a certificate of a senior officer of such Material Restricted Subsidiary confirming that all authorizations and actions have been taken by such Material Restricted Subsidiary to authorize, execute and deliver the Guarantee Agreement and that such Material Restricted Subsidiary is at the time of granting of the Guarantee Agreement a direct or indirect wholly-owned Subsidiary of the Borrower. The Borrower will also deliver or cause to be delivered such other documentation pertained thereto, including legal opinions of Borrower's Counsel, all in form and content acceptable to the Agent, acting reasonably.

(v)

Pari Passu Ranking. The Borrower will, and will cause each Enerplus Party to, ensure that all Indebtedness of the Loan Parties under the Documents and under any Hedging Agreements with Hedge Providers ranks at least pari passu with all other senior, unsecured Indebtedness of the Loan Parties including, for certainty, unsecured and unsubordinated indebtedness of the Loan Parties with counterparties which are not Hedge Providers.

(w)	Ownership of Assets. The Borrower will ensure at all times that the Borrower and the Restricted Subsidiaries directly own not less than 85% of the Consolidated Tangible Assets.
(x)

Reserve Reports. The Borrower will deliver to the Agent an independent engineering reserve report covering the oil and gas properties of the Enerplus Parties on or before April 30 of each year and dated not earlier than December 31 of the immediately preceding year; provided however, that if the Enerplus Parties do not have an independent engineering reserve report covering all of their respective oil and gas properties, the Enerplus Parties may deliver an internally prepared reserve report to the Agent to the extent of the shortfall.

(y)

Operating and Capital Budgets. The Borrower will deliver to the Agent an annual operating and capital budget on the later of the date the annual Compliance Certificate referred to in Section 14.1(g) is delivered to the Agent and within five (5)  Banking Days of the date of internal approval thereof by the management and directors of the Borrower.

(z)

Further Notices. The Borrower will promptly, and in any event within five (5)  Banking Days, notify the Agent of (i) the incurrence by any Enerplus Party of any Subordinated Debt upon incurrence thereof; and (ii) any Material Adverse Effect.

(aa)

Anti-Corruption Laws and Sanctions. The Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that, and have policies and procedures in place to ensure that, the representations and warranties in Section 13.1(t) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

14.2Financial Covenants

While any Indebtedness under the Credit Facility is outstanding or the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)	the Consolidated Senior Debt to EBITDA Ratio of the Borrower will not exceed 3.5:1;
(b)	the Consolidated Total Debt to EBITDA Ratio of the Borrower will not exceed 4:1; and
(c)	the Consolidated Senior Debt to Capitalization of the Borrower will not exceed 55%.

14.3Negative Covenants

While any Indebtedness under the Credit Facility is outstanding or the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)	Limitation on Liens. The Borrower will not, and will not permit the other Enerplus Parties to, provide or permit a Security Interest to exist over its property, except for Permitted Encumbrances.
(b)	Limitation on Distributions. The Borrower will not, and will not permit the other Enerplus Parties to:
(i)

make any Distribution which would or would reasonably be expected to have a Material Adverse Effect or would adversely affect or impair the capacity or the Borrower or any other Enerplus Party to fulfil any of its obligations hereunder or under any Hedge Obligations or if a Default or Event of Default has occurred and is continuing, except that regularly scheduled monthly and/or quarterly cash distributions by the Borrower to the holders of Voting Securities of the Borrower may in each case be made while a Default is subsisting but prior to an Event of Default occurring, provided in any such case, that no new Default or Event of Default would reasonably be expected to occur as a result of making such Distribution or other payment; or

(ii)

make any payment in respect of Subordinated Debt or Convertible Debentures during a Default or Event of Default or if such payment would reasonably be expected to cause a Default or Event of Default to occur.

(c)

Limitation on Hedging Agreements. The Borrower will not, and will not permit the other Enerplus Parties to, enter into or maintain Hedging Agreements unless the same are entered into in accordance with the then applicable hedging policies approved by the board of directors of the Borrower or that are otherwise approved by the board of directors of the Borrower, provided that notwithstanding the foregoing, the Borrower and the other Enerplus Parties may not enter into or maintain Hedging Agreements for speculative purposes.

(d)

Mergers, Amalgamations and Consolidations. The Borrower will not, and will not permit the other Enerplus Parties to, merge, amalgamate or consolidate with another Person (other than the Borrower or wholly-owned Subsidiaries of the Borrower), except as otherwise permitted under Section 17.1.

(e)

Financial Assistance. The Borrower will not, and will not permit the other Enerplus Parties to, provide any guarantee, loan or other financial assistance to or in favour of any Person in respect of the obligations, indebtedness or liabilities of such Person which, if incurred by the Borrower, would constitute obligations, indebtedness or liabilities of the types of obligations, indebtedness or liabilities described in paragraphs (a) through (g) of the definition of Consolidated Senior Debt, except to the extent the aggregate of all such guarantees, loans and other financial assistance does not exceed the Threshold Amount and except that the foregoing shall not apply to the Journey Loan or guarantees, loans or other financial assistance to or in favour of, or in respect of the obligations, indebtedness or liabilities of, another Enerplus Party.

(f)

Non Arm's Length Transactions. The Borrower will not, and will not permit the other Enerplus Party to, except as specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any Person, other than the Borrower or any other wholly-owned Enerplus Party, except for any transaction or agreement or arrangement which is in the ordinary course of business of the applicable Enerplus Party and which is upon fair and reasonable terms not less favourable to the applicable Enerplus Party that it would obtain in comparable arms-length transaction.

(g)

Change in Business. The Borrower will not, and will not permit the other Enerplus Parties to, make any material change in the nature of its business as carried on at the Restatement Date, provided that nothing herein shall restrict an Enerplus Party from carrying on any business related to the exploration, development, production, processing or transportation of Petroleum Substances in countries which are members of the Organization for Economic Co-operation and Development.

(h)

Asset Dispositions. The Borrower will not, and will not permit the other Enerplus Parties to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its properties or assets to any Person if such sale, exchange, lease, transfer or other disposition would reasonably be expected to have a Material Adverse Effect.

(i)

Restricted Subsidiary Debt. The Borrower will not permit the Restricted Subsidiaries who are not party to a Guarantee Agreement to incur, assume or otherwise become liable for principal amounts of Consolidated Total Debt which in the aggregate, together with the aggregate of the principal amounts secured by all Security Interests permitted by paragraph (n) of the definition of Permitted Encumbrances, exceed 5% of the Consolidated Tangible Assets as at the end of the Borrower's previous fiscal quarter.

ARTICLE 15

DESIGNATION OF RESTRICTED SUBSIDIARIES

15.1Designation of Non-Restricted/Restricted Subsidiaries

(a)	The Borrower from time to time, by notice to the Agent in the form of Schedule G, shall be entitled to designate (and re-designate) that either:
(i)	a Restricted Subsidiary will be a Non-Restricted Subsidiary; or
(ii)	a Non-Restricted Subsidiary will be a Restricted Subsidiary and/or a Material Restricted Subsidiary,

provided that, the Borrower will not be entitled to designate a Restricted Subsidiary to be a Non-Restricted Subsidiary if:

(iii)

a Default or an Event of Default has occurred and is continuing unless the exercise of the Borrower's discretion under paragraph (i) or (ii) above would cause such Default or Event of Default to be cured; or

(iv)	a Default or an Event of Default would result from or exist immediately after such a designation.
(b)

If the Borrower designates a Material Restricted Subsidiary to either no longer be a Material Restricted Subsidiary or to be a Non-Restricted Subsidiary as set out in clause (a) above, such Material Restricted Subsidiary shall be released from its obligations under its Guarantee Agreement by the Agent upon written request by the Borrower if such request is accompanied by an officer's certificate of a senior officer of the Borrower certifying that no Default or Event of Default has occurred and is continuing at the time of such designation or would result from such designation, including pursuant to Section 14.1(w).

(c)	Unless otherwise designated in accordance with Section 15.1(a), all Subsidiaries of the Borrower will be deemed to be Restricted Subsidiaries.

ARTICLE 16

INDEMNITIES OF BORROWER

16.1Environmental Indemnity

The Borrower hereby indemnifies and holds harmless each of the Agent, the Arranger, the Sustainability Structuring Agent and the Lenders, including their respective directors, officers, shareholders, employees, consultants and agents (collectively the "Indemnified Parties"), for any costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable costs or expenses of defending or denying the same and including the reasonable costs or expenses of preparing any environmental assessment report or other such reports) suffered or incurred by an Indemnified Party (collectively a "Claim"), by reason of being a Lender or the Agent under this Agreement, as a result of or in connection with:

(a)	the Release of any Contaminant into the Environment; and
(b)	the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release,

except in such cases where and to the extent that any such Claim arises from the gross negligence or wilful misconduct of such Indemnified Party as determined by a court of competent jurisdiction by final and non-appealable judgment. The provisions of this Section 16.1 shall survive repayment or cancellation of the Credit Facility or any part thereof, including any termination of the other provisions of this Agreement. Other than for costs and expenses incurred by the Indemnified Parties for investigating, defending or denying a Claim or preparing any necessary environmental assessment report or other reports in connection with any Claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefore), the Indemnified Parties will not request indemnification from the Borrower unless an Indemnified Party is required by Law, based on the advice of such Indemnified Party's counsel, to honour a Claim or any part thereof. The Indemnified Parties will be entitled, but not obligated, to negotiate any settlement of a Claim in consultation with the Borrower, and any such settlement will be binding on the Parties.

16.2General Indemnity

In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and does hereby indemnify each of the Indemnified Parties and holds each of the Indemnified Parties harmless against any Claims (including reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the same as a result of or in connection with the Credit Facility, the use of proceeds therefrom or the Documents including: (a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or to fund or maintain any Advance as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers' Acceptance on its maturity date; (c) the Borrower's failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (d) the prepayment of any outstanding Bankers' Acceptance before the maturity date of such Bankers' Acceptance; (e) the Borrower's repayment or prepayment of a SOFR Loan otherwise than on the last day of its Interest Period; (f) the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder; (g) the failure of the Borrower or any other Enerplus Party to make any other payment due hereunder or under any of the other Documents; (h) any inaccuracy of the Borrower's or any other Enerplus Party's representations and warranties contained in any Document; (i) any failure of the Borrower or any other Enerplus Party to observe or fulfil its covenants under any Document; (j) the occurrence of any Default or Event of Default; or (k) the use of the proceeds of the Credit Facility; provided that this Section 16.2 will not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of such Indemnified Party as determined by a court of competent jurisdiction by final and non-appealable judgment.

The provisions of this Section 16.2 shall survive repayment or cancellation of the Credit Facility or any part thereof, including any termination of the other provisions of this Agreement.

16.3Right to Defend

The Borrower will have the right, through the appointment of counsel, to participate in and/or control any action, suit or proceeding for which it is liable as an indemnitor under Section 16.1 or 16.2; provided that:

(a)

the Borrower will not have the right to participate in or control such action, suit or proceeding if it involves potential imposition of criminal liability upon the Indemnified Party or a conflict of interest between the Borrower and the Indemnified Party; and

(b)

the Indemnified Party, at the Borrower's expense, will have the right to retain its own counsel in the event of inconsistent defences, conflicts of interest, the Borrower not assuming the defence of the action within a reasonable period of time or there being defences available to the Indemnified Party which are different from or in addition to those available to the Borrower, and such participation by the Indemnified Party in defence will not release the Borrower from any liability that it may have to such Indemnified Party.

ARTICLE 17

REORGANIZATION

17.1Successor Entity

The Borrower will not, and it will not permit any Material Restricted Subsidiary to, enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Borrower or of any Material Restricted Subsidiary would become the property of any other Person (a "successor entity") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (other than any such transaction solely among the Enerplus Parties) unless:

(a)	such transaction takes place in accordance with the applicable Laws;
(b)

prior to or contemporaneously with the consummation of such transaction, the Borrower or such Material Restricted Subsidiary, as applicable, and the successor entity, as applicable, shall have executed such instruments and done such things as in the opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor entity shall have assumed all the covenants and obligations of the Borrower or such Material Restricted Subsidiary, as applicable, under the Documents to which it is a party;
(ii)

the Documents, as applicable, shall be a valid and binding obligation of the successor entity entitling the Agent and the Lenders, as against the successor entity, to exercise all their rights thereunder;

(iii)

the rights and benefits afforded or intended to be afforded the Agent and the Lenders under the Documents to which the Borrower or such Material Restricted Subsidiary, as applicable, is a party are not adversely affected in any material respect; and

(iv)	legal opinions satisfactory to the Agent confirming the matters set forth in Sections 17.1(b)(i) and (b)(ii) above are provided by Borrower's Counsel;
(c)	no Default or Event of Default is subsisting or would occur after giving effect to such transaction; and

(d)

the Lenders, acting reasonably, are satisfied with the creditworthiness of the successor entity, provided that the Lenders shall be deemed to be satisfied with the creditworthiness of the successor entity or, where the successor entity remains a Material Restricted Subsidiary or the Borrower, if the senior unsecured long term debt of the successor entity or the Borrower, is rated equal to or above Investment Grade immediately prior to the effective date of the transaction and the Lenders have received satisfactory evidence that the applicable rating agencies have concluded that such rating will be equal to or above Investment Grade after giving effect to the transaction.

ARTICLE 18

EVENTS OF DEFAULT

18.1Event of Default

Each of the following events will constitute an Event of Default:

(a)

Failure to Pay. If the Borrower defaults in the due and punctual payment of any principal amounts owing under the Documents as and when the same becomes due and payable, whether at maturity or otherwise; or if the Borrower defaults in the payment of any interest, fees or other amounts owing under the Documents as and when the same become due and payable and such default continues for a period of three (3) Banking Days.

(b)

Incorrect Representations. Except for any inaccuracy in any Sustainability Certificate or other Document delivered pursuant to Section 3.10 or Section 14.1(i), if any representation or warranty made by any Enerplus Party in any Document proves to have been incorrect when so made or deemed to have been repeated as herein provided and the underlying facts, if capable of being remedied such that the representation or warranty if made at such time would be correct, are not so remedied within thirty (30) days after notice of such incorrectness is given to the Borrower by the Agent (but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such facts).

(c)	Breach of Specific Covenants. If there is a breach in the performance or observance of any of the covenants or agreements in Section 14.1(c), 14.2 or 14.3(h).
(d)

Breach of Covenants. Except for (i) non-compliance with Section 3.10 or with the reporting covenant contained in Section 14.1(i) or (ii) an Event of Default set out elsewhere in this Section 18.1, if the Borrower or another Enerplus Party defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents or any other agreement now or hereafter made by the Borrower or another Enerplus Party with the Agent and the Lenders and such default continues for a period of thirty (30) days after notice thereof being given to the Borrower by the Agent.

(e)

Bankruptcy. If a judgment, decree or order of a court of competent jurisdiction is entered against the Borrower or any Material Restricted Subsidiary, (i) adjudging such party bankrupt or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), Title 11 of the United States Code entitled "Bankruptcy", or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other Person with like powers, over all, or substantially all, of the property of such party, or (iii) ordering the involuntary winding up or liquidation of the affairs of such party, or (iv) if any receiver or other Person with like powers is appointed over all, or substantially all, of the property of such party, unless such appointment is stayed and of no effect against the rights of the Lenders thereunder.

(f)

Winding Up. If, (i) except as permitted by Section 17.1, an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of the Borrower or any Material Restricted Subsidiary, pursuant to applicable Laws, including the Business Corporations Act (Alberta), or (ii) any of the Borrower or any Material Restricted Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) any of the Borrower or any Material Restricted Subsidiary consents to the filing of any petition under any such Law or to the appointment of a receiver, or other Person with like powers, over all, or substantially all, of such party's property, or (iv) any of the Borrower or any Material Restricted Subsidiary makes a general assignment for the benefit of creditors, or (v) any of the Borrower or any Material Restricted Subsidiary takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)

Other Indebtedness. If any default shall have occurred and is continuing in respect of any Indebtedness of one or more Enerplus Parties (other than Non-Recourse Debt or Indebtedness arising under the Credit Facility) which results in the acceleration of the payment of such Indebtedness or which permits the holder thereof to accelerate the payment of such Indebtedness and if there is a grace period applicable thereto arising under contract or otherwise, such default continues beyond the expiry of such grace period or if any lender shall demand repayment of any Indebtedness owed to it by any Enerplus Party which is repayable on demand, and the aggregate principal amount of all such Indebtedness is at least the Threshold Amount.

(h)

Final Judgments. If a final judgment or judgments or any order is entered against one or more Enerplus Parties (other than in respect of Non-Recourse Debt permitted hereunder) in an aggregate amount equal to or greater than the Threshold Amount, which remains unsatisfied or undischarged for a period of thirty (30) days during which such judgment shall not be an appeal or execution thereof will not be effectively stayed.

(i)

Cessation of Business. Except as permitted by Section 17.1, if any of the Borrower or any Material Restricted Subsidiary ceases or proposes to cease carrying on business, or a substantial part thereof.

(j)

Seizure of Property. If the property of any one or more of the Enerplus Parties (other than any such property which secures Non-Recourse Debt permitted hereunder) having a fair market value in excess of the Threshold Amount, in the aggregate, shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of the Threshold Amount shall exist in respect of any one or more of the Enerplus Parties or such property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under the Civil Enforcement Act (Alberta), the Workers' Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than thirty (30) days.

(k)	Change of Control. If a Change of Control occurs which is not otherwise consented to by the Majority Lenders.
(l)

Enforceability of Documents. If any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any Enerplus Party.

(m)

Qualified Auditor Report. If the audited financial statements of the Borrower that are required to be delivered by the Borrower pursuant to Section 14.1(h) contain a qualification that is not acceptable to the Majority Lenders, acting reasonably, and within a period of thirty (30) days after the delivery of such financial statements by the Borrower hereunder either (i) such qualification is not rectified or otherwise dealt with to the satisfaction of the Majority Lenders; or (ii) the Borrower has not delivered a plan to the Agent as to how the Borrower plans to rectify or otherwise deal with such qualification (such plan to include the time frame within which the Borrower proposes to rectify or otherwise deal with such qualification) and such plan is not satisfactory to the Majority Lenders, acting reasonably, and following delivery and acceptance of such plan, the Borrower fails to diligently pursue the same and rectify or otherwise deal with the qualification in accordance with the plan and within the proposed time frame.

18.2Remedies

Upon the occurrence of an Event of Default, the Agent may forthwith (on the direction of the Majority Lenders, or in the case of an Event of Default under Section 18.1(e) or 18.1(f) automatically) terminate any further obligation to make Advances and may declare all Indebtedness owing under the Credit Facility together with unpaid accrued interest thereon and any other amounts owing under the Documents, contingent or otherwise, to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders, may exercise any and all rights, remedies, powers and privileges afforded by applicable Law (including any rights of set-off) or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Borrower under the Documents.

18.3Non-Deliverability of Sustainability Certificate, etc. and No Pricing Adjustment

(a)

Notwithstanding anything set out in this Agreement to the contrary, none of the failure to deliver a Sustainability Certificate (including the Annual ESG Report scheduled thereto) pursuant to Section 14.1(i), the failure of the Borrower to comply with Section 3.10 or to meet or satisfy any SPT Metric set out in the "Applicable Sustainability Adjustment" definition nor any inaccuracy in any Sustainability Certificate or other Document delivered pursuant to Section 3.10 or 14.1(i) shall be, or deemed to be, a Default or an Event of Default.

(b)

Upon the occurrence and during the continuance of an Event of Default, the Applicable Margin shall remain unchanged; provided that, for certainty, the Applicable Margin may be increased by the Applicable Sustainability Adjustment upon the occurrence and during the continuance of an Event of Default.

18.4Adjustments

Upon the occurrence and any time during the continuance of an Event of Default, adjustments shall be made among the Lenders as set forth in this Section 18.4. The Lenders shall make such adjusting payments amongst themselves in any manner as may be required to ensure their respective participations in outstanding Advances reflect their respective Rateable Portion including the following:

(a)

If any Swing Line Loans are outstanding, the Swing Line Lender may at any time in its sole and absolute discretion, on behalf of the Borrower (which hereby irrevocably directs and authorizes the Swing Line Lender to make such request on its behalf), request that each Lender, through the Agent, make a Canadian Prime Rate Loan or a U.S. Base Rate Loan (or a combination thereof) to the Borrower in an amount equal to the Lender's Rateable Portion of the principal amount of such Swing Line Loan outstanding on the date such notice is given (the "Refunded Swing Line Loans"), provided that the provisions of this paragraph shall not affect the Borrower's obligation to repay the Swing Line Loans to the extent they remain outstanding. Each Lender will make the proceeds of any such Canadian

Prime Rate Loan or U.S. Base Rate Loan available to the Swing Line Lender on the Banking Day next following the date such notice is given in immediately available funds. The proceeds of such Canadian Prime Rate Loan or such U.S. Base Rate Loan shall be applied by the Swing Line Lender to the payment in full of the Refunded Swing Line Loans.

(b)

If any Bankers' Acceptances are outstanding as a Swing Line Loan, each Lender agrees to indemnify and save harmless the Swing Line Lender, based on its Rateable Portion, from any liability the Swing Line Lender may incur or suffer with respect to the such outstanding Bankers' Acceptance. On the maturity date thereof, the Swing Line Lender may in its sole and absolute discretion give written notice to the Agent that, as of the date such notice is given, such Bankers' Acceptance will be converted into a Syndicated Advance in the form of a Canadian Prime Rate Loan.

(c)

If any Swing Line Letters of Credit are outstanding, the Swing Line Lender may at any time in its sole and absolute discretion give written notice to the Agent that, as of the date such notice is given, the Swing Line Letters of Credit shall constitute Fronted Letters of Credit for all purposes of this Agreement, with the Swing Line Lender being the Fronting Lender with respect to the Fronted Letters of Credit which were previously Swing Line Letters of Credit.

(d)

If a Fronted Letter of Credit is drawn upon which results in a payment by a Fronting Lender thereunder (in this Section 18.4, an "LC Payment"), such Fronting Lender will promptly request the Agent on behalf of the Borrower (and for this purpose each Fronting Lender is irrevocably authorized by the Borrower to do so) for an Advance by way of a Canadian Prime Rate Loan or a U.S. Base Rate Loan, as applicable, from the Lenders pursuant to Article 11 to reimburse such Fronting Lender for such LC Payment. The Lenders are irrevocably directed by the Borrower to make any Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, if so requested by a Fronting Lender and pay the proceeds thereof directly to the Agent for the account of such Fronting Lender. Each Lender unconditionally agrees to pay to the Agent for the account of the applicable Fronting Lender such Lender's Rateable Portion of each Advance requested by a Fronting Lender on behalf of the Borrower to repay LC Payments made by a Fronting Lender.

(e)

The obligations of each Lender under this Section 18.4 are unconditional, shall not be subject to any qualification or exception whatsoever and shall be performed in accordance with the terms and conditions of this Agreement under all circumstances including:

(i)	any lack of validity or enforceability of the Borrower's obligations under Section 3.9;
(ii)	the occurrence of any Default or Event of Default or the exercise of any rights by the Agent under Section 18.2; and
(iii)	the absence of any demand for payment being made, any proof of claim being filed, any proceeding being commenced or any judgment being obtained by a Lender or the LC Issuer against the Borrower.
(f)

If a Lender (a "Non-Paying Lender") fails to make payment on the due date therefor of any amount due from it for the account of another Lender or an LC Issuer pursuant to this Section 18.4 (the balance thereof for the time being unpaid being referred to in this Section 18.4 as an "overdue amount"), then, until such other Lender or the LC Issuer has received payment of that amount (plus interest as provided below) in full (and without in any way limiting the rights of such other Lender or the LC Issuer in respect of such failure):

(i)

such other Lender or the LC Issuer shall be entitled to receive any payment which the Non-Paying Lender would otherwise have been entitled to receive in respect of the Credit Facility or otherwise in respect of any Document; and

(ii)

the overdue amount shall bear interest payable by the Non-Paying Lender to such other Lender or the LC Issuer at the rate payable by the Borrower in respect of the obligations which gave rise to such overdue amount.

(g)

If for any reason an Advance may not be made pursuant to this Section 18.4 to reimburse the LC Issuer as contemplated thereby, then promptly upon receipt of notification of such fact from the Agent, each relevant Lender shall deliver to the Agent for the account of the LC Issuer in immediately available funds the purchase price for such Lender's participation interest in the relevant unreimbursed LC Payments (including interest then accrued thereon and unpaid by the Borrower). Without duplication, each Lender shall, upon demand by the LC Issuer made to the Agent, deliver to the Agent for the account of the LC Issuer interest on such Lender's Rateable Portion from the date of payment by the LC Issuer of such unreimbursed LC Payments until the date of delivery of such funds to the LC Issuer by such Lender at a rate per annum equal to the one month CDOR Rate for such period. Such payment shall only, however, be made by the Lenders in the event and to the extent the LC Issuer has not been reimbursed in full by the Borrower for interest on the amount of such unreimbursed LC Payments.

(h)

Each LC Issuer shall, forthwith upon its receipt of any reimbursement (in whole or in part) by the Borrower for any unreimbursed LC Payments in relation to which other Lenders have purchased a participation interest pursuant to this Section 18.4, or of any other amount from the Borrower or any other Person in respect of such payment (other than pursuant to Section 3.9), transfer to such other Lender such other Lender's Rateable Portion of such reimbursement or other amount. In the event that any receipt by the LC Issuer of any reimbursement or other amount is found to have been a transfer in fraud of creditors or a preferential payment under any applicable insolvency legislation or is otherwise required to be returned, such Lender shall promptly return to the LC Issuer any portion thereof previously transferred to it by the LC Issuer, without interest to the extent that interest is not payable by the LC Issuer in connection therewith.

18.5Waivers

An Event of Default may only be waived by the Majority Lenders, other than an Event of Default set forth in Sections 18.1(e), 18.1(f) or 18.1(i) (in the case of the Borrower only), which may only be waived by all of the Lenders.

18.6Set-off

The Borrower agrees that, upon the occurrence of an Event of Default, in addition to and without limitation of any right of set-off, bankers' lien, counterclaim or other right or remedy that the Agent and the Lenders may otherwise have, the Agent and each Lender will be entitled, at its option, to offset any and all balances and deposits held by it for the account of the Borrower at any of its offices or branches, in any currency, against any and all amounts owed by the Borrower to the Agent or such Lender hereunder (regardless of whether any such balances are then due or payable to the Borrower), including all claims of any nature or description arising out of or connected with this Agreement, including contingent obligations of the Lenders in respect of unmatured Bankers' Acceptances, in which case the Agent or such Lender will promptly notify the Borrower thereof after the occurrence thereof; provided that the Agent's or such Lender's failure to give any such notice will not affect the validity thereof. Nothing contained in the Documents will require the Agent or a Lender to exercise any right, or will affect the right of the Agent or a Lender to exercise and retain the benefits of exercising any right, with respect to any Indebtedness or other obligation of the Borrower existing otherwise than pursuant to the Documents.

18.7Application of Proceeds

Except as otherwise agreed to by all Lenders in their sole discretion and as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower under the Documents, after acceleration pursuant to Section 18.2, will be applied by the Agent in the following order:

(a)	in payment of any amounts due and payable by way of recoverable expenses;
(b)	in payment of any amounts by way of any fees (other than standby fees, stamping fees, Issuance Fees and Fronting Fees);
(c)	in payment of any amounts due and payable as and by way of interest or standby fees, stamping fees, Issuance Fees and Fronting Fees, including any interest on overdue amounts; and
(d)

in payment of the Aggregate Principal Amount under the Credit Facility and all other amounts under the Documents and the Cash Management Obligations and the Hedge Obligations to the extent crystallized at such time on a pro rata basis.

ARTICLE 19

CONFIDENTIALITY

19.1Non-Disclosure

All information received by the Agent and the Lenders from or in respect of any Enerplus Party the confidential nature of which is made known or ought to have been known to the Party receiving such information, including any information relating to a Hostile Acquisition, other than information that is required to be disclosed by applicable Law (including, for certainty, information required to be disclosed in connection with any legal proceedings, including proceedings relating to the Documents) or to any Administrative Body of competent jurisdiction, including any central bank or other banking regulatory authority and any official bank examiners or regulators, will be held by the Parties in the strictest confidence and will not be disclosed to any Person, except as provided in Sections 19.2 and 19.3.

19.2Exceptions

Section 19.1 does not apply to confidential information:

(a)	of a Party where that Party consents to its disclosure;
(b)	which becomes part of the public domain without breach of Section 19.1;
(c)	received from a third party without restriction on further disclosure and without breach of Section 19.1; or
(d)	developed independently without breach of Section 19.1.

19.3Permitted Disclosures by Agent and Lenders

Confidential information received by the Agent or a Lender may be disclosed:

(a)

to the Agent or any other Lender, any Affiliate thereof (including a Hedge Provider or a Cash Management Lender), any Participant, any financial institution which desires to become a Lender hereunder or any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Enerplus Parties (provided that, in the case of any Participant, prospective lender or actual or prospective counterparty, such Person agrees in writing in favour of the Borrower to be under a like duty of confidentiality to that contained in this Article 19); and

(b)

to their respective employees, auditors, accountants, legal counsel, geologists, engineers and other consultants and financial advisors retained by the Agent, such Lender, such Affiliate or such other Persons on a need to know basis, provided that the Agent or Lender, as applicable, remains liable for a breach by any such Person of its duty of confidentiality hereunder with respect to any such information.

19.4Survival

The obligations of the Parties under this Article 19 will survive the termination of this Agreement.

ARTICLE 20

ASSIGNMENT

20.1Assignment of Interests

Except as expressly permitted under this Article 20 and subject to Article 17, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior consent of all of the Lenders.

20.2Assignment by the Lenders

Each Lender will have the right to assign, in minimum portions of U.S. $5,000,000, and increments of U.S. $1,000,000 in excess thereof, such Lender's Individual Commitment Amount to one or more financial institutions with the consent of the Agent, the Swing Line Lender and each Fronting Lender (other than for assignments to any Lender or any Affiliate of any Lender) and, if no Event of Default has occurred and is continuing, the consent of the Borrower (other than for assignments to any Lender, any Affiliate of any Lender or any Approved Fund), each such consent not to be unreasonably withheld or delayed, and further provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount (other than the Discount Rate for Bankers' Acceptances) than it would have been obliged to pay if the Lender had not made an assignment and provided further, that each remaining Lender will at all times maintain an Individual Commitment Amount in an aggregate principal amount at least equal to U.S. $5,000,000, except to the extent the assignment is of a Lender's entire Individual Commitment Amount. Notwithstanding the foregoing, a Lender may sell or assign its Individual Commitment Amount to an Affiliate thereof without the consent of the Agent, the Swing Line Lender, the Fronting Lenders or the Borrower if (a) such Lender remains liable for its obligations under the Documents notwithstanding such assignment, and (b) the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made such assignment. An assignment fee of U.S. $3,500 for each such assignment (other than to an Affiliate) will be payable to the Agent by the assignor Lender, other than in respect of an assignment by the Agent. In the event of such assignment, the Borrower will execute and deliver all such agreements, documents and instruments as the Agent or Lender may reasonably request to effect and recognize such syndication, participation or assignment.

20.3Effect of Assignment

To the extent that any Lender assigns any portion of its Individual Commitment Amount pursuant to Section 20.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent an Assignment, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Commitment Amount so sold or assigned from and after the effective date of the Assignment and the Borrower's recourse under the Documents in respect of such portion so sold or assigned from and after the effective date of the

Assignment will be to such new Lender or new Lenders, as the case may be, only and their successors and permitted assigns.

20.4Participations

Any Lender may at any time sell to one or more financial institutions or other Persons (each of such financial institutions and other Persons being herein called a "Participant") participating interests in any of the Advances, commitments, or other interests of such Lender hereunder, provided, however, that:

(a)	no participation contemplated in this Section 20.4 will relieve such Lender from its commitments or its other obligations hereunder or under any other Document;
(b)	such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;
(c)	the Agent and the Borrower will continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Documents;
(d)

no Participant will have any right (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document, except for any amendments, modifications or waivers which relate to any of the matters set forth in paragraph (i), (iii) or (vii) of Section 21.16(a); and

(e)	the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

ARTICLE 21

ADMINISTRATION OF THE CREDIT FACILITY

21.1Authorization and Action

(a)

Authorization and Action. Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto. As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by applicable Law in so acting or refraining from acting) upon the instructions of the Majority Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b)

Lenders' Determination. Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Majority Lenders, then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders will be binding on all of the Lenders and all of the Lenders will cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c)

Deemed Non-Consent. If the Agent delivers a notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its consent or objection to such matter within the time period referenced in such notice, or if no such period is referenced therein, within ten (10) Banking Days of the delivery of such notice by the Agent to such Lender, such Lender will be deemed not to have consented thereto upon the expiry of such period.

21.2Procedure for Making Advances

(a)

Pro Rata Advances. Subject to Sections 3.4, 3.9, 7.2, 7.4, 11.1(d) and 21.18 all Advances made by the Lenders will be made in accordance with each Lender's Rateable Portion of such Advance, except to the extent that the Agent deems any variations therefrom to be immaterial. The Agent shall determine all adjustments to the amounts required to be advanced by the Lenders to reflect as nearly as practicable the respective Rateable Portions of the Lenders under the Credit Facility.

(b)

Instructions from Borrower. Subject to Article 10, the Lenders, through the Agent, will make Advances available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender's Rateable Portion of such Advances have been credited in accordance with Section 6.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance under the Credit Facility, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c)

Assumption Respecting Availability. Unless the Agent has been notified by a Lender within two (2) Banking Days prior to an anticipated Advance that such Lender will not make available to the Agent its Rateable Portion of such Advance, the Agent may assume, without any enquiry required on its part, that such Lender has made or will make such portion of the Advance available to the Agent on the date such Advance is to take place, in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender will not have so made its Rateable Portion of an Advance available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender's Rateable Portion of the Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable thereunder by the Borrower in respect of such Advance) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent, provided however, that if such Lender fails to so pay, the Borrower covenants and agrees that without prejudice to any rights the Borrower may have against such Lender, it will repay the amount of such Lender's Rateable Portion of the Advance (without duplication) to the Agent for the account of the Agent after receipt of the certificate referred to below and forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error. If such Lender makes the payment to the Agent as required herein, the amount so paid will constitute such Lender's Rateable Portion of the Advance for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of the Advance will not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of the Advance on the date that such Advance is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any Advance under the Credit Facility.

21.3Remittance of Payments

Forthwith after receipt of any payment by the Borrower hereunder, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender's Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender. The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

21.4Redistribution of Payment

Each Lender agrees that:

(a)

If it exercises any right of counter-claim, set off, bankers' lien or similar right with respect to any property of the Borrower or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, it will apportion the amount thereof proportionately between:

(i)	amounts outstanding at such time owed by the Borrower to such Lender under this Agreement, which amounts will be applied in accordance with this Section 21.4; and
(ii)

amounts otherwise owed to it by the Borrower, provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers' acceptance (including a Bankers' Acceptance) issued or accepted by such Lender on behalf of the Borrower may be applied by such Lender to such amounts owed by the Borrower to such Lender pursuant to such letter of credit or in respect of any such bankers' acceptance without apportionment.

(b)

If it receives, through the exercise of a right or the receipt of a secured claim described in paragraph (a) above or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the Credit Facility (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders and the amount apportioned to the amounts under this agreement in accordance with Section 21.4(a)(i)), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of the Credit Facility of the other Lenders so that their respective receipts will be pro rata to their respective Rateable Portions, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender will be recovered, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest. Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 21.4 to share in the benefits of any recovery on such secured claims.

(c)	If it does any act or thing permitted by paragraphs (a) or (b) above, it will promptly provide full particulars thereof to the Agent.
(d)

Except as permitted under paragraphs (a), (b) and (c) above, no Lender will be entitled to exercise any right of counter-claim, set off, bankers' lien or similar right without the prior consent of the other Lenders.

21.5Duties and Obligations

The Agent and any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons) will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a)	may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Assignment from such Lender;
(b)

may consult with counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c)

will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of any Enerplus Party made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and
(e)	may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the Credit Facility, or for any statements, warranties or representations (whether written or oral) made in connection with the Credit Facility, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of the Borrower or to inspect the property (including books and records) of the Borrower, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

21.6Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder.

21.7Agent and Agent Authority

With respect to its Rateable Portion of the Commitment Amount and the Advances made by it as a Lender under the Credit Facility, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Enerplus Parties, their shareholders or unitholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

21.8Lenders' Credit Decisions

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Enerplus Parties or any other Person under or in connection with the Credit Facility or the Enerplus Parties (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Enerplus Parties. Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents. A Lender will not make any independent arrangement with the Enerplus Parties for the satisfaction of any Indebtedness owing to it under the Documents without the consent of the other Lenders.

21.9Indemnification

The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Rateable Portion of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower. This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

21.10Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving thirty (30) days' prior notice (the "Resignation Notice") thereof to the Lenders and the Borrower. The Majority Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld, will forthwith upon receipt of the Resignation Notice appoint a successor agent (the "Successor Agent") to assume the duties hereunder of the resigning Agent. Upon the acceptance of any appointment as agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as agent under the Documents of the resigning Agent. Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent's obligations hereunder as a Lender, including for its Rateable Portion of the Commitment Amount. After the resignation of the Agent as agent hereunder, the provisions of this Article 21 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent of the Lenders hereunder. Notwithstanding the foregoing, if the Majority Lenders fail to appoint a Successor Agent within thirty (30) days of receipt of the Resignation Notice, the resigning Agent may appoint a Successor Agent from among the Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld.

21.11Taking and Enforcement of Remedies

Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required majority or unanimity as herein provided), regardless of whether acceleration of Indebtedness hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to the Credit Facility, including any acceleration of Indebtedness thereunder, but that any such action will be taken only by the Agent with the prior direction of the Lenders (with the required majority or unanimity as herein provided). Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances. Each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Indebtedness of the Enerplus Parties under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to the Credit Facility, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement, as the case may be.

21.12Reliance Upon Agent

The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

21.13Agent May Perform Covenants

If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within ten (10) days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the Canadian Prime Rate plus 2%.

21.14No Liability of Agent

The Agent, in its capacity as agent of the Lenders under the Credit Facility, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

21.15Nature of Obligations under this Agreement

(a)

Obligations Separate. The obligations of each Lender and the Agent under this Agreement are separate. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b)	No Liability for Failure by other Lenders. Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

21.16Lender Consent

(a)

Unanimity. Except as otherwise expressly set forth in this Agreement, but without limiting in any way the context of any provision in this Agreement requiring the consent, approval or action of all Lenders under the Credit Facility, the following matters will require the approval, consent or agreement, as the context requires, of all Lenders under the Credit Facility:

(i)	the reduction or forgiveness of any Indebtedness payable by the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;
(ii)	any increase of the Commitment Amount (except as permitted by Section 3.2);
(iii)	the postponement of any maturity date of any Indebtedness of the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;
(iv)

subject to Article 17, the requirement for delivery of, or any material waiver or material amendment under, or release of the Guarantee Agreement other than as a result of a Restricted Subsidiary being designated as a Non-Restricted Subsidiary in accordance with Section 15.1;

(v)	any change in the nature of Advances under the Credit Facility;
(vi)	any change to the provisions referred to in Sections 3.8 and 14.3(h);
(vii)	any decrease in the Applicable Margins set forth in Section 4.2;
(viii)	any amendment to Section 2.1, 18.5 or 20.1 or this Section 21.16(a);
(ix)	any change to the definition of "Majority Lenders"; and
(x)

amounts set out under the column titled "Adjustments in Applicable Margin" in the definition of "Applicable Sustainability Adjustment" (other than amendments or waivers which will increase the Applicable Margin);

provided that any change to Section 3.9 or 18.4 will also require the consent of the Swing Line Lender and the Agent, any change to Article 11 will require the consent of each LC Issuer and the Agent and any change to this Article 21 will require the consent of the Agent. In addition, any change to the Individual Commitment Amount of a Lender can only be made with the consent of such Lender.

For greater certainty, the Borrower and the Sustainability Structuring Agent (with the consent of the Majority Lenders or in the case of Section 3.10(g), the Electing Lenders described therein) may agree on (i) any alternative SPT Metric in accordance with Section 3.10 and (ii) any other amendment to the definition of "Applicable Sustainability Adjustment", "SPT Metrics" or any definitions or provisions directly or indirectly related thereto unless otherwise noted herein (but not to the amounts set out under the column titled "Adjustments in Applicable Margin" which will reduce the Applicable Margin, which shall require the consent of all of the Lenders to which such column is applicable based on the Maturity Date applicable to each such Lender).

(b)

Majority Consent. Subject to Section 21.16(a), any waiver of or any amendment to any provision of the Documents as they pertain to the Credit Facility and any action, consent or other determination in connection with the Documents as they pertain to the Credit Facility will bind all of the Lenders under the Credit Facility if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c)

Conforming Changes. The Agent and the Borrower may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Documents or to enter into additional Documents as the Agent deems appropriate in order to implement any Benchmark Replacement or any Conforming Change or otherwise effectuate the terms of Section 9.4 in accordance with the terms thereof.

(d)

Minor Amendments. Any provision of this Agreement or any other Document may be amended by an agreement in writing entered into by the Borrower and the Agent to (i) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrower) or (ii) effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Fronting Lenders in respect of issuances of Letters of Credit) and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five Banking Days’ prior written notice of such change and the Agent shall not have received, within five Banking Days of the date of such notice to the Lenders, a written notice from the Majority Lenders stating that the Majority Lenders object to such amendment.

21.17Removal of Lenders

If a Lender (an "Affected Lender"):

(a)

refuses to give timely consent to an amendment, modification or waiver of this Agreement that, pursuant to Section 21.16(a), requires consent of all of the Lenders (and the consent of the Majority Lenders has been given with respect thereto);

(b)	provides a notice that it is not able to fund an Advance in respect of a Hostile Acquisition pursuant to Section 7.2;
(c)	makes a claim for Additional Compensation pursuant to Section 12.1; or
(d)	provides a notice that it is unable to maintain or continue to offer any Advance pursuant to Section 12.2;

then the Borrower may:

(e)

replace the Affected Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases at par the Principal Amount owing to the Affected Lender and such Lender's entire Individual Commitment Amount and assumes the Affected Lender's Individual Commitment Amount and all other obligations of the Affected Lender hereunder, provided that prior to or concurrently with such replacement:

(i)

the Affected Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances under the Documents after the date of such replacement;

(ii)	the assignment fee required to be paid by Section 20.2 shall have been paid to the Agent;

(iii)

all of the requirements for such assignment contained in Section 20.2 shall have been satisfied, including, without limitation, the consent of the Agent, the Swing Line Lender and the Fronting Lenders and the receipt by the Agent of such agreements, documents and instruments as the Agent may reasonably require; and

(iv)

in the case of Section 21.17(a) each assignee consents, at the time of such assignment, to each matter in respect of which such Affected Lender was an Affected Lender and the Borrower also requires each other Lender that is an Affected Lender by reason of Section 21.17(a) to assign the Principal Amount owing to it and its Individual Commitment Amount; or

(f)

elect to terminate the Affected Lender's Individual Commitment Amount, in which case the Commitment Amount shall be reduced by an amount equal to the amount of any Individual Commitment Amount so cancelled (provided that prior to or concurrently with such cancellation the Affected Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of cancellation (including breakage and other costs in accordance with Section 9.2, the provision of Escrow Funds to the Agent on behalf of such Lender in respect of outstanding Bankers' Acceptances accepted by such Lender and cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit for which such Lender is the LC Issuer) and a release from any further obligations to make Advances under the Documents after such termination).

21.18Defaulting Lenders

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)	the standby fees payable pursuant to Section 4.2 shall cease to accrue on the unused portion of the Individual Commitment Amount of such Defaulting Lender;
(b)

for the purposes of any Advance requested hereunder while there is a Defaulting Lender, each Lender's Rateable Portion thereof shall be calculated based on such Lender's Individual Commitment Amount relative to the Commitment Amount reduced by the Individual Commitment Amount of the Defaulting Lender;

(c)

a Defaulting Lender, and the Individual Commitment Amount of such Defaulting Lender, shall not be included in determining whether all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 21.16), provided that any waiver or amendment requiring the consent of all Lenders or each affected Lender that: (i) materially and adversely affects such Defaulting Lender differently than other affected Lenders; (ii) increases the Individual Commitment Amount of such Lender; or (iii) relates to the matters set forth in Section 21.16(a) (except for the matters referred to in subsections 21.16(a)(ii) and 21.16(a)(vi)) shall require the consent of such Defaulting Lender;

(d)

the Agent, the Swing Line Lender or any Fronting Lender may require such Defaulting Lender to pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent an amount equal to such Defaulting Lenders' maximum contingent obligations hereunder to the Agent, Swing Line Lender or such Fronting Lender;

(e)	the Agent may withhold any payments owing to such Defaulting Lender for set-off against such Defaulting Lender's existing or reasonably foreseeable future obligations hereunder;

(f)	for the avoidance of doubt, the Borrower shall retain and reserve their other rights and remedies respecting each Defaulting Lender;
(g)

if any Swing Line Loans or Fronted Letters of Credit are outstanding (the Equivalent Amount in U.S. Dollars of the Aggregate Principal Amount of such Advances is the "Defaulting Lender Exposure") at the time a Lender becomes a Defaulting Lender, then:

(i)

to the extent the Defaulting Lender has not provided cash collateral for its Defaulting Lender Exposure pursuant to Section 21.18(d) above, such Defaulting Lender Exposure shall be reallocated among the non-Defaulting Lenders for the purposes of Section 18.4 in accordance with their respective Rateable Portions (disregarding any Defaulting Lender's Individual Commitment Amount) but only to the extent that the sum of (A) the aggregate Equivalent Amount in U.S. Dollars of the Aggregate Principal Amount of all Syndicated Advances made by any non-Defaulting Lender and outstanding at such time, plus (B) such non-Defaulting Lender's rateable share (after giving effect to the reallocation contemplated herein) of the Defaulting Lender Exposure, does not exceed such non-Defaulting Lender's Individual Commitment Amount; and

(ii)

if the reallocation described in Section 21.18(g)(i) above cannot, or can only partially, be effected, the Borrower shall within one Banking Day following notice by the Swing Line Lender or any Fronting Lender prepay all outstanding Swing Line Loans and Fronted Letters of Credit (in the case of Letters of Credit, by the provision of cash collateral in accordance with Section 11.1(e), the provisions of which Section shall apply thereto as if a demand has been made pursuant thereto by each LC Issuer in respect of each outstanding Letter of Credit);

(h)

so long as any Lender is a Defaulting Lender, the Swing Line Lender shall not be required to fund any Swing Line Loans and a Fronting Lender shall not be required to issue any Fronted Letters of Credit unless, in each case, it is satisfied that the related exposure will be 100% covered by the Individual Commitment Amounts of non-Defaulting Lenders in accordance with Section 21.18(g), and participating interests in any such newly made Swing Line Loan or newly issued Fronted Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 21.18(g)(i);

(i)

the Borrower may replace the Defaulting Lender with another financial institution acceptable to the Agent and the Fronting Lenders, each acting reasonably, who purchases at par the Principal Amount owing to the Defaulting Lender and such Lender's entire Individual Commitment Amount and assumes the Defaulting Lender's Individual Commitment Amount and all other obligations of the Defaulting Lender hereunder, provided that prior to or concurrently with such replacement:

(i)

subject to Sections 21.18(a), 21.18(d) and 21.18(e), the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances under the Documents after the date of such replacement;

(ii)

the replacement financial institution shall remit the assignment fee required to be paid by Section 20.2 to the Agent and the amount payable by such replacement financial institution to the Defaulting Lender shall be reduced by the amount of such fee; and

(iii)

all of the requirements for such assignment contained in Section 20.2 shall have been satisfied, including, without limitation, the consent of the Agent, the Swing Line Lender and the Fronting Lenders and the receipt by the Agent of such agreements, documents and instruments as the Agent may reasonably require; and

(j)

the Borrower may elect to terminate the Defaulting Lender's Individual Commitment Amount, in which case the Commitment Amount shall be reduced by an amount equal to the amount of any Individual Commitment Amount so cancelled (provided that prior to or concurrently with such cancellation the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of cancellation (including breakage and other costs in accordance with Section 9.2, the provision of Escrow Funds to the Agent on behalf of such Lender in respect of outstanding Bankers' Acceptances accepted by such Lender and cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit for which such Lender is the LC Issuer) and a release from any further obligations to make Advances under the Documents after such termination).

21.19Erroneous Payments by the Agent

(a)

If the Agent notifies a Lender, or any Person who has received funds on behalf of a Lender under or pursuant to any of the Documents (any such Lender or other recipient, a "Payment Recipient") that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 21.19(a) shall be conclusive, absent manifest error.

(b)

Without limiting the immediately preceding Section 21.19(a), each Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

(i)

(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)

such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 21.19(b).

(c)

Each Lender hereby authorizes the Agent to set-off, net and apply any and all amounts at any time owing to such Lender under any Document, or otherwise payable or distributable by the Agent to such Lender from any source, against any amount due to the Agent under the preceding Section 21.19(a) or under the indemnification provisions of this Agreement.

(d)

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with the preceding Section 21.19(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon the Agent's notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Advances (but not any of its Individual Commitment Amount) under the Credit Facility with respect to which such Erroneous Payment was made (the "Erroneous Payment Impacted Facilities") in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Advances (but not any of its Individual Commitment Amount) of the Erroneous Payment Impacted Facilities, the "Erroneous Payment Deficiency Assignment") at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Individual Commitment Amount which shall survive as to such assigning Lender and (iv) the Agent may reflect in the register its ownership interest in the Advances subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, sell any Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Advance (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitment Amount of any Lender under the Credit Facility and such Individual Commitment Amount under the Credit Facility shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold an Advance (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the applicable Documents with respect to each Erroneous Payment Return Deficiency.

(e)

The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Enerplus Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrower or any other Enerplus Party or (ii) the proceeds of realization from the enforcement of one or more of the Documents against or in respect of one or more of the Enerplus Parties, in each case, for the purpose of making such Erroneous Payment.

(f)

To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on "discharge for value", "good consideration" for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(g)

Each party's obligations, agreements and waivers under this Section 21.19 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Individual Commitment Amount and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Document.

(h)	For purposes of this Section 21.19, each Lender:
(i)

agrees it is executing and delivering this Agreement with respect to this Section 21.19 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 21.19 and any Person receiving funds under or pursuant to any of the Documents on behalf of such Lender or any of such Affiliates;

(ii)

represents, warrants, covenants and agrees that its Affiliates referred to in this Section 21.19 and any Person receiving funds under or pursuant to any of the Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 21.19; and

(iii)

agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 21.19 will be binding upon such Lender and each Lender does hereby indemnify and save the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 21.19, in each case, in accordance with and subject to the limitations in Section 21.9.

21.20Sustainability Structuring Agent Liabilities, Duties and Obligations

(a)

None of the Agent, the Sustainability Structuring Agent or the Arranger, acting in such capacities, make any assurances as to (i) whether this Agreement or any other Document meets any criteria or expectations of the Borrower or any Lender with regard to environmental impact and sustainability performance, or (ii) whether the characteristics of the relevant sustainability performance targets and/or key performance indicators included in the Agreement, including any environmental and sustainability criteria or any computation methodology with respect thereto, meet any industry standards for sustainability-linked credit facilities.

(b)

None of the Agent, the Sustainability Structuring Agent or the Arranger shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Borrower of (i) the relevant sustainability performance targets and/or key performance indicators or (ii) any Applicable Sustainability Adjustment (or any of the data or computations that are part of or related to any such calculation) set forth in any Sustainability Certificate.

(c)

The Sustainability Structuring Agent shall have the same immunities, indemnities, exculpations and exclusions from liability as are prescribed in favour of the Agent in this Agreement, which shall apply mutatis mutandis.

ARTICLE 22

MISCELLANEOUS

22.1Notices

(a)

Unless otherwise provided in the Documents, any notice, consent, direction, approval, request, agreement, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(i)	left at the relevant address set forth below or in Schedule A, as applicable; or
(ii)	sent by facsimile or other means of recorded electronic communication; and
(A)	if to the Agent or the Sustainability Structuring Agent, addressed to it at:

Canadian Imperial Bank of Commerce

Infrastructure/Technology, Infrastructure and Innovation

595 Bay Street, CPS‐7th Floor

Toronto, Ontario M5G 2C2

Attention:Global Agent Administration Services

Fax:[redacted]

Email: [redacted]

(B)	if to any of Enerplus Parties, addressed to any of them at:

Enerplus Corporation

3000 Dome Tower

333 - 7th Avenue S.W.

Calgary, Alberta  T2P 2Z1

Attention:Senior Vice President and Chief Financial Officer

Facsimile:[redacted]

Email:[redacted]

(C)	if to any Lender, addressed to such Lender at the address set forth opposite such Lender's name in Schedule A.
(iii)	The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.
(iv)

Any notice or other communication given or made in accordance with this Section 22.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by facsimile or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter. Notices delivered through electronic communications to the extent provided in Section 22.1(b), shall be effective as provided therein.

(v)	Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.
(b)

Electronic Communications:  Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including email and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes (i) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor, provided that in the case of (i) and (ii), if such notice, email or other communication is not sent within normal business hours of the recipient, such notice or other communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient.

(c)

Change of Address, Etc. Any Party may change its address, facsimile number or email address for notices and other communications hereunder by notice in the manner provided in this Section 22.1 to the other Parties.

(d)	Platform:
(i)

The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").

(ii)

The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent, its Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of the Agent and its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower or its Subsidiaries, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary of the Borrower, or the Agent's transmission of communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any

Subsidiary of the Borrower provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 22.1(d), including through the Platform.

22.2Telephone Instructions

Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

22.3No Partnership, Joint Venture or Agency

Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom. The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

22.4Judgment Currency

(a)

Deficiency. If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the "Original Currency") into another currency (the "Second Currency"), the rate of exchange applicable will be the Spot Rate for the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase. Each Party (the "First Party") agrees that its obligation in respect of any Original Currency due from it to the another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Toronto, Ontario foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency.

(b)

Excess. The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under Section 22.4(a), which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

22.5Further Assurances

The Borrower will, from time to time forthwith at the Agent's request and at the Borrower's own cost and expense, do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required by the Agent with respect to the Credit Facility, the Guarantee Agreements or any part thereof and to give effect to any provision of the Documents.

22.6Expenses

The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the out-of-pocket expenses, including environmental risk assessments, reasonable legal fees (on a solicitor and his own client fully indemnity basis) and disbursements, and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution, syndication, maintenance of the Documents and the enforcement of their rights and remedies under the Documents. The Borrower will not, however, be liable for the wages or salaries of employees of the Agent or the Lenders employed to administer the Credit Facility.

22.7Waiver of Laws

To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

22.8Attornment and Waiver of Jury Trial

The Parties hereto do hereby irrevocably:

(a)

submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b)

waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

22.9Interest on Out-of-Pocket Payments

(a)	Except as otherwise provided in this Agreement, interest will be paid by the Parties as follows:
(i)

on amounts for which any Party has actually incurred an out-of-pocket expense and for which another Party has an obligation under the Documents to reimburse such amounts to the Party incurring the expenses, interest will be payable on such amount at the Canadian Prime Rate or U.S. Base Rate, as applicable for the currency in which such amount is payable, in each case, plus the Applicable Margin plus 1% per annum from and including the day on which the amount was incurred to but excluding the day on which the amount is reimbursed if, commencing on the date which is three (3) Banking Days following a demand for payment of the amount in accordance with the terms of the Documents, such expense has not been paid; and

(ii)

on amounts payable by one Party to another Party under the Documents where such payment is in default but the non-payment of such amount has not required an actual out-of-pocket expense by the Party to whom such payment is due, at the

Canadian Prime Rate or U.S. Base Rate, as applicable for the currency in which such amount is payable, in each case, plus the Applicable Margin plus 1% per annum from and including the day on which the payment was due to, but excluding the day on which the payment is made whether before or after judgment, but if such payment is a reimbursement by the Lenders to the Borrower for overpayment by it to the Lenders or is in respect of an inadvertent underpayment by the Agent, the Lenders or the Borrower to another Party (based on information provided by such other Party), such interest will only be calculated from the date which is three (3) Banking Days following a demand for payment by the Party entitled to it.

(b)

All interest referred to in this Section 22.9 will be simple interest calculated daily on the basis of a 365 or 366 day year, as applicable. For the purposes of the Interest Act (Canada), the annual rates of interest to which such rates are equivalent are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by 365 or 366, as applicable.

22.10Payments Due on Banking Day

Whenever any payment hereunder will be due on a day other than a Banking Day such payment will be made on the next succeeding Banking Day, and such extension of time will in such case be included in the computation of payment of interest thereunder.

22.11Anti-Money Laundering Legislation

(a)

The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or unitholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly: (i) provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and (ii) notify the recipient of any such information of any changes thereto.

(b)

If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Restricted Subsidiary or any authorized signatories of the Borrower or any Restricted Subsidiary for the purposes of applicable AML Legislation on such Lender's behalf, then the Agent:

(i)

shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a "written agreement" in such regard between such Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.
(c)

Notwithstanding the preceding sentence, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Restricted Subsidiary or any authorized signatories of the Borrower or any Restricted Subsidiary, on behalf of any

Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Restricted Subsidiary or any such authorized signatory in doing so.

22.12Whole Agreement

This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Enerplus Parties on the other hand, and cancels and supersedes any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

22.13Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:
(i)	a reduction in full or in part or cancellation of any such liability;
(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its Lender Parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

22.14Acknowledgement Regarding Any Supported QFCs

To the extent that the Documents provide support, through a guarantee or otherwise, for any Hedging Agreement or any other agreement or instrument that is a QFC (such support, "QFC Credit Support" and each such QFC a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction):

(a)

In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S.

Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)	As used in this Section 22.14, the following terms have the following meanings:

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"Covered Entity" means any of the following:

(i)	a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
(ii)	a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
(iii)	a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"QFC" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

22.15Counterparts; Integration; Effectiveness; Electronic Execution

(a)

Counterparts; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, and all of which when taken together shall constitute a single contract. This Agreement shall become effective when it has been executed by the Agent and each of the other parties hereto and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement and each other Document by facsimile or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement and such other Document.

(b)

Electronic Execution of Agreement and other Documents. The words "execution", “execute”, "signed", "signature", and words of like import in or related to any document to be signed in connection with this Agreement or any other Document and the transactions contemplated hereby and thereby shall be deemed to include electronic signatures or the keeping of records in electronic form, including .pdf and DocuSign, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Law, including, without limitation, as provided in Parts 2 and 3 of the

Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such Documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any Document or signature executed electronically or delivered by fax or other electronic transmission.

[The remainder of this page has intentionally been left blank]

THIS AGREEMENT has been executed effective as of the date first written above.

ENERPLUS CORPORATION, as Borrower
Per:	(signed)
Name:	[redacted]
Title:	Senior Vice-President and Chief Financial Officer

Per:	(signed)
Name:	[redacted]
Title:	Vice-President, Finance

[Signature page – Enerplus US$900MM A&R Credit Agreement]

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Sustainability Structuring Agent and Lender
Per:	(signed)
Name:	[redacted]
Title:	Executive Director

Per:	(signed)
Name:	[redacted]
Title:	Executive Director

[Signature page – Enerplus US$900MM A&R Credit Agreement]

ROYAL BANK OF CANADA, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Authorized Signatory

Per:
Name:
Title:

[Signature page – Enerplus US$900MM A&R Credit Agreement]

BANK OF MONTREAL, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Managing Director

Per:
Name:
Title:

[Signature page – Enerplus US$900MM A&R Credit Agreement]

THE BANK OF NOVA SCOTIA, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Director

Per:	(signed)
Name:	[redacted]
Title:	Associate Director

[Signature page – Enerplus US$900MM A&R Credit Agreement]

THE TORONTO-DOMINION BANK, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Managing Director

Per:	(signed)
Name:	[redacted]
Title:	Vice President

[Signature page – Enerplus US$900MM A&R Credit Agreement]

NATIONAL BANK OF CANADA, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Authorized Signatory

Per:	(signed)
Name:	[redacted]
Title:	Authorized Signatory

[Signature page – Enerplus US$900MM A&R Credit Agreement]

CITIBANK, N.A., CANADIAN BRANCH, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Managing Director

Per:
Name:
Title:

[Signature page – Enerplus US$900MM A&R Credit Agreement]

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Director

Per:
Name:
Title:

[Signature page – Enerplus US$900MM A&R Credit Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Director

Per:	(signed)
Name:	[redacted]
Title:	Managing Director

[Signature page – Enerplus US$900MM A&R Credit Agreement]

ATB FINANCIAL, as Lender
Per:	(signed)
Name:	[redacted]
Title:	Director, Corporate Banking

Per:	(signed)
Name:	[redacted]
Title:	Associate Director, Corporate Banking

[Signature page – Enerplus US$900MM A&R Credit Agreement]

Schedule A to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

LIST OF LENDERS AND COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (U.S.$)
Canadian Imperial Bank of Commerce	[redacted] Attention: Managing Director Facsimile: [redacted]	[redacted]
Royal Bank of Canada	[redacted] Attention: Managing Director Facsimile: [redacted]	[redacted]
Bank of Montreal	[redacted] Attention: Managing Director Facsimile: [redacted]	[redacted]
The Bank of Nova Scotia	[redacted] Attention: Managing Director Facsimile: [redacted]	[redacted]
The Toronto-Dominion Bank	[redacted] Attention: Vice President and Director Facsimile: [redacted]	[redacted]
National Bank of Canada	[redacted] Attention: Director, Energy Group Facsimile: [redacted] Email: [redacted] (if possible, we would prefer not to receive faxes)	[redacted]
Citibank, N.A., Canadian Branch	[redacted] Attention: Assistant Vice President Facsimile: [redacted]	[redacted]
Wells Fargo Bank, N.A., Canadian Branch	[redacted] Attention: Portfolio Manager Facsimile: [redacted]	[redacted]
Fédération des caisses Desjardins du Québec	[redacted] Attention: Senior Manager/Vice-President Facsimile: [redacted]	[redacted]

A-2

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (U.S.$)

ATB Financial	[redacted] Attention: Manager, Energy and Commercial Banking Facsimile: [redacted]	[redacted]
COMMITMENT AMOUNT:		$900,000,000

FRONTING LENDERS AND INDIVIDUAL FRONTED LC COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (U.S.$)
Canadian Imperial Bank of Commerce	[redacted] Attention: Managing Director Facsimile: [redacted]	[redacted]

Schedule B to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

FORM OF NOTICE OF BORROWING

NOTICE OF BORROWING

TO:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement ("CIBC")

Infrastructure/Technology, Infrastructure and Innovations

Attention: Global Agent Administration Services

Fax: [redacted]

Email: [redacted]

AND TO: [Swing Line Advances only:]	CANADIAN IMPERIAL BANK OF COMMERCE, as Swing Line Lender Email: [redacted] [redacted] [redacted] and [redacted]
RE:

ENERPLUS CORPORATION – Amended and Restated Credit Agreement made as of November 3, 2022 among Enerplus Corporation, CIBC and the other Lenders and CIBC as Agent for the Lenders (as amended from time to time, the "Credit Agreement")

1.	The Drawdown Date is the ________ day of __________________, 20___.
2.	The requested Advance is as follows:

[DELETE AS APPLICABLE:]

SYNDICATED ADVANCE

Pursuant to Section 6.2 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Advances be made available as Syndicated Advances:

CANADIAN DOLLARS

TYPE OF ADVANCE	PRINCIPAL AMOUNT	INTEREST PERIOD
Canadian Prime Rate Loan		N/A
Bankers' Acceptance
To be purchased by [(all, Schedule I, Schedule II, Schedule III)] [choose one or more as applicable] Lenders

B-2

Borrower to market Bankers' Acceptances of Lenders whose Bankers' Acceptances are not purchased as above (circle one)	YES NO
Fronted Letter of Credit (Financial LC)
Fronted Letter of Credit (Non-Financial LC)
Fronting Lender:

U.S. DOLLARS

TYPE OF ADVANCE	PRINCIPAL AMOUNT	INTEREST PERIOD
U.S. Base Rate Loan		N/A
SOFR Loan
Fronted Letter of Credit (Financial LC)
Fronted Letter of Credit (Non-Financial LC)
Fronting Lender:

SWING LINE ADVANCE

Pursuant to Section 3.9 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Advances be made available as Swing Line Loan:

CANADIAN DOLLARS

TYPE OF ADVANCE	PRINCIPAL AMOUNT	INTEREST PERIOD
Canadian Prime Rate Loan		N/A
Bankers' Acceptance
To be purchased by Swing Line Lender? (circle one)	YES NO
Borrower to market Bankers' Acceptances? (circle one)	YES NO
Swing Line Letter of Credit (Financial LC)
Swing Line Letter of Credit (Non-Financial LC)

B-3

U.S. DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	INTEREST PERIOD
U.S. Base Rate Loan		N/A
Swing Line Letter of Credit (Financial LC)
Swing Line Letter of Credit (Non-Financial LC)
Fronting Lender:

3.	No Default or Event of Default has occurred, is continuing and no Default or Event of Default will occur as a result of the Advances requested herein.
4.	Subject to Section 13.2 of the Credit Agreement, each of the representations and warranties set out in Article 13 of the Credit Agreement is true and correct as of the date hereof.
5.	Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this ______ day of _____________, 20___, at Calgary, Alberta.

ENERPLUS CORPORATION
Per:
Name:
Title:

Schedule C to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

FORM OF NOTICE OF ROLLOVER, NOTICE OF CONVERSION OR NOTICE OF REPAYMENT

NOTICE OF ROLLOVER, NOTICE OF CONVERSION OR NOTICE OF REPAYMENT

TO:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement ("CIBC")

Infrastructure/Technology, Infrastructure and Innovations

Attention:    Global Agent Administration Services

Fax:             [redacted]

Email:          [redacted]

AND TO: [Swing Line Advances only:]	CIBC, as Swing Line Lender Email: [redacted] [redacted] [redacted] and [redacted]
RE:

ENERPLUS CORPORATION – Amended and Restated Credit Agreement made as of November 3, 2022 among Enerplus Corporation, CIBC and the other Lenders and CIBC as Agent for the Lenders (as amended from time to time, the "Credit Agreement")

1.	Pursuant to Section 6.4 of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent that it will be:
(a)	rolling over part or all of the Advance made as a [Syndicated Advance/Swing Line Loan] [choose one] described as:
Type of Advance:

*Principal Amount:

Interest Period Maturity Date:

into the same Advance made as a [Syndicated Advance/Swing Line Loan] [choose one]

Interest Period:

*if only part of maturing Advance is rolled over, please indicate.

[or]

(b)	converting part or all of the Advance made as a [Syndicated Advance/Swing Line Loan] [choose one] described as:
Type of Advance:

*Principal Amount:

Interest Period Maturity Date:

C-2

into an Advance made as a [Syndicated Advance/Swing Line Loan] [choose one] described as:

*if only part of maturing Advance is rolled over, please indicate.

Type of Advance:

*Principal Amount:

Interest Period:

[or]

(c)	repaying part or all of the Advance described as:
Type of Advance:

Principal Amount:

Interest Period:

effective the _______ day of __________________________, 20___.

2.

To the extent that this Notice rolls over or converts any Advances to Bankers' Acceptances, [[(all, Schedule I, Schedule II, Schedule III, no)] [choose one or more as applicable] Lenders will purchase them at the applicable Discount Rate [or] [the Borrower [will/will not] market the Bankers' Acceptances.]]

3.	No Default or Event of Default has occurred and is continuing.
4.	Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this _____ day of _________________, 20___ at Calgary, Alberta time.

ENERPLUS CORPORATION

Per:
Name:
Title:

Schedule D to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

FORM OF ASSIGNMENT

ASSIGNMENT

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as ("CIBC")

TO:	The Lenders

AND TO:	ENERPLUS CORPORATION

RE:

Amended and Restated Credit Agreement dated 3, 2022 among Enerplus Corporation, as borrower (the "Borrower"), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

DATE:	[•] (the "Effective Date")

Unless otherwise indicated, terms defined in the Credit Agreement have the same meanings when used herein.

1.

[Name of assignee lender] (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Credit Agreement and the other Documents and further acknowledges the provisions of the Credit Agreement and the other Documents.

2.

The Assignee desires to become a Lender under the Credit Agreement. Effective on the Effective Date, [Name of assigning lender] (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee, and the Assignee hereby irrevocably purchases and assumes, an interest in the Credit Facility, the Assignee assumes the obligations of the Assignor in respect of the Assignor's Individual Commitment Amount to the extent of U.S. $[•] of such commitment (the "Assigned Commitment"), and a share of the rights of the Assignor as a Lender under the Credit Agreement to the extent of the Assigned Commitment, including without limitation, a share (the "Pro Rata Share") of the rights of the Assignor with respect to the Aggregate Principal Amount owing to the Assignor under the Credit Facility equal to the proportion that the amount of the Assigned Commitment bears to U.S. $[•] (being the amount of the Individual Commitment Amount of the Assignor on the Effective Date prior to the assignment and transfer under this Assignment) (the Assigned Commitment and such Pro Rata Share are referred to herein as the "Assigned Interest"); and, accordingly, the Assignee has agreed to execute this Assignment and deliver an original of it to the Agent.

3.

The Assignee, by its execution and delivery of this Assignment, agrees that from and after the date hereof it will be a Lender under the Credit Agreement to the extent of the Assigned Commitment and the Pro Rata Share and agrees to be bound by and to perform, where required, all of the terms, conditions and covenants of the Credit Agreement and the other Documents applicable to a Lender; but its liability to make Advances will be limited to its share of such Advances based upon its Individual Commitment Amount identified in paragraph 4 below, subject to the provisions of the Credit Agreement.

4.	The Assignee confirms that its Individual Commitment Amount under the Credit Agreement will be as follows:

[State amount in U.S. Dollars.]

5.

The Assignee agrees to assume all liabilities and obligations of the Assignor as a Lender under the Credit Agreement and the other Documents to the extent of the Assigned Interest as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent but only in respect of such obligations and liabilities arising from and after the Effective Date.

6.

The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents, (iii) the financial condition of any of the Enerplus Parties or any other Person obligated in respect of any Document or (iv) the performance or observance by any of the Enerplus Parties or any other Person of any of their respective obligations under any Document.

7.

The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it has received a copy of the Credit Agreement, copies of the most recent financial statements of the Borrower delivered pursuant to the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender; and (b) agrees that (i) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, and (ii) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Documents, and (iii) it will perform in accordance with their terms all of the obligations which by the terms of the Documents are required to be performed by it as a Lender.

8.

From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

9.	Notices will be given to the Assignee in the manner provided for in the Credit Agreement at the following address:
[•]

Attention:	[•]

Facsimile:	[•]

10.	This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by facsimile or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the Laws in force in the Province of Alberta from time to time.

DATED this ______ day of _____________, 20___.

[Name of Assignee]

Per:
Name:	[·]
Title	[·]

* * *

The Assignor hereby acknowledges the above Assignment and agrees that its Individual Commitment Amount is reduced by an amount equal to the Individual Commitment Amount assigned to the assignee hereby.

DATED this ______ day of _____________, 20___.

[Name of Assignee]

Per:
Name:	[·]
Title	[·]

Consented to and acknowledged this ____ day of _____________, 20___ by:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

Per:
Name:	•
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Fronting Lender

Per:
Name:	•
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Swing Line Lender

Per:
Name:	•
Title:

[If No Event of Default] ENERPLUS CORPORATION

Per:
Name:	•
Title:

Schedule E to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

LIST OF SUBSIDIARIES AS OF THE RESTATEMENT DATE

Legal Name	Jurisdiction of Organization	Location of Chief Executive Office	Shareholder/Unitholder	Designation
3104613 Nova Scotia Limited	Nova Scotia	Alberta	100% owned by the Borrower	Material Restricted Subsidiary
Enerplus Resources U.S. Inc.	Delaware	Colorado	100% owned by 3104613 Nova Scotia Limited	Material Restricted Subsidiary
Enerplus Resources (USA) Corporation	Delaware	Colorado	100% owned by Enerplus Resources U.S. Inc.	Material Restricted Subsidiary
Enerplus Energy Ltd.	Alberta	Alberta	100% owned by the Borrower	Restricted Subsidiary
Enerplus USA 2006 Acquisition Inc.	Delaware	Colorado	100% owned by Enerplus Resources U.S. Inc.	Restricted Subsidiary
Enerplus Williston I, LLC	Delaware	Colorado	100% owned by Enerplus Resources (USA) Corporation	Restricted Subsidiary
Enerplus Williston II, LLC	Delaware	Colorado	100% owned by Enerplus Resources (USA) Corporation	Restricted Subsidiary

Schedule F to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

FORM OF COMPLIANCE CERTIFICATE

COMPLIANCE CERTIFICATE

TO:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement ("CIBC")

Infrastructure/Technology, Infrastructure and Innovations

Attention: Global Agent Administration Services

Fax: [redacted]

Email: [redacted]

AND TO:	ENERPLUS CORPORATION
RE:

Amended and Restated Credit Agreement dated November 3, 2022among Enerplus Corporation, as borrower (the "Borrower"), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

This Compliance Certificate is delivered pursuant to Section 14.1(g) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert title of officer] of the Borrower and hereby certify in such capacity for and on behalf of the Enerplus Parties, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

1.	This Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending _______________, _____ (the "Calculation Date");
2.

I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and each of the other Enerplus Parties as I have deemed necessary for purposes of this Compliance Certificate;

3.

No Default or Event of Default has occurred and is continuing except those Defaults or Events of Default that have been expressly disclosed, in writing, to and waived by, in writing, the Lenders in accordance with the terms of the Credit Agreement;

4.	There have been no changes to Schedule E of the Credit Agreement [except as follows:]

[describe changes, if any and provide revised Schedule E]

5.

There are no Material Restricted Subsidiaries that are not party to a Guarantee Agreement or that have not provided a Guarantee Agreement to the Agent in accordance with Section 14.1(u) of the Credit Agreement.

6.	The Borrower and the Restricted Subsidiaries own not less than 85% of Consolidated Tangible Assets.

F-2

7.	The Consolidated Senior Debt to EBITDA Ratio of the Borrower as of the Calculation Date is _____________ :1.00, as calculated and presented on Exhibit "1" attached hereto;
8.	The Consolidated Senior Net Debt to EBITDA Ratio of the Borrower as of the Calculation Date is _____________ :1.00, as calculated and presented on Exhibit "2" attached hereto;
9.	The Consolidated Total Debt to EBITDA Ratio of the Borrower as of the Calculation Date is ____________ :1.00, as calculated and presented on Exhibit "3" attached hereto;
10.	The Consolidated Senior Debt to Capitalization of the Borrower as of the Calculation Date is ____________ % as calculated and presented on Exhibit "4" attached hereto;
11.	The Consolidated Tangible Assets of the Borrower as at the Calculation Date are $____________, as calculated and presented on Exhibit "5" attached hereto;

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this _______ day of ______________________, 20___.

ENERPLUS CORPORATION
Per:
Name:
Title:

EXHIBIT 1

CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 2

CONSOLIDATED SENIOR NET DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 3

CONSOLIDATED TOTAL DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 4

CONSOLIDATED SENIOR DEBT TO

CAPITALIZATION RATIO OF THE BORROWER CALCULATION

EXHIBIT 5

CONSOLIDATED TANGIBLE ASSETS OF THE BORROWER CALCULATION

Schedule G to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

FORM OF DESIGNATION OF ENERPLUS PARTIES

DESIGNATION OF ENERPLUS PARTIES

TO:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement ("CIBC")

Infrastructure/Technology, Infrastructure and Innovations

Attention: Global Agent Administration Services

Fax: [redacted]

Email: [redacted]

AND TO:	ENERPLUS CORPORATION
RE:

Amended and Restated Credit Agreement dated November 3, 2022 among Enerplus Corporation, as borrower (the "Borrower"), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

1.	Capitalized terms in this Certificate shall have the meanings set out in the Credit Agreement.
2.

[Pursuant to Section 15.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] (currently a Non-Restricted Subsidiary) as a Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.

-or-

Pursuant to Section 15.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] (currently a Restricted Subsidiary) as a Non-Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.]

3.

No Default or Event of Default has occurred and is continuing unless the exercise of the Borrower's discretion under paragraph 2 above would cause such Default or Event of Default to be cured and no Default or Event of Default would result from or exist immediately after such a designation.

4.	The Borrower is entitled pursuant to the terms of the Credit Agreement to make the designation referenced in this Certificate.
5.	The Restricted Subsidiaries under and for the purposes of the Credit Agreement and the Documents as of the date hereof are as set forth in Exhibit A to this Certificate.

G-2

DATED this _____ day of ___________________, 20___ at Calgary, Alberta.

ENERPLUS CORPORATION

Per:
Name:
Title:

Per:
Name:
Title:

EXHIBIT A

TO DESIGNATION OF Enerplus PARTIES CERTIFICATE

Material Restricted Subsidiary(ies)

[•]

Restricted Subsidiary(ies)

[•]

Non-Restricted Subsidiary(ies)

[•]

Schedule H to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

FORM OF GUARANTEE AGREEMENT

GUARANTEE AGREEMENT

This Guarantee is made as of [•].

TO:	Canadian Imperial Bank of Commerce, in its capacity as Administrative Agent (as hereinafter defined)

For valuable consideration, receipt whereof is hereby acknowledged, [•] (the "Guarantor") hereby irrevocably, absolutely and unconditionally:

(a)

guarantees to the Administrative Agent for and on behalf of itself and the Lenders (as hereinafter defined) the full, prompt and punctual payment and performance of the Obligations (as hereinafter defined) on demand, subject to Section 11; and

(b)

indemnifies and saves harmless the Administrative Agent and the Lenders (as hereinafter defined) from and against any and all losses, damages, costs, expenses or liabilities suffered or incurred by the Administrative Agent or any Lender (as hereinafter defined) resulting or arising from or relating to any failure of any Other Loan Party to pay in full or fully perform the Obligations as and when due, provided that the amount of such indemnification shall not exceed the amount of such Obligations together with any and all other amounts due and owing hereunder from time to time.

And the Guarantor agrees with the Administrative Agent and the Lenders as follows:

1.

Definitions.  In this Guarantee, including any preamble and recitals and the guarantee provision set forth above, unless there is something in the subject matter or context inconsistent therewith, the following terms and expressions (including the singular and plural form and derivatives thereof) shall have the following meanings:

(a)	"Administrative Agent" means Canadian Imperial Bank of Commerce, in its capacity as administrative agent for the Lenders, and any successor thereof appointed pursuant to the Credit Agreement;
(b)	"Borrower" means Enerplus Corporation and its successor and permitted assigns;
(c)	"Commodity Exchange Act" means the U.S. Commodity Exchange Act of 1936 (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute;
(d)

"Credit Agreement" means the amended and restated credit agreement dated November 3, 2022 among the Borrower as borrower, the financial institutions which are or may become party thereto from time to time, as lenders, and Canadian Imperial Bank of Commerce, as administrative agent for such lenders, providing for, inter alia, an extendible revolving credit facility, as such credit agreement may be amended, amended and restated, modified, replaced, restated or supplemented from time to time;

(e)

"Documents" shall have the meaning ascribed thereto from time to time in the Credit Agreement, in each case as the same may be amended, amended and restated, modified, replaced or supplemented from time to time;

(f)

"Excluded Swap Obligation" means, with respect to the Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of, or the grant by the Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the Guarantor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time this Guarantee or the grant of such security interest becomes effective with respect to such Swap Obligation, unless otherwise agreed between the Borrower and the Administrative Agent.  If any Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which this Guarantee or such security interest is or becomes illegal;

(g)	"Guarantee" means this Guarantee Agreement, as the same may be amended, amended and restated, modified, supplemented, replaced or restated from time to time;
(h)	"Lenders" has the meaning assigned to that term under the Credit Agreement and for the purposes of this Guarantee, includes the Hedge Providers and the Cash Management Lenders;
(i)

"Obligations" means all obligations, indebtedness and liabilities of the Other Loan Parties, or any of them, to the Administrative Agent and the Lenders, or any of them, arising out of or contemplated by the Credit Agreement, any other Document, any Hedging Agreement entered into with a Hedge Provider and any Cash Management Services and including all Hedge Obligations and Cash Management Obligations of any such Other Loan Party, and whether present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether such Other Loan Parties or any of them be bound alone or with others and whether as principal or surety; provided that, notwithstanding anything herein to the contrary, Obligations shall exclude Excluded Swap Obligations;

(j)	"Other Loan Parties" means collectively, the Borrower and each Restricted Subsidiary from time to time other than the Guarantor and "Other Loan Party" means any of them;
(k)

"Qualified ECP Guarantor" means, in respect of any Swap Obligation, the Guarantor, provided that (a) the Guarantor has total assets exceeding $10,000,000 at the time this Guarantee becomes effective with respect to such Swap Obligation or (b) the Guarantor constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act; and

(l)

"Swap Obligation" means, with respect to any Enerplus Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of section 1a(47) of the Commodity Exchange Act.

Capitalized terms which are not otherwise defined herein shall have the meanings assigned to them under the Credit Agreement.

2.

Keepwell. Without derogation from the foregoing or any other provision of this Guarantee, to the extent that the Guarantor is a Qualified ECP Guarantor in respect of any Swap Obligations, the Guarantor hereby absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each Other Loan Party to honour all of its obligations under its respective Guarantee Agreement in respect of such Swap Obligations. The obligations of the Guarantor under this Section 2 shall remain in full force and effect until this Guarantee is discharged in accordance with the Credit Agreement or otherwise in accordance with its terms.  The Guarantor intends that this Section 2 constitute, and this Section 2 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each Other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

3.

Acknowledgment of Administrative Agent Capacity.  This Guarantee is granted to the Administrative Agent in its capacity as agent for the Lenders. All of the covenants, representations, warranties, rights, benefits and protections made or given in favour of the Administrative Agent hereunder are acknowledged to be for the joint and several benefit of the Administrative Agent and each of the Lenders from time to time.

4.

Evidence of Accounts.  Any account settled or stated between the Administrative Agent or any Lender, on the one hand, and any Other Loan Party, on the other hand, shall be accepted by the Guarantor as prima facie evidence that the amount thereby appearing due by such Other Loan Party is so due.

5.

Waiver of Defences.  The liability of the Guarantor under this Guarantee shall be irrevocable, unconditional and absolute, and, without limiting the generality of the foregoing, the obligations of the Guarantor shall not be released, discharged, limited or otherwise affected by, and the Guarantor hereby waives as against the Administrative Agent for and on behalf of the Lenders to the fullest extent permitted by applicable Law, any defence relating to:

(a)

any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation or otherwise unless such extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release shall specifically release the Guarantor from its indebtedness, obligations or liabilities hereunder or any part thereof or is a payment of all the Obligations in full;

(b)	any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable in respect thereof;
(c)

whether the Hedge Obligations of the Other Loan Parties shall be in respect of commodity risk, interest rate risk, currency risk or otherwise and whether on a financial or physical basis, and whether speculative or not;

(d)

any defence based upon any incapacity, disability or lack or limitation of status or power of any Other Loan Party, the Guarantor or any other Person or of the directors, officers, employees, partners or agents thereof, or that any Other Loan Party, the Guarantor or any other Person may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of moneys or credits in respect of the Obligations;

(e)	any change in the existence, structure, constitution, name, control or ownership of any Other Loan Party, the Guarantor or any other Person;
(f)

any insolvency, bankruptcy, amalgamation, merger, reorganization, arrangement or other similar proceeding affecting any Other Loan Party, the Guarantor or any other Person or the assets of any Other Loan Party, the Guarantor or any other Person;

(g)	any change in the shareholdings or membership of the Guarantor through the retirement of one or more partners or the introduction of one or more partners or otherwise;

(h)

the existence of any claim, set-off or other rights which the Guarantor may have at any time against any Other Loan Party, any of the Lenders, the Administrative Agent or any other Person, whether in connection with the Obligations or any unrelated transactions;

(i)

any release or non-perfection or any invalidity, illegality or unenforceability relating to or against any Other Loan Party, the Guarantor or any other Person, whether relating to any instrument evidencing the Obligations or any other agreement or instrument relating thereto or any part thereof or any provision of applicable Law purporting to prohibit the payment by any Other Loan Party, the Guarantor or any other Person of any of the Obligations;

(j)

any limitation, postponement, prohibition, subordination or other restriction on the rights of the Administrative Agent or any Lender to payment of the Obligations or to take any steps in respect thereof, including any stay of proceedings against any Other Loan Party or any direct or indirect guarantor of the Obligations;

(k)	any release, substitution or addition of any co-signer, endorser, other guarantor or any other Person in respect of the Obligations;
(l)

any defence arising by reason of any failure of the Administrative Agent or any Lender to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including notice of:

(i)	acceptance of this Guarantee;
(ii)	partial payment or non-payment of all or any part of the Obligations; and
(iii)	the existence, creation, or incurring of new or additional Obligations;
(m)

any defence arising by reason of any failure of the Administrative Agent or any Lender to proceed against any Other Loan Party or any other Person, to proceed against, apply or exhaust any security held from any Other Loan Party, the Guarantor or any other Person for the Obligations, or to proceed against or to pursue any other remedy in the power of the Administrative Agent or any Lender whatsoever;

(n)

the benefit of any Law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligations;

(o)

any defence arising by reason of any incapacity, lack of authority, or other defence of any Other Loan Party, the Guarantor or any other Person, or by reason of the cessation from any cause whatsoever of the liability of any Other Loan Party, the Guarantor or any other Person with respect to all or any part of the Obligations, or by reason of any act or omission of the Administrative Agent, any Lender or others which directly or indirectly results in the discharge or release of any Other Loan Party, the Guarantor or all or any part of the Obligations or any security, or guarantee therefor, whether by operation of law or otherwise;

(p)

any defence arising by reason of any failure by the Administrative Agent or any Lender to obtain, perfect or maintain a perfected (or any) Security Interest upon any property of any Other Loan Party, the Guarantor or any other Person or by reason of any interest of the Administrative Agent or any Lender in any property, whether as owner thereof or the holder of a Security Interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Administrative Agent or any Lender of any right to recourse or collateral;

(q)	any defence arising by reason of the failure of the Administrative Agent or any Lender to marshal any assets;
(r)

any defence based upon any failure of the Administrative Agent to give to any Other Loan Party, the Guarantor or any other Person notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Administrative Agent or any Lender to comply with any provision of applicable Law in enforcing any Security Interest upon any such property, including any failure by the Administrative Agent or any Lender to dispose of any such property in a commercially reasonable manner;

(s)	any dealing whatsoever with any Other Loan Party, the Guarantor or other Person or any security, whether negligently or not, or any failure to do so;
(t)	any extinguishment of all or any of the Obligations for any reason whatsoever (other than the actual satisfaction thereof); or
(u)

any other Law, event or circumstance which might otherwise constitute a defence available to, or a discharge of the Guarantor, any other act or omission to act or delay of any kind by any Other Loan Party, the Administrative Agent, any Lender, the Guarantor or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 5, constitute a legal or equitable discharge, limitation or reduction of the obligations of the Guarantor hereunder (other than the payment or satisfaction in full of all of the Obligations).

The foregoing provisions apply (and the foregoing waivers shall be effective) even if the effect is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against any Other Loan Party for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy.

6.

Indemnity.  The Guarantor shall be liable for and shall indemnify and save the Administrative Agent and the Lenders harmless from and against any losses which may arise by virtue of any of the Obligations or any agreement related thereto being or becoming for any reason whatsoever in whole or in part (a) void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable in accordance with its terms, or (b) released or discharged by operation of law other than by reason of a release by the Administrative Agent and the Lenders (collectively an "Indemnifiable Circumstance"). For greater certainty, these losses shall include the amount of all obligations which would have been payable by the Other Loan Party but for the existence of an Indemnifiable Circumstance. The Guarantor shall also be liable for and shall indemnify and save the Administrative Agent and the Lenders harmless from and against any and all liabilities, costs and expenses (including reasonably legal fees and expenses on a solicitor and his own client full indemnity basis) (x) incurred by the Administrative Agent or any Lender in the preparation, registration, administration or enforcement of this Guarantee, (y) with respect to or resulting from any failure or delay by the Guarantor in performing or observing any of its obligations under this Guarantee, and (z) incurred by the Administrative Agent or any Lender in performing or observing any of the other covenants of the Guarantor under this Guarantee.

7.

No Waiver.  No delay on the part of the Administrative Agent or any Lender in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof.  No amendment to this Guarantee or waiver of any of the rights of the Administrative Agent or any Lender hereunder shall be deemed to be made by the Administrative Agent or any Lender unless the same shall be in writing, duly signed on behalf of the Administrative Agent and each such waiver, if any, shall apply only with respect to the specific instance involved and for the specific purpose for which given, and shall in no way impair the rights or liabilities of the Administrative Agent or the Guarantor hereunder in any other respect at any other time.

8.

Deemed Existence.  If at any time, all or any part of any payment previously applied by the Administrative Agent or any Lender to any Obligation is or must be rescinded or returned by the Administrative Agent or any Lender for any reason whatsoever (including the insolvency, bankruptcy, or reorganization of the Guarantor or any Other Loan Party) such Obligation shall, for the purpose of this Guarantee, to the extent that such payment is rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Administrative Agent or any Lender, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by the Administrative Agent or any Lender had not been made.

9.

Postponement.  All indebtedness and liability, present and future, of the Other Loan Parties to the Guarantor is hereby postponed to the Obligations. All payments received by the Guarantor from any Other Loan Party in respect of such indebtedness and liability subsequent to the occurrence of an Event of Default which is continuing shall be received by the Guarantor in trust for the Administrative Agent for itself and the rateable benefit of the Lenders and the other senior creditors of the Other Loan Parties to whom the Guarantor has postponed such indebtedness and liability to the obligations owed to such other senior creditor on similar terms to the postponement in this Section 8 (the "Other Senior Creditors") and shall, subject to all applicable Laws relating to bankruptcy, insolvency or other Laws affecting creditors' rights generally, to the extent of its legal entitlement to do so, be paid over to the Administrative Agent and the Other Senior Creditors on a pro rata basis forthwith upon receipt thereof by the Guarantor and the portion thereof received by the Administrative Agent shall be applied against the Obligations as provided for in the Credit Agreement. In case of liquidation, winding-up or bankruptcy of any Other Loan Party (whether voluntary or involuntary) or any composition with creditors or scheme of arrangement, the Administrative Agent and the Lenders will have the right to rank for their full claims and receive all dividends or other payments in respect thereof in priority to the Guarantor until the claims of the Administrative Agent and the Lenders have been irrevocably and unconditionally paid in full and the Guarantor will continue to be liable hereunder for any balance which may be owing to the Administrative Agent or the Lenders by the Other Loan Parties. In the event of the valuation by the Administrative Agent of any of its security and/or the retention thereof by the Administrative Agent, such valuation and/or retention will not, as between the Administrative Agent and the Lenders and the Guarantor, be considered as a purchase of such security, or as payment or satisfaction of the Obligations or any part thereof. The foregoing provisions of this Section 9 will not in any way limit or lessen the liability of the Guarantor under any other section of this Guarantee.

10.

Other Securities.  This Guarantee is in addition to and not in substitution for any other guarantee or any other securities by whomsoever given at any time held by the Administrative Agent or any Lender for any present or future Obligations and the Administrative Agent or any Lender shall at all times have the right to proceed against or realize upon all or any portion of any other guarantees or securities or any other money or assets to which it may become entitled or have a claim in such order and in such manner as it in its sole and unfettered discretion may deem fit.

11.

Continuing Guarantee.  This Guarantee is a continuing guarantee and: (a) shall remain in full force and effect in accordance with its terms until payment in full of all amounts payable under this Guarantee and termination of the Lenders' commitments and obligations under and pursuant to the Documents; and (b) shall enure to the benefit of the Administrative Agent, each Lender and their respective successors and assigns, and shall be binding upon the Guarantor, its successors and permitted assigns.

12.

Enforcement of Guarantee.  The obligations of the Guarantor under this Guarantee shall be enforceable by the Administrative Agent upon demand by the Administrative Agent for payment of the Obligations in accordance with the terms hereof without the necessity of any action or recourse whatsoever against any Other Loan Party, any security or any other guarantor. The remedies provided in this Guarantee are cumulative and not exclusive of any remedies provided by applicable Law, the Documents or otherwise. The Administrative Agent shall be entitled to make demand upon the Guarantor at any time during the continuance of an Event of Default and upon any such demand the Administrative Agent and the Lenders may treat all Obligations as due and payable and may forthwith collect from the Guarantor all Obligations. The Guarantor shall make payment to or performance in favour of the Administrative Agent of all Obligations forthwith after demand therefor is made upon the Guarantor by the Administrative Agent as aforesaid.

13.

Subrogation.  This Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to the Administrative Agent or any Lender, and all dividends, compensations, proceeds of security valued and payments received by the Administrative Agent or any Lender from any Other Loan Party, the Guarantor or from others or from any estate shall be regarded for all purposes as payments in gross without right on the part of any Guarantor to claim in reduction of the liability under this Guarantee the benefit of any such dividends, compositions, proceeds or payments or any securities held by the Administrative Agent or any Lender or proceeds thereof, and the Guarantor shall have no right to be subrogated in any rights of the Administrative Agent until the Administrative Agent shall have received full, final and indefeasible payment and performance of the Obligations and the Lenders have no further obligation to extend credit or advance monies to or for the benefit of any Other Loan Party.

14.

Foreign Currency Obligations.  The Guarantor will make payment relative to each Obligation in the currency (the "Original Currency") in which the Other Loan Party is required to pay such Obligation. If the Guarantor makes payment relative to any Obligation to the Administrative Agent or a Lender in a currency (the "Other Currency") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Obligation only to the extent of the amount of the Original Currency which the Administrative Agent or such Lender is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which the Administrative Agent or such Lender is able to purchase is less than the amount of such currency originally due to it in respect of the relevant Obligation, the Guarantor will indemnify and save the Administrative Agent and the Lenders harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Administrative Agent or any Lender and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

15.

Guarantee of Payment and Performance.  This Guarantee is a guarantee of payment and performance and not of collection and is in addition and without prejudice to any securities of any kind now or hereafter held by the Administrative Agent or any Lender.

16.

Costs.  The Guarantor shall pay to the Administrative Agent all out-of-pocket costs and expenses, including all reasonable legal fees (on a solicitor and his own client basis) and other expenses incurred by the Administrative Agent and any of the Lenders from time to time in the enforcement, realization and collection of or in respect of this Guarantee, and the term "Obligations" herein shall include all such costs and expenses. All of these amounts shall be payable by the Guarantor on demand, shall bear interest at a rate per annum equal to the Canadian Prime Rate per annum, calculated from the date incurred by the Administrative Agent to the date paid by the Guarantor, compounded monthly on the last day of each month, both before and after default, maturity and judgment.

17.

Payment.  All payments hereunder with respect to any Obligations shall be made to the Administrative Agent on behalf of the Lenders at the Administrative Agent's office at 40 Dundas Street West, 5th Floor, Toronto, Ontario M5G 2C2 or at such other office of the Administrative Agent as the Administrative Agent shall designate from time to time by notice in writing to the Guarantor.

18.

Payment on Stay.  If: (a) any Other Loan Party is prevented from making payment of any of the Obligations when it would otherwise be required to do so; or (b) the Administrative Agent is prevented from demanding payment of the Obligations because of a stay or other judicial proceeding or any other legal impediment, all Obligations or other amounts otherwise subject to demand, acceleration or payment shall be payable by the Guarantor as provided for hereunder.

19.

Waiver of Notice.  The Guarantor waives all notices which may be required by any statute, rule of law, contract or otherwise to preserve any rights to the Administrative Agent or any Lender against the Guarantor.

20.

Taxes.  Any and all payments by the Guarantor hereunder shall be made free and clear of and without deduction for any and all present and future taxes, liens, imposts, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto and any interest, additions to tax and penalties imposed with respect thereto, but excluding, with respect to the Administrative Agent or any Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority (hereinafter referred to as "Taxes"). If the Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Administrative Agent or any Lender:

(a)

the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 20) the Administrative Agent or such Lender receives an amount equal to the sum it would have received had no such deductions been made; and

(b)	the Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Law.
21.

Covenants.  The Guarantor acknowledges receipt of a copy of the Credit Agreement and the other Documents and understands the Obligations of the Other Loan Parties thereunder. The Guarantor consents and agrees to be bound by any provision in the Credit Agreement which relates to the Guarantor. In addition, the Guarantor covenants and agrees that it shall perform each and every term, covenant, condition and agreement which the Borrower has covenanted in the Credit Agreement to cause the Guarantor to perform, and the Guarantor will comply with each and every term, covenant, condition and agreement which the Borrower has covenanted under the Credit Agreement to cause the Guarantor to comply with, when and as provided for by the terms of the Credit Agreement and the Guarantor will not do anything which would result in a breach of the Credit Agreement.

The Guarantor confirms and makes and repeats on its own behalf in favour of the Administrative Agent and the Lenders each of the representations and warranties set forth in the Credit Agreement to the extent such representations and warranties relate to the Guarantor or any matter in respect thereof, and shall be deemed to make, repeat and re-affirm each such representation and warranty on each date on which such representations and warranties are made or deemed to be made or re-made by the Borrower under the Credit Agreement, all to the same extent as if the Guarantor was a party to the Credit Agreement, and all as though such representations and warranties were set out at length herein.

22.	Governing Law. This Guarantee shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.
23.

Severability.  If any provision or paragraph of this Guarantee shall be invalid, illegal or unenforceable in any respect or in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision or paragraph in any other jurisdiction or the validity, legality or enforceability of any other provision of this Guarantee.

24.

Notices.  Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by facsimile or other electronic means of communication addressed to the respective parties as follows:

the Guarantor at:

3000 Dome Tower

333 – 7th Avenue S.W.

Calgary, AB  T2P 2Z1

Attention:Senior Vice President and Chief Financial Officer

Facsimile:[redacted]

the Administrative Agent at:

595 Bay Street, CPS‐7th Floor

Toronto, Ontario M5G 2C2

Attention:Global Agent Administration Services

Fax:[redacted]

Email: [redacted]

or to such other address or facsimile number as any party may from time to time notify the others in accordance with this Section 24.  Any demand, notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by telex or other electronic means of communication, on the first Banking Day following the transmittal thereof.

25.

Acknowledgment.  The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise by the Administrative Agent or any Lender or by any officer, employee or agent of it, forms any part of this Guarantee or has induced the making thereof, or shall be deemed in any way to affect the Guarantor's liability hereunder.

26.

Appropriation.  The Administrative Agent shall be at liberty, without in any way prejudicing or affecting its rights hereunder, to appropriate any payment made or monies received to any part of the Obligations, whether then due or to become due, and from time to time to revoke or alter any such appropriation, as the Administrative Agent sees fit.

[Signature Page Follows]

IN WITNESS WHEREOF the Guarantor has caused this Guarantee to be signed by the proper officer duly authorized in that behalf as of the date and year first above written.

[·]
Per:
Name:
Title:
Per:
Name:
Title:

Schedule I to the Enerplus Corporation Amended and Restated

Credit Agreement dated November 3, 2022

FORM OF SUSTAINABILITY CERTIFICATE

SUSTAINABILITY CERTIFICATE

TO:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement ("CIBC") and as Sustainability Structuring Agent

Infrastructure/Technology, Infrastructure and Innovation

Attention:Global Agent Administration Services

Fax:[redacted]

Email: [redacted]

AND TO:	ENERPLUS CORPORATION
RE:

Amended and Restated Credit Agreement dated November 3, 2022 (the "Credit Agreement") among Enerplus Corporation, as borrower (the "Borrower"), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

1.	This Sustainability Certificate is delivered pursuant to Section 14.1(i) of the Credit Agreement.
2.	Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.
3.

The undersigned, [name], [title] of the Borrower, hereby certifies that, as of the date of this Sustainability Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Sustainability Certificate and:

(a)

attached hereto as Exhibit "A" is a true, complete and correct copy of the Annual ESG Report for the fiscal year ending December 31, ● and the GHG Intensity, Average Reduction of Freshwater Use and the Average 3-year LTIF disclosed therein have been verified by the SPT Metric Auditor on a limited assurance basis; and

(b)

attached hereto as Exhibit "B" is a schedule setting forth each Adjustment in Applicable Margin and the Applicable Sustainability Adjustment for the fiscal year ending December 31, ●, and the calculations applicable thereto.

I give this Sustainability Certificate on behalf of the Borrower and in my capacity as the [title] of the Borrower, and no personal liability is created against or assumed by me in the giving of this Sustainability Certificate.

I-2

Dated at ●, this ● day of ●, ●.

ENERPLUS CORPORATION
Per:
Name:
Title:
Per:
Name:
Title: